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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(1)
Registration Statement No. 333-190805

PROSPECTUS

4,600,000 Shares

COMMON STOCK

Shutterstock, Inc. is offering 1,000,000 shares of its common stock and the selling stockholders are offering 3,600,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol "SSTK". On September 19, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $60.32 per share.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and, as such, will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See "Risk Factors" section beginning on page 14.

PRICE $60.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Shutterstock	Proceeds to Selling Stockholders
Per Share	$60.00	$2.70	$57.30	$57.30
Total	$276,000,000	$12,420,000	$57,300,000	$206,280,000

(1)
The Underwriters will receive compensation in addition to the underwriting discount. See "Underwriting."

We and the selling stockholders have granted the underwriters the right to purchase up to 690,000 additional shares of common stock at the price to public less the underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on September 25, 2013.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	JEFFERIES

ALLEN & COMPANY LLC	RBC CAPITAL MARKETS	STIFEL	WILLIAM BLAIR

September 19, 2013

shutterstock®
The World's Creative Marketplace
MOTEL
DRIVE-IN THEATRE
LAS VEGAS
NEVADA

How Shutterstock Works

Shutterstock sources high-quality images and video clips from contributors, and licenses this content to customers worldwide.

Contributors create and upload images and video clips.
Customers search and find images and video clips.
shutterstock
Contributors
Photographers
Illustrators
Videographers
Customers
Businesses
Marketing Agencies
Media Organizations
Contributors are paid a royalty when their content is downloaded.
Customers license content from Shutterstock.

Why **contributors** choose Shutterstock:

- A global audience of paying customers
- Efficient process for adding content
- Real-time feedback and community

Why **customers** choose Shutterstock:

- High-quality, licensed content
- Superior search results
- Simple, affordable pricing

Facts & Figures

Cumulative paid downloads
(Millions)

300
250
200
150
100
50
67
101
145
204
280
2008
2009
2010
2011
2012

Content in the Shutterstock collection
(Millions)

25
20
15
10
5
5.1
8.9
13.3
17.4
23.3
2008
2009
2010
2011
2012

20
Languages

150+
Countries With Active Users

20,000+
Images & Video Clips Added Daily

40,000+
Contributors

750,000+
Paying Customers

28 Million+
Images & Video Clips

300 Million+
All-Time Paid Downloads

Revenue
(Millions of dollars)

$180
150
120
90
60
30
53
61
83
120
170
2008
2009
2010
2011
2012

45%
Americas
39%
EMEA
16%
Asia/Pacific

2012 Revenue by Region

        You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth in the sections of this prospectus titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Some of the statements in this prospectus constitute forward-looking statements. See the section of this prospectus titled "Special Note Regarding Forward-Looking Statements" for more information.

 SHUTTERSTOCK, INC.

Overview

        Shutterstock operates an industry-leading global marketplace for commercial digital imagery. Commercial digital imagery consists of licensed photographs, illustrations and video clips that companies use in their visual communications, such as websites, digital and print marketing materials, corporate communications, books, publications and video content. Demand for commercial digital imagery comes primarily from businesses, marketing agencies and media organizations. We estimate that the market for pre-shot commercial digital imagery will grow from approximately $4 billion in 2011 to approximately $6 billion in 2016, based on a study conducted on our behalf by L.E.K. Consulting LLC. There has been a significant increase in the demand for commercial digital imagery as rapid technological advances have reduced the cost and effort required to create, license and use images. Our global online marketplace brings together users of commercial digital imagery with image creators from around the world. More than 750,000 active, paying users contributed to revenue in 2012. More than 40,000 approved contributors make their images and video clips available in our collection, which has grown to more than 28 million images and more than 1 million video clips. This makes our collection one of the largest of its kind, and, in the twelve months ended December 31, 2012, we delivered more than 76 million paid downloads (including both commercial and editorial images) to our customers.

        Our online marketplace provides a freely searchable collection of commercial digital imagery (i.e., stock photography, illustrations, vectors and video clips) that our users can pay to license, download and incorporate into their work. We compensate contributors for each of their images or video clips that is downloaded. This marketplace model allows us to offer users a disruptive, low-cost and easy-to-use alternative to the time-consuming and expensive traditional methods of obtaining commercial imagery. It enables millions of small and medium-sized businesses, or SMBs, to affordably access commercial digital imagery, and allows larger enterprises and media agencies to more easily and efficiently satisfy their increasing image needs.

        We are the beneficiaries of significant network effects. As we have grown, our broadening audience of paying users has attracted more imagery from contributors. This increased selection of imagery has in turn helped to attract more paying users. The success of this network effect is facilitated by the trust that users place in Shutterstock to maintain the integrity of our branded marketplace. Every contributor in our marketplace and every image we make available must pass our proprietary screening process and meet our standards of quality. In addition, and unlike the significant majority of free images available online, our rigorous vetting process enables us to provide confidence and indemnification to our users that the content in our collection has been appropriately licensed for commercial or editorial use.

        We make the licensing of images and video clips affordable, simple and easy in order to encourage a high volume of purchases and downloads. Our customers' average cost per download was $2.23 in 2012. We are a pioneer of the subscription-based usage model in our industry, whereby subscribers can download and use a large number of images in their creative process without concern for the incremental cost of each download. A significant majority of our downloads come from subscription-based users, who contribute approximately half of our revenue. We also offer simple and easy-to-use On Demand purchase options for users who purchase imagery when and as needed. As a result of our simple and affordable licensing models, we believe that we achieved the highest volume of commercial image downloads of any single brand in our industry in 2012. In addition to generating revenue, this high volume of download activity allows us to continually improve the quality and accuracy of our search algorithms, as well as to encourage the creation of new content to meet our users' needs.

        Our revenue is diversified and predictable. More than 750,000 customers from more than 150 countries contributed to our revenue in 2012, with our top 25 customers in the aggregate accounting for less than 3% of our revenue. We have historically benefitted from a high degree of revenue retention from both subscription-based and On Demand customers. For example, in 2010, 2011 and 2012, we experienced year-to-year revenue retention of 96%, 102% and 100%, respectively. This means that customers that contributed to our revenue in 2011 contributed, in the aggregate, 100% as much revenue in 2012 as they did in 2011. Customers typically pay us upfront and then use their downloads in a predictable pattern over time, which results in favorable cash flow characteristics and has historically added predictability and stability to our financial performance.

        We have achieved significant growth since our marketplace was launched in 2003. In 2011 and 2012, we generated revenue of $120.3 million and $169.6 million, respectively, representing year-over-year growth of 45.0% and 41.0%, respectively. In 2011 and 2012, we generated Adjusted EBITDA of $26.5 million and $34.9 million, respectively, Non-GAAP Net Income of $23.9 million and $28.0 million, respectively, and Free Cash Flow of $36.1 million and $41.8 million, respectively. See "Summary Consolidated Financial Data—Non-GAAP Financial Measures." In 2011 and 2012, our net income was $21.9 million and $47.5 million, respectively. In 2012, net income included a one-time tax benefit of $28.8 million related to our conversion to a Delaware C-corporation on October 5, 2012. We are a global business; in 2012, 35% of our revenue came from North America, 37% came from Europe and 28% came from the rest of the world.

Industry Overview: Commercial Digital Imagery

        Images help businesses to communicate and engage with customers, market products and differentiate their brands. Companies invest in imagery for the same reasons they invest in marketing, advertising and media production: to increase the impact, engagement and differentiation of their communications. From the smallest start-ups to the largest multinationals, companies pay to license photographs, video clips and illustrations for use in print and digital marketing materials, corporate communications, external and internal websites, social networking sites, mobile applications, games and videos. Imagery is also widely used in publishing books, eBooks, magazines and news articles. The demand for paid imagery in a commercial context comes primarily from:

  •
  Businesses:  Large corporations, small and medium-sized businesses and sole proprietorships that have marketing, communications and design needs;

  •
  Marketing Agencies:  Creative service providers such as advertising agencies, media agencies, graphic design firms, web design firms and freelance design professionals; and

  •
  Media Organizations:  Creators of print and digital content, from large publishers and broadcast companies to professional bloggers.

        These professional users of imagery are very selective about where they source their images; images must be of high quality and must fulfill the licensing obligations necessary for use in a commercial context. These requirements were historically fulfilled by commissioning images for specific purposes, or licensing pre-shot images from a catalog or database. This typically cost hundreds or thousands of dollars per image, which made licensing imagery affordable only for larger companies with significant marketing or creative budgets.

        Rapid technological changes have caused a significant shift in the economics of demand and supply for commercial digital imagery. The rise of digital marketing and increases in the type and frequency of visual communications employed by businesses has caused a dramatic increase in demand for licensed imagery. At the same time, affordable, high-quality cameras and video cameras, as well as high performance photo and video-editing software, are enabling millions of people around the world to create commercial-quality digital imagery at a very low cost. Online marketplaces use the disruptive power of the internet to bring these highly fragmented groups together so that businesses of all sizes can quickly search for, find, and download affordable visual content to enhance their communications.

        We estimate that the market for pre-shot commercial imagery was approximately $4 billion in 2011 and that it will grow to approximately $6 billion by 2016, based on a study conducted on our behalf in August 2012 by L.E.K. Consulting LLC, or L.E.K. Within this market, the "traditional stock photography" segment, which has historically served larger businesses, is expected to remain stable at approximately $2.3 billion between 2011 and 2016. The stock photography marketplace segment along with the market for all other commercial digital imagery (i.e., stock illustrations, vectors and video clips) is expected to grow 15-20% annually during that same period to a total of more than $3.5 billion in 2016.

Challenges in the Market for Commercial Digital Imagery

        Even with the advent of websites capable of sourcing and providing commercial digital imagery, significant challenges remain for users of many online marketplaces, including limited selection, difficulties in finding images quickly, high or complex pricing, poor image quality, and a lack of appropriate licensing and legal protection. At the same time, the creators of commercial digital imagery face obstacles to easily upload, market and distribute their images to a large audience. They also lack tools for discovering the kinds of content that customers demand.

The Shutterstock Solution

Key Benefits for Our Users

• Millions of high-quality images and video clips available for commercial use

We currently provide a licensable digital collection of more than 28 million images and more than 1 million video clips, one of the largest collections of its kind. We source our content from over 40,000 approved contributors in more than 100 countries.

• Superior search results

We consider our proprietary search interface and algorithms to be intuitive and efficient, allowing users with widely ranging search queries to quickly find the most suitable image for their needs. We believe that, with one of the highest volumes of downloads of commercial content in 2012, we have the data to power the best search experience in our industry.

• Low cost of content

Our affordable pricing models enable users to download content for as little as $0.28 per download. Across our pricing plans, customers paid an average of $2.23 per download in 2012. We believe that our disruptive pricing models increase the number of businesses that can participate in the market for commercial imagery and that they increase the number of downloads that we deliver.

• Creative freedom through simple pricing

Our subscription-based pricing model makes the creative process easier. Subscription users can download any image in our collection at any resolution we offer for use in their creative process without worrying about incremental cost. For users who need less content, we offer simple, affordable, On Demand pricing, which is presented as a flat rate across all content and sizes that we offer.

• 100% vetted, commercial-quality content

We are highly focused on maintaining the quality of our collection. Our content has been vetted by a member of our review team for standards of quality and relevance. We also leverage proprietary review technology to pre-filter images and video clips and enhance the productivity of our reviewers. Less than 20% of contributor applicants who applied in 2012 were approved as contributors to shutterstock.com, and less than 70% of content uploaded by approved contributors in 2012 satisfied our rigorous acceptance requirements.

• Appropriately licensed content

Our review process is designed to ensure that every image and video clip is appropriately licensed for its intended use. The strength of our review process enables us to offer $10,000 of indemnification protection to every customer to cover legal costs or damages that may arise from their use of Shutterstock content. In certain cases, we offer greater indemnification levels through custom contracts.

Key Benefits for Our Contributors

• Distribution to the largest, global audience

In 2012, shutterstock.com received an average of approximately 10 million monthly unique visitors and more than 65 million monthly page views according to comScore Media Metrix, and we delivered more than 76 million paid downloads. According to industry surveys, contributors who have images available on our site generate more income through Shutterstock than through any other sites with which they are registered.

• Global ecommerce capabilities	Our global ecommerce platform allows us to process payments from across the world in 10 currencies, and our users can currently transact on our flagship website in 20 languages.
• Efficient uploading, tagging and review process	Based on user feedback and competitive benchmarking, we believe that we have the most efficient upload, tagging and review process of all of the major competitors in our industry.
• Robust feedback, tools and information

Our contributors can monitor download activity by image and geography, as well as by self-defined image themes. We also provide data on search trends, allowing content creators to see which images and subjects are popular on our site, and to plan new content themes accordingly.

• Specialized community	We operate a forum for the photographers, videographers and illustrators that make up our contributor community, allowing them to share tips with one another and to showcase their work.

Shutterstock's Competitive Strengths

        In addition to the compelling value propositions that we offer to users and contributors, we believe that the following competitive advantages separate us from our competitors:

        A Leading Global Marketplace with Strong Network Effects.    Our content collection is currently one of the largest in the commercial digital imagery industry, with over 28 million images and more than 1 million video clips, from more than 40,000 contributors. We believe that the growth of our content collection and the growth in our site traffic support one another through a strong network effect—a broader selection of images and video clips from our contributors attracts more image and video users; this larger audience of paying users increases the amount spent in our marketplace and attracts more content submissions from a greater number of contributors.

        Extensive Data and Superior Search.    We believe that we have achieved one of the highest volumes of commercial image downloads of any company in our industry. In 2012 alone, we delivered more than 76 million paid downloads. The number of contributor-generated image tags in our collection is currently more than 995 million. This user-generated data, coupled with our investments in technology and our many years of experience in developing search algorithms for our industry, have enabled us to create what we believe is the best search experience available.

        Simple, Flexible and Low-Cost Pricing.    Our customers' average cost per download was $2.23 in 2012. Our subscription plans, which we pioneered in the industry, generate an important sense of creative freedom for our professional users. Additionally, we offer simple and cost-effective On Demand purchase options for less frequent users. The simplicity and affordability of these plans have allowed us to broaden our existing and potential user base, and deliver a high volume of paid downloads for our contributors.

        Trusted, Actively Managed Marketplace.    We are committed to providing a trusted online marketplace for appropriately licensed, high-quality commercial imagery and video. Our rigorous review process for new images ensures the integrity and quality of content in our collection. Each image and video clip is individually examined by our team of trained reviewers to meet our high standards of quality and commercial viability. This review process is designed to minimize the legal risk to our users from inappropriately licensed imagery.

Shutterstock's Growth Strategies

        Acquire More Users and Contributors.    Our active user base of SMBs currently represents a very small fraction of the global total of SMBs. We view this as a marketing opportunity. A significant portion of our growth to date has been driven by word of mouth recommendations; we plan to continue to foster word of mouth by continuing to grow our collection and deliver exceptional service. Additionally, we expect to increase our investments in online and offline marketing to help raise awareness in our core customer and contributor communities as well as in additional market segments and geographies.

        Lead Innovation in User and Contributor Experience.    With one of the largest collections of images in the industry, and one of the highest volumes of site traffic and commercial image downloads, we believe that we have more information on the marketplace and user needs than any of our competitors. We intend to use this data to continue to improve the quality of our search algorithms and user experience. We also plan to enhance the tools we offer contributors to help them easily establish their portfolios on our site, track their performance and explore opportunities to create content that customers need. Furthermore, we intend to roll out new product offerings and product extensions that we believe will create deeper relationships with our core communities and attract new users to our sites.

        Increase Localization.    We are a global company, with users in more than 150 countries, contributors in more than 100 countries and a website that is available in 20 languages. We plan to deepen our global penetration among users and contributors by improving the quality of the Shutterstock experience, regardless of language or location. There is significant unmet demand for localized content, such as images with locally relevant themes, customs, objects and ethnicities. We plan to increase the geographical diversity of our contributor community so that we can provide the images demanded by our increasingly global user base.

        Increase Our Penetration of Media Agencies and Large Enterprises.    To date, the majority of our revenue has been generated from small and medium-sized businesses purchasing online. Currently, less than 15% of our revenue is generated through direct sales to large organizations. We believe that we have a strong value proposition for large media agencies and enterprises, which have historically purchased commercial imagery via sales-driven relationships. We are working to increase our revenue from these companies through a direct sales approach and by offering tailored purchase options.

        Pursue Emerging Content Types.    Alternative content types such as video footage represent significant opportunities for growth. Given the convergence of photography and video tools, we believe that our network effects in still image licensing will help propel our efforts in the video market. In addition to video, we see opportunities in other emerging digital content areas that may be relevant to our customers.

Risks Associated with Our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this prospectus titled "Risk Factors," and include but are not limited to:

  •
  our ability to identify, attract and retain customers and contributors to our online marketplace;

  •
  our ability to maintain repeat purchase and subscription revenue;

  •
  our new and rapidly changing market;

  •
  the competitive nature of and anticipated growth in our markets;

  •
  our ability to maintain our competitive position in a highly competitive industry;

  •
  our ability to protect our intellectual property and protect against infringement claims made by third parties; and

  •
  our ability to successfully navigate the risks related to our international operations and expansion.

Company Information

        Our principal office is located at 60 Broad Street, 30th Floor, New York, New York 10004, and our telephone number is (646) 419-4452. Our corporate website address is www.shutterstock.com. We do not incorporate the information contained in, or that can be accessed through, our corporate website into this prospectus, and you should not consider it part of this prospectus. After launching our marketplace in 2003, we organized in the State of New York as Shutterstock, Inc. in December 2004, and we became Shutterstock Images LLC in June 2007. On October 5, 2012, we reorganized from Shutterstock Images LLC, a New York limited liability company, or the LLC, to Shutterstock, Inc., a Delaware corporation, referred to as the "Reorganization." In this prospectus, "we," "us," "our," "Company" and "Shutterstock" refer to Shutterstock, Inc. and its subsidiaries.

        "Shutterstock", "Offset", "Skillfeed", "Bigstock" and "Big Stock Photo" are registered trademarks or logos appearing in this prospectus and are the property of Shutterstock, Inc. or one of our subsidiaries. All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered:
By Shutterstock	1,000,000 shares
By the selling stockholders	3,600,000 shares
Total	4,600,000 shares
Common stock to be outstanding after this offering	34,692,311 shares
Underwriters' option to purchase additional shares

The underwriters have an option to purchase a maximum of 150,000 additional shares of common stock from us and a maximum of 540,000 additional shares of common stock from the selling stockholders at the price to public less the underwriting discounts and commissions. The underwriters could exercise this option at any time within 30 days from the date of the prospectus.

Use of proceeds

The principal purposes of this offering are to facilitate an orderly distribution of shares for the selling stockholders, to increase our public float, and to increase our capitalization and financial flexibility. We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See "Use of Proceeds" for additional information.

Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
NYSE symbol	"SSTK"

        The number of shares of our common stock to be outstanding following this offering is based on 33,692,311 shares of our common stock outstanding as of June 30, 2013, and excludes:

  •
  560,372 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2013 at a weighted average exercise price of $15.43 per share;

  •
  5,910,074 shares of our common stock reserved for future grant or issuance under our 2012 Omnibus Equity Incentive Plan; and

  •
  2,926,283 shares of our common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan.

        Except as otherwise indicated, information in this prospectus reflects or assumes the following:

  •
  no exercise of options outstanding as of June 30, 2013; and

  •
  no exercise by the underwriters of their option to purchase up to an additional 150,000 shares of common stock from us and to purchase up to an additional 540,000 shares of common stock from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables summarize our consolidated financial and other data for the periods ended and as of the dates indicated. We derived the consolidated statements of operations data for each of the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2012 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statements of operations data for each of the six months ended June 30, 2012 and 2013 and the consolidated balance sheet data as of June 30, 2013 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements.

        Our historic results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year. You should read this data together with our consolidated financial statements and related notes, "Capitalization," "Selected Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share amounts)
				(unaudited)
Consolidated Statements of Operations Data:
Revenue	$82,973	$120,271	$169,616	$78,199	$107,926
Operating expenses:
Cost of revenue	32,353	45,504	64,676	29,825	41,589
Sales and marketing	17,820	31,929	45,107	23,333	25,292
Product development	4,591	9,777	16,330	6,860	9,615
General and administrative(1)	8,414	10,171	21,651	8,177	10,514

Total operating expenses	63,178	97,381	147,764	68,195	87,010

Income from operations	19,795	22,890	21,852	10,004	20,916
Other income (expense), net	19	10	(47)	5	8

Income before income taxes	19,814	22,900	21,805	10,009	20,924
Provision (benefit) for income taxes(2)	876	1,036	(25,738)	227	8,496

Net income	$18,938	$21,864	$47,543	$9,782	$12,428

Less:
Preferred interest distributed	6,475	7,144	9,000	3,788	—
Preferred interest accretion	7,068	4,058	—	—	—
Undistributed (loss) earnings to participating stockholder / members	(3,659)	(2,692)	(4,086)	(1,342)	41

Net income available to common stockholders / members	$9,054	$13,354	$42,629	$7,336	$12,387

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share amounts)
				(unaudited)
Net income (loss) per basic share available to common stockholders / members:
Distributed	$0.94	$1.03	$1.14	$0.54	$—
Undistributed	(0.50)	(0.39)	0.65	(0.19)	0.37

Net income per share (basic)	$0.44	$0.64	$1.79	$0.35	$0.37

Net income (loss) per diluted share available to common stockholders / members:
Distributed	$0.94	$1.03	$1.13	$0.54	$—
Undistributed	(0.50)	(0.39)	0.66	(0.19)	0.37

Net income per share (diluted)	$0.44	$0.64	$1.79	$0.35	$0.37

Weighted average shares outstanding:
Basic	20,770,041	20,849,242	23,785,299	20,849,242	33,435,439
Diluted	20,770,041	20,849,242	23,833,223	20,849,242	33,903,898

(1)
The following table summarizes non-cash equity-based compensation expense included in the Company's statement of operations. Prior to the Reorganization on October 5, 2012, there was no non-cash equity-based compensation expense related to the stock options as a result of a change-of-control condition:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
				(unaudited)
Cost of revenue	$—	$—	$219	$—	$165
Sales and marketing	—	—	783	—	507
Product development	—	—	1,696	—	584
General and administrative	1,114	2,122	7,687	2,157	1,314

Total	$1,114	$2,122	$10,385	$2,157	$2,570

(2)
Prior to October 5, 2012, we operated as a New York limited liability company for federal and state income tax purposes, taxed as a partnership, and therefore were not subject to federal and state income taxes. In connection with the Reorganization, we recorded a one-time non-cash tax benefit of $28.8 million. Following the Reorganization, we became subject to income taxes.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
Other Financial and Operational Data:
Adjusted EBITDA (in thousands)(1)	$21,783	$26,532	$34,877	$13,321	$25,211
Non-GAAP net income (in thousands)(2)	$20,044	$23,913	$27,921	$11,890	$13,969
Free cash flow (in thousands)(3)	$27,591	$36,095	$41,773	$16,307	$14,820
Paid downloads (in millions) (during period)(4)	44.1	58.6	76.0	35.9	46.7
Revenue per download (during period)(5)	$1.88	$2.05	$2.23	$2.18	$2.31
Images in our collection (in millions) (end of period)(6)	13.3	17.4	23.3	20.2	27.3

(1)
See "—Non-GAAP Financial Measures" below as to how we define and calculate Adjusted EBITDA and for a reconciliation between Adjusted EBITDA and net income, the most directly comparable financial measure presented on a U.S. generally accepted accounting principles, or GAAP, basis and a discussion about the limitations of Adjusted EBITDA.

(2)
See "—Non-GAAP Financial Measures" below as to how we define and calculate Non-GAAP Net Income and for a reconciliation between Non-GAAP Net Income and net income, the most directly comparable GAAP financial measure and a discussion about the limitations of Non-GAAP Net Income.

(3)
See "—Non-GAAP Financial Measures" below as to how we define and calculate Free Cash Flow and for a reconciliation between Free Cash Flow and net cash provided by operating activities, the most directly comparable GAAP financial measure and a discussion about the limitations of Free Cash Flow.

(4)
Paid downloads is the number of paid image and video clip downloads that our customers make during a given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Paid Downloads" for more information as to how we define and calculate paid downloads.

(5)
Revenue per download is the amount of revenue recognized in a given period divided by the number of paid downloads in that period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Revenue per Download" for more information as to how we define and calculate paid revenue per download.

(6)
Images in our collection is the total number of photographs, vectors and illustrations available on shutterstock.com to customers at the end of the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Images in our Collection" for more information as to how we define and calculate paid images in our collection.

	As of June 30, 2013
	Actual	As Adjusted(1)
	(in thousands) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$112,803	$169,203
Working capital	73,512	129,912
Property and equipment, net	6,778	6,778
Total assets	172,548	228,948
Deferred revenue	46,736	46,736
Total liabilities	76,946	76,946
Total stockholders' equity	$95,602	$152,002

(1)
The as adjusted column in the balance sheet data table above gives effect to the sale and issuance by us of 1,000,000 shares of common stock in this offering at the public offering price of $60.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have disclosed within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net income adjusted for other (income) expense, income taxes, depreciation and amortization, and non-cash equity-based compensation. We believe Adjusted EBITDA is an important measure of operating performance because it allows management, investors and others to evaluate and compare our core operating results from period to period by removing the impact of our asset base (depreciation and amortization), non-cash equity-based compensation, interest and taxes.

        Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under U.S. generally accepted accounting principles, or GAAP, as the excluded items may have significant effects on our operating results and financial condition. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Additionally, our Adjusted EBITDA measure may differ from other companies' Adjusted EBITDA as it is a non-GAAP disclosure.

        The following is a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net income	$18,938	$21,864	$47,543	$9,782	$12,428
Non-GAAP adjustments:
Depreciation and amortization	874	1,520	2,640	1,160	1,725
Non-cash equity-based compensation	1,114	2,122	10,385	2,157	2,570
Other (income) expense, net	(19)	(10)	47	(5)	(8)
Provision (benefit) for income taxes	876	1,036	(25,738)	227	8,496

Adjusted EBITDA	$21,783	$26,532	$34,877	$13,321	$25,211

Non-GAAP Net Income

        To provide investors with additional information regarding our financial results, we have disclosed within this prospectus non-GAAP net income, a non-GAAP financial measure. We define non-GAAP net income as net income excluding the one-time tax benefit due to the Reorganization and the after-tax impact of non-cash equity-based compensation. We believe non-GAAP net income is an important measure of operating performance because it allows management, investors and others to evaluate and compare our operating results from period to period by removing the impact of our one-time tax benefit due to the Reorganization in October 2012, non-cash equity-based compensation, and the tax benefit for the deductible non-cash equity-based compensation. Our use of non-GAAP net income has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP as the excluded items may have significant effects on our operating results and financial condition. When evaluating our performance, you should consider non-GAAP net income alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Additionally, our non-GAAP net income measure may differ from other companies' non-GAAP net income as it is a non-GAAP disclosure.

        The following is a reconciliation of Non-GAAP net income to net income, the most directly comparable GAAP measure:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net income	$18,938	$21,864	$47,543	$9,782	$12,428
Non-GAAP adjustments:
One-time tax benefit due to the Reorganization	—	—	(28,811)	—	—
Non-cash equity-based compensation	1,114	2,122	10,385	2,157	2,570
Non-cash equity-based compensation tax benefit	(8)	(73)	(1,196)	(49)	(1,029)

Non-GAAP net income	$20,044	$23,913	$27,921	$11,890	$13,969

Free Cash Flow

        To provide investors with additional information regarding our financial results, we have disclosed within this prospectus Free Cash Flow, a non-GAAP financial measure. We define Free Cash Flow as our cash provided by (used in) operating activities, adjusted for capital expenditures and other income (expense). We believe that Free Cash Flow is an important measure of liquidity because it allows management, investors and others to evaluate the cash that we generate after the financing of projects required to maintain or expand our asset base. When evaluating our performance, you should consider Free Cash Flow alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Additionally, our Free Cash Flow measure may differ from other companies' Free Cash Flow as it is a non-GAAP disclosure.

        The following is a reconciliation of Free Cash Flow to net cash provided by operating activities, the most directly comparable GAAP measure:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net cash provided by operating activities	$28,726	$39,547	$45,534	$18,922	$17,814
Other income (expense), net	19	10	(47)	5	8
Capital expenditures	(1,116)	(3,442)	(3,808)	(2,610)	(2,986)

Free cash flow	$27,591	$36,095	$41,773	$16,307	$14,820

RISK FACTORS

        This offering and an investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the financial and other information contained in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, operating results, cash flow and prospects could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Relating to Our Business and Industry

The success of our business depends on our ability to continue to attract and retain customers and contributors to our online marketplace for commercial digital imagery.

        The success of our business and our future growth depends significantly on our ability to continue to attract new customers and contributors, as well as continue to retain existing customers and contributors, to our online marketplace for commercial digital imagery. To maintain and increase our revenue, we must regularly add new customers and retain our existing customers. An increase in paying customers has generally attracted more images and video clips from contributors, which increases our content selection and in turn attracts additional paying customers. To attract new customers and contributors and retain existing customers and contributors, we rely heavily on the effectiveness of our marketing efforts, the size and content of our collection and the functionality and features of our marketplace. Our marketing efforts may be unsuccessful, our collection may fail to grow as anticipated and new technologies may render the systems and features of our marketplace obsolete, any of which would adversely affect our results of operations and future growth prospects.

Our business depends in large part on repeat customer purchases from both our subscription-based and our On Demand purchase options. If customers reduce or cease their spending with us, or if content contributors reduce or end their participation in our marketplace, our business will be harmed.

        The majority of our revenue is derived from customers who have purchased with us in the past. As a result, our future performance largely depends on our ability to motivate our customers to continue to purchase from us. A key factor in creating such an incentive is our ability to provide customers with the images they seek and to refresh and grow our collection of digital imagery based on current and future trends. We seek to achieve these goals by attracting new contributors to our marketplace and by retaining our existing contributors. If we are unable to attract new contributors, retain existing contributors or add new imagery to our online marketplace, or if we fail to do so in a timely manner, customers requiring new and up-to-date content may reduce their spending with us. Another key factor in retaining our existing customers is our ability to deliver a user experience that continues to meet customers' needs, including the quality and accuracy of our search algorithms. If we are unable to maintain or improve upon the user experience that we deliver customers in a way that motivates our customers to continue to purchase from us, our business would be harmed. Furthermore, although historically the gross margins and revenue retention rates from our subscription-based and our On Demand purchase options have been substantially similar, there can be no assurance that this will continue in future periods. To the extent that revenue from our On Demand purchases continues to increase as a percentage of our total revenue, we will become more dependent upon such purchase options.

We operate in a new and rapidly changing market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

        The market for commercial digital imagery is a relatively new and rapidly changing market that may not develop as expected. Our business strategy and projections rely on a number of assumptions about the market for commercial digital imagery, including the size and projected growth of the market over the next several years. Some or all of these assumptions may be incorrect. The market for online commercial digital imagery may not develop as we expect or as third party analysts have forecasted or we may fail to address the needs of this market.

        The limited history of the market in which we operate makes it difficult to effectively assess our future prospects, and you should consider our business and prospects in light of the risks and difficulties we encounter in this evolving market. These risks and difficulties include our ability to:

  •
  attract new customers and retain existing customers;

  •
  offer customers the kinds of images they are seeking;

  •
  successfully compete with other companies that are currently in, or may in the future enter, the commercial digital imagery marketplace;

  •
  protect against the misuse of our imagery;

  •
  raise awareness of our online community and brand name;

  •
  successfully expand our business;

  •
  develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features and services; and

  •
  avoid interruptions or disruptions in our services.

        We may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. We cannot accurately predict whether our products and services will achieve significant acceptance by potential customers in significantly larger numbers than at present. You should therefore not rely on our historic growth rates as an indication of future growth.

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

        The commercial digital imagery industry is intensely competitive. Competition may result in loss of market share, pricing pressures or reduced profit margins, any of which could substantially harm our business and results of operations. We compete with a wide array of companies, from significant media companies to individual imagery creators, to provide commercial digital imagery to users of such imagery. These competitors include:

  •
  other online marketplaces for imagery such as iStockphoto, Fotolia and Dreamstime;

  •
  traditional stock content providers such as Getty Images and Corbis Corporation;

  •
  specialized visual content companies that are established in local, content or product-specific market segments such as Reuters Group PLC, the Associated Press and Thought Equity Motion;

  •
  websites focused on image search and discovery such as Google Images;

  •
  websites for image hosting, art and related products such as Flickr;

  •
  social networking and social media services such as Facebook; and

  •
  commissioned photographers and photography agencies.

        We believe that the principal competitive factors in the commercial digital imagery industry are: brand awareness; company reputation; the quality, relevance and diversity of images; the ability to source new imagery; the licensability of images and the degree to which image users are protected from legal risk; the effective use of current and emerging technology; the accessibility of imagery, distribution capability, and speed and ease of search and fulfillment; customer service; and the global nature of a company's interfaces and marketing efforts, including local languages, currencies, and payment methods. In addition, demand for our services is sensitive to price. Many external factors, including our technology and personnel costs and our competitors' pricing and marketing strategies, could significantly impact our pricing strategies. If we fail to meet our customers' price expectations, we could lose customers. A drop in our prices without a corresponding increase in volume would negatively impact our revenue.

        Some of our existing and potential competitors have or may obtain significantly greater financial, marketing or other resources or greater brand awareness than we have. Some of these competitors may be able to respond more quickly to new or expanding technology and devote more resources to product development, marketing or content acquisition than we can. If competitors offer higher royalties, easier contribution workflows, less selective vetting processes or convince contributors to distribute their content on an exclusive basis, contributors may choose to stop distributing new content with us or remove their existing content from our collection. Competitors may also seek to develop new products, technologies or capabilities that could render obsolete or less competitive many of the products, services and content types that we offer. If we are unable to compete successfully against our competitors, our growth prospects and results of operations may be adversely affected.

New competitors could enter our market and we may be unsuccessful in competing with these new entrants.

        New competitors may enter our market, particularly if technological advances or other market dynamics make creating, sourcing, archiving, indexing, reviewing, searching or delivering commercial digital images easier or more affordable. While we believe that there are obstacles to creating a meaningful network effect between customers and contributors, the barriers to creating a website that allows for the sale of digital content are low, which could result in greater competition. Our contributors, for example, may freely offer the images they provide to us to our competitors and may remove their images at any time. New entrants may raise significant amounts of capital and they may choose to prioritize increasing their market share and brand awareness over profitability, including, for example, by offering higher royalties for exclusivity. Additionally, larger, more established and better capitalized entities may acquire, invest in or partner with our competitors or leverage their own image-related competencies to enter our market. If we are unable to compete successfully against new entrants, our growth prospects and results of operations may be adversely affected.

We may not be able to prevent the misuse of our imagery and we may be subject to infringement claims.

        We rely on intellectual property laws and contractual restrictions to protect our rights and the imagery in our collection. Certain countries are very lax in enforcing intellectual property laws. Litigation in those countries will likely be costly and ineffective. Consequently, these intellectual property laws afford us only limited protection. Unauthorized parties have attempted, and may attempt, to improperly use our licensed digital imagery. We cannot guarantee that we will be able to prevent the unauthorized use of our digital imagery or that we will be successful in stopping such use once it is detected.

        We have been subject to a variety of third-party infringement claims in the past and will likely be subject to similar claims in the future. We license all of our digital imagery from photographers, illustrators and videographers, and, although we have staff committed to reviewing each image that we accept into our collection, we cannot guarantee that each contributor holds the rights or releases he or she claims or that such rights and releases are adequate. As a result, we may be subject to infringement claims or other claims by third parties. Furthermore, we offer our customers indemnification of up to $10,000 for legal costs and direct damages arising from the use of an image or video footage licensed through us. We also offer some of our customers custom contracts that either provide for larger indemnification amounts or unlimited indemnification. However, our contractual maximum liability may not be enforceable in all jurisdictions. We maintain insurance policies to cover potential intellectual property disputes. Since 2009, we have received approximately 35 customer claims for indemnification. Following investigation of such claims, fewer than one-third resulted in our making a cash payment to settle such claims. Aggregate amounts paid to date to settle customer indemnification claims have not been material. Although we have insurance to cover indemnification claims, and although, to date, these claims have not resulted in any material liability to us, we have incurred, and will continue to incur, expenses related to such claims and related settlements, which may increase over time.

        If a third-party infringement claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against all losses. Any claims against us, regardless of their merit, could severely harm our financial condition and reputation, strain our management and financial resources, and adversely affect our business.

Assertions by third parties of infringement or other violations by us of intellectual property rights could result in significant costs and substantially harm our business and operating results.

        Internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights or rights related to their use of technology. Some internet, technology and media companies, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. Third parties may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us. Existing laws and regulations are evolving and subject to different interpretations, and various federal and state legislative or regulatory bodies may expand current or enact new laws or regulations. We cannot assure you that we are not infringing or violating any third-party intellectual property rights or rights related to use of technology.

        We cannot predict whether assertions of third-party intellectual property rights or any infringement or misappropriation or other claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property; cease making, licensing or using content that is alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our technology; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; and to indemnify our partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

Unless we increase market awareness of our company and our services, our revenue may not continue to grow.

        We believe that our ability to attract and retain new customers and contributors depends in large part on our ability to increase our brand awareness within our industry. In order to increase the number of our customers and contributors, we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance customer and contributor awareness of our brand. Currently, a significant portion of our marketing spending consists of search engine marketing, which exposes us to risk in the event that one or more large search engines were to reconfigure their algorithms in such a way that would result in less business for us.

        Our marketing campaigns or other efforts to increase our brand awareness may not succeed in bringing new visitors to our online marketplace or converting such visitors to paying customers or contributors and may not be cost-effective. Our brand may be impaired by a number of other factors, including disruptions in service due to technology issues, data privacy and security issues, and exploitation of our trademarks and other intellectual property by others without our permission.

We have experienced rapid growth in recent periods. If we fail to effectively manage our growth, our business and operating results may suffer.

        We have experienced, and expect to continue to experience, significant growth, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We expect that our growth strategy will require us to commit substantial financial, operational and technical resources. Continued growth could also strain our ability to maintain reliable operation of our online marketplaces for our customers and contributors, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition will suffer.

One of our strategic goals is to generate a larger percentage of our revenue from larger companies, which may place greater demands on us in terms of increased service, indemnification or working capital requirements, any of which could increase our costs or substantially harm our business and operating results.

        One of our strategic goals is to increase the percentage of our revenue that come from larger companies, in addition to the small and medium-size companies from whom we have generated the majority of our revenue historically. In order to win the business of larger companies, we may face greater demands in terms of increased service requirements, greater indemnification requirements, greater pricing pressure, and greater working capital to accommodate the larger receivables and collections issues that are likely to occur as a result of being paid on credit terms. If we are unable to adequately address those demands, it may affect our ability to grow our business in this segment, which may adversely affect our results of operations and future growth. If we address those demands in a way that expands our risk of infringement claims, significantly increases our operating costs, reduces our ability to maintain or increase pricing, or increases our working capital requirements, our business, operating results and financial condition may suffer.

Continuing expansion into international markets is important for our growth, and as we continue to expand internationally, we face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs or otherwise limit our growth.

        Continuing to expand our business to attract customers and contributors in countries other than the United States is a critical element of our business strategy. In 2012, approximately 65% of our revenue was derived from customers located outside of North America. While a significant portion of our customers reside outside of the United States, we have a limited operating history as a company outside the United States. We expect to continue to devote significant resources to international expansion through establishing additional offices, hiring additional overseas personnel and exploring acquisition opportunities. In addition, we expect to increase marketing for our foreign language offerings and to further localize our collection and user experience for foreign markets. Our ability to expand our business and to attract talented employees, and customers and contributors in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:

  •
  modifying our technology and marketing our offerings for customers and contributors beyond the 20 languages we currently offer;

  •
  localizing our content to foreign customers' preferences and customs;

  •
  legal, political or systemic restrictions on the ability of U.S. companies to do business in foreign countries, including, among others, restrictions imposed by the U.S. Office of Foreign Assets Control (OFAC) on the ability of U.S. companies to do business in certain specified foreign countries or with certain specified organizations and individuals;

  •
  compliance with foreign laws and regulations, including disclosure requirements, privacy laws, rights of publicity, technology laws and laws relating to content;

  •
  protecting and enforcing our intellectual property rights;

  •
  recruiting and retaining talented and capable management and employees in foreign countries;

  •
  potential adverse foreign tax consequences;

  •
  strains on our financial and other systems to properly administer VAT, withholdings and other taxes;

  •
  currency exchange fluctuations;

  •
  remedying the material weakness in our internal control over financial reporting relating to tax compliance; and

  •
  higher costs associated with doing business internationally.

        These risks may make it impossible or prohibitively expensive to expand to new international markets, or delay entry into such markets, which may affect our ability to grow our business.

As a result of the Reorganization, we are subject to entity-level taxation, which will result in significantly greater income tax expense than we have incurred historically.

        Prior to the Reorganization on October 5, 2012, we operated as a New York limited liability company. As a limited liability company, we recognized no federal and state income taxes, as the members of the LLC, and not the entity itself, were subject to income tax on their allocated share of our earnings. On October 5, 2012, we reorganized as a Delaware corporation. Consequently, we are currently subject to entity-level taxation even though historically Shutterstock Images LLC did not pay U.S. federal or state income taxes. As a result, our corporate income tax rate has increased significantly now that we are subject to federal, state and additional city income taxes.

Our operations may expose us to greater than anticipated income tax liabilities, which could harm our financial condition and results of operations.

        We plan to structure our activities in a manner so as to minimize our tax liabilities. However, we have operations in various taxing jurisdictions in the United States and foreign countries, and there is a risk that our tax liabilities in one or more jurisdictions could be more than reported relative to prior taxable periods and more than anticipated relative to future taxable periods.

        In addition, the determination of our worldwide provision for income taxes, tax withholdings and other tax liabilities requires significant judgment and there are many transactions and calculations for which the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, our ultimate tax liability may differ from the amounts recorded in our financial statements and may materially adversely affect our financial results in the period or periods for which such determination is made. We have created reserves with respect to such tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves that we have created.

        Furthermore, the current administration of the U.S. federal government has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed changes to U.S. tax laws. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as other changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the large and expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

We currently have a material weakness in our internal control over financial reporting relating to compliance with certain tax regulations, that, if not properly remediated, could impair our ability to comply with the accounting and reporting requirements applicable to public companies.

        In connection with the audit of our financial statements as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting with respect to our tax compliance process. Specifically, it was determined that we did not have adequate procedures and controls to appropriately comply with, and account for, certain non-income tax regulations. These non-income tax issues related to underpayment of international consumption tax, sales and use tax and royalty withholdings compliance. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of our financial statements will not be prevented by our internal control over financial reporting. A significant deficiency means a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our internal control over financial reporting.

        We began to remediate this material weakness during fiscal years 2012 and 2013 by increasing the level of tax expertise within our finance department, by hiring an external accounting firm with the appropriate knowledge and ability to supplement internal resources in the review process and to fulfill our obligations to comply with the accounting and reporting requirements applicable to public companies, and by updating our systems to collect the necessary data and taxes to comply with our required tax compliance processes. The actions that we are taking are subject to ongoing senior management review, as well as audit committee oversight. We were unable to fully remediate this material weakness during fiscal year 2012 and, therefore, the material weakness was not remediated as of December 31, 2012. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If we are unable to successfully remediate this material weakness, it could harm our operating results, cause us to fail to meet our SEC reporting obligations or applicable stock exchange listing requirements on a timely basis, cause our stock price to be adversely affected or result in inaccurate financial reporting or material misstatements in our annual or interim financial statements.

Our operations may expose us to greater than anticipated sales and transaction tax liabilities, including VAT, which could harm our financial condition and results of operations.

        We may have exposure to sales or other transaction taxes (including VAT) on our past and future transactions. A successful assertion by any state or local jurisdiction or country that we failed to pay such sales or other transaction taxes, or the imposition of new laws requiring the payment of such taxes, could result in substantial tax liabilities related to past sales, create increased administrative burdens or costs, discourage customers from purchasing images from us, or otherwise substantially harm our business and results of operations. See also "—We currently have a material weakness in our internal control over financial reporting relating to compliance with certain tax regulations that, if not properly remediated, could impair our ability to comply with the accounting and reporting requirements applicable to public companies."

If we do not respond to technological changes or upgrade our website and technology systems, our growth prospects and results of operations could be adversely affected.

        To remain competitive, we must continue to enhance and improve the functionality and features of our websites in addition to our infrastructure. Although we currently do not have specific plans for any infrastructure upgrades that would require significant capital investment outside of the normal course of business, in the future we will need to improve and upgrade our technology, database systems and network infrastructure in order to allow our business to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Technological interruptions that impair access to our websites or the efficiency of our marketplace would damage our reputation and brand and adversely affect our results of operations.

        The satisfactory performance, reliability and availability of our websites and our network infrastructure are critical to our reputation, our ability to attract and retain both customers and contributors to our online marketplace and our ability to maintain adequate customer service levels. Any system interruptions that result in the unavailability of our websites could result in negative publicity, damage our reputation and brand or adversely affect our results of operations. We may experience temporary system interruptions for a variety of reasons, including security breaches and other security incidents, viruses, telecommunication and other network failures, power failures, software errors, data corruption or an overwhelming number of visitors trying to reach our websites during periods of strong demand. We rely upon third-party service providers, such as co-location and cloud service providers, for our data centers and application hosting, and we are dependent on these third parties to provide continuous power, cooling, internet connectivity and physical security for our servers. In the event that these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, our business could be harmed and we could be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. Although we operate two data centers in an active/standby configuration for geographic and vendor redundancy and even though we maintain a third disaster recovery facility to back up our collection, a system disruption at the active data center could result in a noticeable disruption to our websites until all website traffic is redirected to the standby data center. Even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could therefore result in a loss of revenue. Because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. In addition, we have entered into service level agreements with some of our larger customers. Technological interruptions could result in a breach of such agreements and subject us to considerable penalties.

Failure to protect our intellectual property could substantially harm our business and operating results.

        The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyright and all of our other intellectual property rights, including our intellectual property rights underlying our online marketplace and search algorithms. We attempt to protect our intellectual property under trade secret, trademark, copyright and patent law, and through a combination of employee and third-party nondisclosure agreements, other contractual restrictions, and other methods. These afford only limited protection. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our intellectual property and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective. To the extent these unauthorized parties, which may include our competitors, are successful in copying aspects of our search algorithms and our trade secrets, our business could be harmed.

        We have registered or applied to register Shutterstock, Offset, Skillfeed, Bigstock and Big Stock Photo and other marks as trademarks in the United States. Nevertheless, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our customers. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Shutterstock or our other trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and operating results.

        We currently own the www.shutterstock.com internet domain name and various other related domain names. Domain names are generally regulated by internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our products within that country or to elect not to sell products in that country. Either result could harm our business and operating results. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we conduct business or in which we may conduct business in the future.

        In order to protect our trade secrets and other confidential information, we rely in part on confidentiality agreements with our employees, consultants and third parties with whom we have relationships. These agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover our trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce or determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. Failure to obtain or maintain trade secret protection, or our competitors' acquisition of our trade secrets or independent development of unpatented technology similar to ours or competing technologies, could adversely affect our competitive business position.

        Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and foreign countries may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Furthermore, the monitoring and protection of our intellectual property rights may become more difficult, costly and time consuming as we continue to expand internationally, particularly in those markets, such as China and certain other developing countries in Asia, in which legal protection of intellectual property rights is less robust than in the United States and in Europe. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results.

Much of the software and technologies used to provide our services incorporate, or have been developed with, "open source" software, which may restrict how we use or distribute our services or require that we publicly release certain portions of our source code.

        Much of the software and technologies used to provide our services incorporate, or have been developed with, "open source" software. Such "open source" software may be subject to third party licenses that impose restrictions on our software and services. Examples of "open source" licenses include the GNU General Public License and GNU Lesser General Public License. Such open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. Few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We rely on multiple software engineers to design our proprietary technologies, and we do not exercise complete control over the development efforts of our engineers. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our ability to sustain and grow our business.

Our operating results may fluctuate, which could cause our results to fall short of expectations and our stock price to decline.

        Our revenue and operating results could vary significantly from quarter to quarter and year to year due to a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period to period basis may not be meaningful. In addition to other risk factors discussed in this "Risk Factors" section, factors that may contribute to the variability of our quarterly and annual results include:

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  our ability to retain our current customers and to attract new customers and contributors;

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  our ability to provide new and relevant imagery to our customers;

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  our ability to effectively manage our growth;

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  the effects of increased competition on our business;

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  our ability to keep pace with changes in technology or our competitors;

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  changes in our pricing policies or the pricing policies of our competitors;

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  interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation and brand;

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  costs associated with defending any litigation or other claims, including those related to our indemnification of our customers;

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  our ability to pursue, and the timing of, entry into new geographies or markets and, if pursued, our management of this expansion;

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  the impact of general economic conditions on our revenue and expenses;

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  seasonality;

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  changes in government regulation affecting our business; and

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  costs related to potential acquisitions of technology or businesses.

        Because of these risks and others, it is possible that our future results may be below our expectations and the expectations of analysts and investors. In such an event, the price of our common stock may decline significantly.

Our failure to protect the confidential information of our customers and our networks against security breaches and the risks associated with credit card fraud could expose us to liability, protracted and costly litigation and damage our reputation.

        We collect limited confidential information in connection with registering customers and contributors and other marketplace-related processes on our websites and, in particular, in connection with processing and remitting payments to and from our customers and contributors. Although we maintain security features on our websites, our security measures may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our websites. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of the confidential information that we process for our customers, and such technology may fail to function properly or may be compromised or breached. Additionally, as described above, we use third-party co-location and cloud service vendors for our data centers and application hosting, and their security measures may not prevent security breaches and other disruptions that may jeopardize the security of information stored in and transmitted through their systems. A party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage or misuse our websites, distribute or delete content owned by our contributors, and misuse the information that they misappropriate. Additionally, our systems may be breached by third parties without our being aware that our systems or data have been compromised. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. In addition, a significant cyber-security breach could result in payment networks prohibiting us from processing transactions on their networks. Security and fraud-related issues are likely to become more challenging as we expand our operations.

        Furthermore, some of the software and services that we use to operate our business, including our internal email and customer relationship management software, are hosted by third parties. If these services were to be interrupted or were to cause us to lose control of confidential information, our business operations could be disrupted and we could be exposed to liability and costly litigation.

        Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we continue to face the risk of significant losses from this type of fraud.

        If any compromise of our security were to occur, we may lose customers and our reputation, business, financial condition and operating results could be harmed. Any compromise of security may result in us being out of compliance with U.S. federal and state, and international laws and we may be subject to lawsuits, fines, criminal penalties, statutory damages, and other costs. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other federal, state, or international privacy or consumer protection-related laws and regulations, could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity, and adversely affect our results of operations. In addition, our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

Government regulation of the internet, both in the United States and abroad, is evolving and unfavorable changes could have a negative impact on our business.

        The adoption, modification or interpretation of laws or regulations relating to the internet, ecommerce or other areas of our business could adversely affect the manner in which we conduct our business or the overall popularity or growth in use of the internet. Such laws and regulations may cover a vast array of activities, for example, automatic contract or subscription renewal, credit card fraud and processing, sales, advertising and other procedures, taxation, tariffs, privacy, data management and protection, pricing, content, copyrights, distribution, electronic contracts, consumer protection, outsourcing, broadband residential internet access and the characteristics and quality of products or services, and intellectual property ownership and infringement. In certain countries, such as those in Europe, such laws may be more restrictive than in the United States. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, and privacy apply to the internet and ecommerce as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or ecommerce. Those laws that relate to the internet are at various stages of being interpreted by the courts and agencies, and thus, the scope and reach of their applicability can be uncertain. For example, the Children's Online Privacy Protection Act in the U.S. regulates the ability of online services to collect or use certain information from children under the age of 13. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses, make it more difficult to renew subscriptions automatically, make it more difficult to attract new subscribers or otherwise alter our business model, or cause us to divert resources and funds to address government or private investigatory or adversarial proceedings. Any of these outcomes could have a material adverse effect on our business, financial condition or results of operations.

        We currently provide content licensing to customers in more than 150 countries. The privacy, data protection, censorship and liability standards and other potentially applicable rules or regulations, and intellectual property laws of those foreign countries, may be different than those in the United States. To the extent that any local laws or regulations apply to our company or operations and we are deemed to not be in compliance with them, our business may be harmed.

Expansion of our operations into additional content categories may subject us to additional business, legal, financial and competitive risks.

        Currently, our operations are focused in significant part on digital still images. Further expansion of our operations and our marketplace into video footage or additional content categories involves numerous risks and challenges, including increased capital requirements, potential new competitors and the need to develop new contributor and strategic relationships. Growth into additional content areas may require changes to our existing business model and cost structure and modifications to our infrastructure and may expose us to new regulatory and legal risks, any of which may require expertise in which we have little or no experience. There is no guarantee that we will be able to generate sufficient revenue from sales of such content to offset the costs of acquiring such content.

The impact of worldwide economic conditions, including effects on advertising and marketing budgets, may adversely affect our business and operating results.

        Our financial condition is affected by worldwide economic conditions and their impact on advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy stagnates, companies may reduce their spending on advertising and marketing, and thus the use of our online marketplace. This could have a serious adverse impact on our business. To the extent that overall economic conditions reduce spending on advertising and marketing activities, our ability to retain current and obtain new customers could be hindered, which could reduce our revenue and negatively impact our business.

The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.

        Our future success will depend upon our ability to identify, attract, retain and motivate highly skilled technical, managerial, product development, marketing, content operations and customer service employees. Competition for qualified personnel is intense in our industry. We cannot guarantee that we will be successful in our efforts to attract such personnel.

        We are highly dependent on the continued service and performance of our senior management team, as well as key technical and marketing personnel. Our inability to find suitable replacements for any of the members of our senior management team and our key technical and marketing personnel, should they leave our employ, would adversely impair our ability to implement our business strategy and could have a material adverse effect on our business and results of operations. Several members of our senior management team joined us since 2010. We believe the successful integration of our management team is critical to managing our operations effectively and to supporting our growth.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that contribute crucially to our business.

        We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork, cultivates creativity and promotes a focus on execution. We have invested substantial time, energy and resources in building a highly collaborative team that works together effectively in a non-hierarchical environment designed to promote openness, honesty, mutual respect and pursuit of common goals. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

If we do not successfully integrate past or potential future acquisitions, our business could be adversely impacted.

        We have in the past pursued, and we may in the future pursue, acquisitions that are complementary to our existing business and that may expand our employee base and the breadth of our offerings. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits.

        Integration of a new company's operations, assets and personnel into ours will require significant attention from our management. The diversion of our management's attention away from our business and any difficulties encountered in the integration process could harm our ability to manage our business. Future acquisitions will also expose us to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, information security vulnerabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, contributors and other suppliers as a result of integration of new businesses.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms or at all.

        We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or functions of our online marketplace, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We are subject to payments-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our financial condition and results of operations.

        We accept payments using a variety of methods, including credit cards and debit cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of credit cards and debit cards, and it could disrupt our business if these companies became unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments.

        We are also subject to, or voluntarily comply with, a number of other laws and regulations relating to money laundering, international money transfers, privacy and information security and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to civil and criminal penalties or forced to cease our operations.

We are exposed to fluctuations in currency exchange rates, which could adversely affect our results.

        Because we conduct a growing portion of our business outside of the United States but report our financial results in U.S. Dollars, we face exposure to adverse movements in currency exchange rates. Our foreign operations are exposed to foreign exchange rate fluctuations as the financial results are translated from the local currency into U.S. Dollars upon consolidation. If the U.S. Dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenue, operating expenses and net income. Similarly, if the U.S. Dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenue, operating expenses and net income. As exchange rates vary, sales and other operating results, when translated, may differ materially from expectations.

        We have foreign currency risks related to foreign-currency denominated revenue. All amounts owed and paid to our foreign contributors are denominated and paid in U.S. Dollars. In general, transactions in foreign currencies are paid net of foreign-currency exchange rate charges. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. Dollar, will negatively affect our revenue and other operating results as expressed in U.S. Dollars.

        Because we have determined our functional currency to be the U.S. Dollar, we have not experienced material fluctuations in our net income as a result of translation gains or losses. During 2010, 2011 and 2012, our foreign currency transaction gains and losses were immaterial. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in order to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

We depend on the continued growth of online commerce and the continued adoption of digital imagery. If these trends do not continue, our growth prospects and results of operations could be adversely impacted.

        The business of selling goods and services over the internet is dynamic and relatively new. Concerns about fraud, privacy and other problems may discourage additional consumers from adopting the internet as a medium of commerce. In countries such as the U.S. and the United Kingdom, where our services and online commerce generally have been available for some time and the level of market penetration of our services is higher than in other countries, acquiring new customers may be more difficult and costly than it has been in the past. In order to expand our customer base, we may need to appeal to and acquire customers who historically have used traditional means of commerce to purchase goods and services. If these target customers prove to be less active than our earlier customers our business could be adversely impacted.

        In addition, our growth is highly dependent upon the continued demand for imagery. The commercial digital imagery market is rapidly evolving, characterized by changing technologies, intense price competition, introduction of new competitors, evolving industry standards, frequent new service announcements and changing consumer demands and behaviors. To the extent that demand for imagery does not continue to grow as expected, our revenue growth will suffer.

The non-payment of amounts due to us from certain of our larger customers may negatively impact our financial condition.

        Our revenue generated through direct sales to large organizations has grown and currently represents less than 15% of our total revenue. A portion of these customers typically purchase our products on credit and therefore we assume a credit risk for non-payment in the ordinary course of business. Although we evaluate the credit worthiness of new customers and perform ongoing financial condition evaluations of our existing customers, there can be no assurance that our allowances for uncollected accounts receivable balances will be sufficient. As of June 30, 2013, our allowance for doubtful accounts was $384,000. As our direct sales continue to grow, we expect to increase our allowance for doubtful accounts primarily as the result of increased sales to customers who pay on credit.

Our business depends on the development and maintenance of the internet infrastructure. If the internet infrastructure experiences outages or delays our business could be adversely impacted.

        The success of our services will depend largely on the development and maintenance of the internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as the timely development of complementary products, for providing reliable internet access and services. The internet has experienced, and is likely to continue to experience, significant growth in the number of users and amount of traffic. The internet infrastructure may be unable to support such demands. In addition, increasing numbers of users, increasing bandwidth requirements or problems caused by viruses, worms, malware and similar programs may harm the performance of the internet. The backbone network of the internet has been the target of such programs. The internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of internet usage generally as well as the level of usage of our services, which could adversely impact our business.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as terrorism or computer viruses.

        Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins or similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our principal executive offices are located in New York City, a region that has experienced acts of terrorism in the past. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. Although we have disaster recovery capabilities, there can be no assurance that we will not suffer from business interruption as a result of any such events. As we rely heavily on our servers, computer and communications systems and the internet to conduct our business and provide high-quality service to our customers and contributors, such disruptions could negatively impact our ability to run our business, result in loss of existing or potential customers and contributors and increased maintenance costs, which would adversely affect our operating results and financial condition.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price has been and will likely continue to be volatile, and you could lose all or part of your investment.

        The trading price of our common stock has fluctuated and may continue to fluctuate substantially. Since shares of our common stock were sold in our initial public offering in October 2012 at a price of $17.00 per share, the reported high and low sales prices of our common stock have ranged from $21.00 to $61.95 through September 19, 2013. These fluctuations could cause you to lose all or part of your investment in our common stock since you may be unable to sell your shares at or above the price you paid in this offering.

        The trading price of our common stock depends on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. Factors that could cause fluctuations in the trading price of our common stock include, but are not limited to, the following:

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  changes in projected operational and financial results;

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  issuance of new or updated research or reports by securities analysts;

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  the use by investors or analysts of third-party data regarding our business that may not reflect our actual performance;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  fluctuations in the trading volume of our shares, or the size of our public float; and

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  general economic and market conditions.

        Furthermore, the stock market has experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, certain companies that have experienced volatility in the market price of their common stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Future sales of our common stock in the public market could cause our share price to decline.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the number of shares outstanding as of June 30, 2013, we will have 34,692,311 shares of our common stock outstanding upon the closing of this offering.

        Of these outstanding shares, all of the 5,175,000 shares of common stock sold in our initial public offering and all of the 4,600,000 shares of common stock sold in this offering are or will be freely tradable in the United States without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The holders of 21,258,173 shares of outstanding common stock have agreed with the underwriters, subject to certain extensions, not to dispose of or hedge any of their common stock during the 90-day period beginning on the date of this prospectus, except with the prior written consent of

Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. may, at their discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. After the expiration of the 90-day lock-up period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

        Upon completion of this offering, stockholders owning an aggregate of 20,836,075 shares are entitled, under a registration rights agreement, to require us to register shares of our common stock owned by them for public sale in the United States. In addition, we filed registration statements on Form S-8 under the Securities Act to register the 8,750,000 shares that have been issued or are reserved for future issuance under our under our 2012 Omnibus Equity Incentive Plan and our 2012 Employee Stock Purchase Plan. Subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options and the shares of common stock issued pursuant to our 2012 Employee Stock Purchase Plan will be available for immediate resale in the United States in the open market, unless they are held by "affiliates," as that term is defined in Rule 144 of the Securities Act.

        Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may also issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such sales or issuances could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Jonathan Oringer, our founder, and other significant investors will control approximately 59.8% of our outstanding shares of common stock after this offering, and this concentration of ownership may have an effect on transactions that are otherwise favorable to our stockholders.

        Upon completion of this offering, Jonathan Oringer, our founder and largest stockholder, will beneficially own approximately 46.7% of our outstanding shares of common stock, or approximately 45.6% if the underwriters exercise their option to purchase additional shares in full. In addition, certain funds affiliated with Insight Venture Partners, or Insight, will beneficially own approximately 13.1% of our outstanding shares of common stock, or approximately 12.4% if the underwriters exercise their option to purchase additional shares in full. As a result, Mr. Oringer and Insight collectively control the outcome of matters submitted to our stockholders for approval, including the election of directors. This concentration of ownership may also delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these stockholders, regardless of the impact of such transaction on our other stockholders.

We have incurred and will continue to incur increased costs and our management will face increased demands as a result of operating as a public company.

        We have incurred and will continue to incur significant legal, accounting and other expenses as a result of becoming a public company. In addition, our administrative staff has performed and will continue to be required to perform additional tasks. For example, as a public company, we will need to adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under applicable securities laws and New York Stock Exchange rules.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, the Dodd-Frank Act and related regulations implemented by the Securities and Exchange Commission, or the SEC, and the stock exchanges are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We have incurred and will continue to incur substantially higher costs to obtain directors' and officers' insurance as a result of becoming a public company. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and attract and retain qualified executive officers.

        The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Additionally, if these requirements divert our management's attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

The recently enacted JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations and to reduce the amount of information provided in reports filed with the SEC. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are and we will remain an "emerging growth company" until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a "large accelerated filer" under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. For so long as we remain an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on some or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. If we avail ourselves of certain exemptions from various reporting requirements, our reduced disclosure may make it more difficult for investors and securities analysts to evaluate us and may result in less investor confidence.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately or in a timely fashion, and we may not be able to prevent fraud; in such case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

        Effective internal controls are necessary for us to provide reliable, timely financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2013. The process of implementing our internal controls and complying with Section 404 will be expensive and time-consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price.

        Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer an "emerging growth company," as described above. At such time that an attestation is required, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

        Our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions that:

  •
  authorize blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

  •
  limit the liability of, and provide indemnification to, our directors and officers;

  •
  limit the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

  •
  require advance notice of stockholder proposals and the nomination of candidates for election to our board of directors;

  •
  establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

  •
  require that directors only be removed from office for cause; and

  •
  limit the determination of the number of directors on our board and the filling of vacancies or newly created seats on the board to our board of directors then in office.

        As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without the prior approval of our board of directors or the holders of substantially all of our outstanding common stock.

        These provisions of our charter documents and Delaware law, alone or together, could delay or deter hostile takeovers and changes in control or changes in our management. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion over the use of the net proceeds from this offering and you will be relying on their judgment in applying these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

We do not expect to declare any dividends in the foreseeable future.

        We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  our ability to identify, attract and retain customers and contributors to our online marketplace;

  •
  our ability to maintain repeat purchase and subscription revenue;

  •
  our new and rapidly changing market;

  •
  the competitive nature of and anticipated growth in our markets;

  •
  our ability to maintain our competitive position in a highly competitive industry;

  •
  our ability to protect our intellectual property and protect against infringement claims made by third parties;

  •
  our ability to increase our brand awareness within the industry;

  •
  our ability to effectively manage our rapid growth in recent periods;

  •
  our ability to generate a larger percentage of our revenue from larger companies and satisfy related demands;

  •
  our ability to successfully navigate the risks related to our international operations and expansion;

  •
  the degree to which our operations expose us to greater than anticipated tax liabilities;

  •
  our ability to respond to technological changes or upgrade our websites and technological systems;

  •
  the attraction and retention of qualified employees and key personnel;

  •
  fluctuations in our annual and quarterly results of operations;

  •
  the impact of and our ability to successfully integrate past and future business acquisitions;

  •
  our ability to remedy the material weakness in our internal control over financial reporting relating to compliance with certain tax regulations; and

  •
  other risk factors included under "Risk Factors" in this prospectus.

        In addition, in this prospectus, the words "believe," "may," "will," "would," "should," "could," "estimate," "continue," "anticipate," "intend," "expect," "predict," "potential" and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

        Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

 INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products. These sources include industry publications, reports, surveys and forecasts prepared by IDC, BIA/Kelsey, Cisco, IBISWorld, Netcraft, comScore and MagnaGlobal, as well as a report commissioned by us and prepared by L.E.K. Consulting LLC. These data from such sources involve a number of assumptions and limitations, and contain projections and estimates based on various assumptions of the future performance of the industry in which we operate, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus to be generally reliable, such information is inherently imprecise and we cannot give you any assurance that any of the projected results will be achieved. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties set forth above and by us.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $56.4 million, based on the public offering price of $60.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $65.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

        The principal purposes of this offering are to facilitate an orderly distribution of shares for the selling stockholders, to increase our public float, and to increase our capitalization and financial flexibility. We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned.

        Based on our current cash and cash equivalents balance together with cash generated from operations, we do not expect that we will have to utilize any of the net proceeds to us from this offering to fund our operations during the next 12 months. Therefore, we will have broad discretion over the uses of the net proceeds received in this offering. Pending such uses, we intend to invest the net proceeds from this offering in interest-bearing, investment grade securities.

MARKET PRICE OF COMMON STOCK

        Our common stock has been listed on the New York Stock Exchange under the symbol "SSTK" since October 11, 2012. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the New York Stock Exchange:

	Low	High
Year ending December 31, 2012
Fourth Quarter (beginning October 11, 2012)	$21.00	$28.63
Year ending December 31, 2013
First Quarter	$23.31	$45.21
Second Quarter	$37.37	$57.49
Third Quarter (through September 19, 2013)	$48.05	$61.95

        On September 19, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $60.32 per share.

        As of June 30, 2013, we had 13 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

        We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based upon on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

 CAPITALIZATION

        The following table summarizes our cash and cash equivalents, and capitalization as of June 30, 2013 on:

  •
  an actual basis;

  •
  an as adjusted basis, giving effect to the sale by us of 1,000,000 shares of common stock in this offering at the public offering price of $60.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Cash and cash equivalents	$112,803	$169,203

Stockholders' equity:
Common stock, $0.01 par value; 200,000,000 shares authorized, 33,692,311 issued and outstanding, actual; 200,000,000 shares authorized, 34,692,311 shares issued and outstanding, as adjusted	337	347
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding, actual; and 5,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	54,520	110,910
Retained earnings	40,745	40,745
Total stockholders' equity	95,602	152,002

Total capitalization	$95,602	$152,002

        The number of shares of our common stock to be outstanding following this offering is based on 33,692,311 shares of our common stock outstanding as of June 30, 2013, and excludes:

  •
  560,372 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2013 at a weighted average exercise price of $15.43 per share;

  •
  5,910,074 shares of our common stock reserved for future grant or issuance under our 2012 Omnibus Equity Incentive Plan; and

  •
  2,926,283 shares of our common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan.

        Except as otherwise indicated, information in this prospectus reflects or assumes the following:

  •
  no exercise of options outstanding as of June 30, 2013; and

  •
  no exercise by the underwriters of their option to purchase up to an additional 150,000 shares of common stock from us and to purchase up to an additional 540,000 shares of common stock from the selling stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth our selected consolidated financial and other data. We derived the selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012, from our audited consolidated financial statements that are included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the six months ended June 30, 2012 and 2013 and the selected consolidated balance sheet data as of June 30, 2013, from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We derived the consolidated statements of operations data for the years ended December 31, 2008 and 2009 and the balance sheet data as of December 31, 2008, 2009 and 2010 from our audited consolidated financial statements not included in this prospectus.

        You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our

consolidated financial statements and related notes included elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands, except share and per share amounts)
						(unaudited)
Consolidated Statements of Operations Data:
Revenue	$52,744	$61,099	$82,973	$120,271	$169,616	$78,199	$107,926
Operating expenses(1):
Cost of revenue	16,903	21,826	32,353	45,504	64,676	29,825	41,589
Sales and marketing	9,308	10,949	17,820	31,929	45,107	23,333	25,292
Product development	1,120	2,361	4,591	9,777	16,330	6,860	9,615
General and administrative	4,844	6,217	8,414	10,171	21,651	8,177	10,514

Total operating expenses	32,175	41,353	63,178	97,381	147,764	68,195	87,010

Income from operations	20,569	19,746	19,795	22,890	21,852	10,004	20,916
Other income (expense), net	18	5	19	10	(47)	5	8

Income before income taxes	20,587	19,751	19,814	22,900	21,805	10,009	20,924
Provision for income taxes(2)	942	909	876	1,036	(25,738)	227	8,496

Net income	$19,645	$18,842	$18,938	$21,864	$47,543	$9,782	$12,428

Less:
Preferred interest distributed	7,578	5,431	6,475	7,144	9,000	3,788	—
Preferred interest accretion	7,175	6,804	7,068	4,058	—	—	—
Undistributed (loss) earnings to participating stockholder / members	(6,875)	(2,242)	(3,659)	(2,692)	(4,086)	(1,342)	41

Net income available to common stockholders / members	$11,767	$8,849	$9,054	$13,354	$42,629	$7,336	$12,387

Net income (loss) per basic share available to common stockholders / members:
Distributed	$1.09	$0.75	$0.94	$1.03	$1.14	$0.54	$—
Undistributed	(0.48)	(0.31)	(0.50)	(0.39)	0.65	(0.19)	0.37

Net income per share (basic)	$0.61	$0.44	$0.44	$0.64	$1.79	$0.35	$0.37

Net income (loss) per diluted share available to common stockholders / members:
Distributed	$1.09	$0.75	$0.94	$1.03	$1.13	$0.54	$—
Undistributed	(0.48)	(0.31)	(0.50)	(0.39)	0.66	(0.19)	0.37

Net income per share (diluted)	$0.61	$0.44	$0.44	$0.64	$1.79	$0.35	$0.37

Weighted average shares outstanding:
Basic	19,350,104	20,117,701	20,770,041	20,849,242	23,785,299	20,849,242	33,435,439
Diluted	19,350,104	20,117,701	20,770,041	20,849,242	23,833,223	20,849,242	33,903,898

(1)
The following table summarizes non-cash equity-based compensation expense included in the Company's statement of operations. Prior to the Reorganization on October 5, 2012, there was no non-cash equity-based compensation expense related to the stock options as a result of a change-of-control condition:

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
						(unaudited)
Cost of revenue	$—	$—	$—	$—	$219	$—	$165
Sales and marketing	—	—	—	—	783	—	507
Product development	—	—	—	—	1,696	—	584
General and administrative	2,032	1,833	1,114	2,122	7,687	2,157	1,314

Total	$2,032	$1,833	$1,114	$2,122	$10,385	$2,157	$2,570

(2)
For 2008, 2009, 2010 and 2011, and up through the Reorganization on October 5, 2012, we operated as a New York limited liability company for federal and state income tax purposes, taxed as a partnership, and therefore were not subject to federal and state income taxes. In connection with the Reorganization, we recorded a one-time non-cash tax benefit of $28.8 million. Following the Reorganization, we became subject to federal, state and city income taxes.

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
Other Financial and Operational Data:
Adjusted EBITDA (in thousands)(1)	$22,782	$21,983	$21,783	$26,532	$34,877	$13,321	$25,211
Non-GAAP net income (in thousands)(2)	$21,677	$20,675	$20,044	$23,913	$27,921	$11,890	$13,969
Free cash flow (in thousands)(3)	$28,665	$26,399	$27,591	$36,095	$41,773	$16,307	$14,820
Paid downloads (in millions) (during period)(4)	34.0	34.0	44.1	58.6	76.0	35.9	46.7
Revenue per download (during period)(5)	$1.55	$1.80	$1.88	$2.05	$2.23	$2.18	$2.31
Images in our collection (in millions) (end of period)(6)	5.1	8.9	13.3	17.4	23.3	20.2	27.3

(1)
See "—Non-GAAP Financial Measures" below as to how we define and calculate Adjusted EBITDA and for a reconciliation between Adjusted EBITDA and net income, the most directly comparable financial measure presented on a U.S. generally accepted accounting principles, or GAAP, basis and a discussion about the limitations of Adjusted EBITDA.

(2)
See "—Non-GAAP Financial Measures" below as to how we define and calculate Non-GAAP Net Income and for a reconciliation between Non-GAAP Net Income and net income, the most directly comparable GAAP financial measure and a discussion about the limitations of Non-GAAP Net Income.

(3)
See "—Non-GAAP Financial Measures" below as to how we define and calculate Free Cash Flow and for a reconciliation between Free Cash Flow and net cash provided by operating activities, the most directly comparable GAAP financial measure and a discussion about the limitations of Free Cash Flow.

(4)
Paid downloads is the number of paid image and video clip downloads that our customers make during a given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Paid Downloads" for more information as to how we define and calculate paid downloads.

(5)
Revenue per download is the amount of revenue recognized in a given period divided by the number of paid downloads in that period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Revenue per Download" for more information as to how we define and calculate paid revenue per download.

(6)
Images in our collection is the total number of photographs, vectors and illustrations available to customers on shutterstock.com at the end of the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Images in our Collection" for more information as to how we define and calculate paid images in our collection.

	As of December 31,					As of June 30,
	2008	2009	2010	2011	2012	2013
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$975	$4,937	$6,544	$14,097	$102,096	$112,803
Working capital (deficit)	(12,858)	(15,813)	(21,909)	(28,435)	56,684	73,512
Property and equipment, net	816	1,219	1,703	3,844	5,255	6,778
Total assets	3,404	11,067	13,863	24,855	147,114	172,548
Deferred revenue	9,723	14,259	19,631	28,451	37,934	46,736
Term loan facility	—	—	—	—	6,000	—
Total liabilities	15,026	22,514	31,355	49,058	70,180	76,946
Redeemable preferred members' interest	34,539	36,218	36,811	33,725	—	—
Common members' interest	2,949	4,782	5,699	5,699	—	—
Total members' (deficit)	(46,161)	(47,665)	(54,303)	(57,928)	—	—
Total stockholders' equity	—	—	—	—	$76,934	$95,602

Non-GAAP Financial Measures

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have disclosed within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net income adjusted for other (income) expense, income taxes, depreciation and amortization, and non-cash equity-based compensation. We believe Adjusted EBITDA is an important measure of operating performance because it allows management, investors and others to evaluate and compare our core operating results from period to period by removing the impact of our asset base (depreciation and amortization), non-cash equity-based compensation, interest and taxes.

        Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under U.S. generally accepted accounting principles, or GAAP, as the excluded items may have significant effects on our operating results and financial condition. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Additionally, our Adjusted EBITDA measure may differ from other companies' Adjusted EBITDA as it is a non-GAAP disclosure.

        The following is a reconciliation of Adjusted EBITDA to net income for each of the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
Net Income	$19,645	$18,842	$18,938	$21,864	$47,543	$9,782	$12,428
Non-GAAP adjustments:
Depreciation and amortization	181	404	874	1,520	2,640	1,160	1,725
Non-cash equity-based compensation	2,032	1,833	1,114	2,122	10,385	2,157	2,570
Other (income) expense, net	(18)	(5)	(19)	(10)	47	(5)	(8)
Provision (benefit) for income taxes	942	909	876	1,036	(25,738)	227	8,496

Adjusted EBITDA	$22,782	$21,983	$21,783	$26,532	$34,877	$13,321	$25,211

Non-GAAP Net Income

        To provide investors with additional information regarding our financial results, we have disclosed within this prospectus non-GAAP net income, a non-GAAP financial measure. We define non-GAAP net income as net income excluding the one-time tax benefit due to the Reorganization and the after-tax impact of non-cash equity-based compensation. We believe non-GAAP net income is an important measure of operating performance because it allows management, investors and others to evaluate and compare our operating results from period to period by removing the impact of our one-time tax benefit due to the Reorganization in October 2012, non-cash equity-based compensation, and the tax benefit for the deductible non-cash equity-based compensation.

        Our use of non-GAAP net income has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP as the excluded items may have significant effects on our operating results and financial condition. When evaluating our performance, you should consider non-GAAP net income alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Additionally, our non-GAAP net income measure may differ from other companies' non-GAAP net income as it is a non-GAAP disclosure.

        The following is a reconciliation of Non-GAAP net income to net income for each of the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
Net Income	$19,645	$18,842	$18,938	$21,864	$47,543	$9,782	$12,428
Non-GAAP adjustments:
One-time tax benefit due to the Reorganization	—	—	—	—	(28,811)	—	—
Non-cash equity-based compensation	2,032	1,833	1,114	2,122	10,385	2,157	2,570
Non-cash equity-based compensation tax benefit	—	—	(8)	(73)	(1,196)	(49)	(1,029)

Non-GAAP net income	$21,677	$20,675	$20,044	$23,913	$27,921	$11,890	$13,969

Free Cash Flow

        To provide investors with additional information regarding our financial results, we have disclosed within this prospectus Free Cash Flow, a non-GAAP financial measure. We define Free Cash Flow as our cash provided by (used in) operating activities, adjusted for capital expenditures and other income (expense). We believe that Free Cash Flow is an important measure of operating performance because it allows management, investors and others to evaluate the cash that we generate after the financing of projects required to maintain or expand our asset base. When evaluating our performance, you should consider Free Cash Flow alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Additionally, our Free Cash Flow measure may differ from other companies' Free Cash Flow as it is a non-GAAP disclosure.

        The following is a reconciliation of Free Cash Flow to net cash provided by operating activities for each of the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
	(in thousands)
Net cash provided by operating activities	$29,064	$27,151	$28,726	$39,547	$45,534	$18,922	$17,814
Other income (expense), net	18	5	19	10	(47)	5	8
Capital expenditures	(381)	(747)	(1,116)	(3,442)	(3,808)	(2,610)	(2,986)

Free cash flow	$28,665	$26,399	$27,591	$36,095	$41,773	$16,307	$14,820

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus.

Overview

        Shutterstock operates an industry-leading global marketplace for commercial digital imagery. Commercial digital imagery consists of licensed photographs, illustrations and video clips that companies use in their visual communications, such as websites, digital and print marketing materials, corporate communications, books, publications and video content. Demand for commercial digital imagery comes primarily from businesses, marketing agencies and media organizations. We estimate that the market for pre-shot commercial digital imagery will grow to approximately $6 billion in 2016, based on a study conducted on our behalf by L.E.K. Consulting LLC, or L.E.K.

        Our global online marketplace brings together users of commercial digital imagery with image creators from around the world. More than 750,000 active, paying users contributed to revenue in 2012, representing an increase of 36% compared to the prior year. We have historically benefitted from a high degree of revenue retention from both subscription-based and On Demand customers. For example, in 2010, 2011 and 2012, we experienced year-to-year revenue retention of 96%, 102% and 100%, respectively. This means that customers that contributed to our revenue in 2011 contributed, in the aggregate, 100% as much revenue in 2012 as they did in 2011. More than 40,000 approved contributors make their images and video clips available in our collection, which has grown to more than 28 million images and more than 1 million video clips. This makes our collection one of the largest of its kind and, in the twelve months ended December 31, 2012, we delivered more than 76 million paid downloads (including both commercial and editorial images) to our customers. We believe that we delivered the highest volume of commercial image downloads in 2012 of any single brand in our industry.

        In 2003, we launched the initial version of our website and became one of the first companies in our industry to offer a simple subscription-based payment model. Since then, we have continually enhanced our platform, achieving key product development and business milestones that have driven our revenue and traffic growth:

  •
  In November 2005, we launched our first foreign language website, in Japanese. We currently make our website available in a total of 20 languages and transact in 10 currencies on shutterstock.com, including U.S. Dollars, Euros, British Pounds and Yen.

  •
  In February 2006, we began offering video footage in addition to our collection of still images.

  •
  In June 2007, we launched Shutterstock On The Red Carpet, a program that facilitates the acquisition of press passes for Shutterstock contributors so that they can photograph newsworthy events.

  •
  In August 2008, we launched an On Demand purchase option to better meet the needs of lower-volume image users.

  •
  In September 2009, we acquired certain assets and liabilities of Bigstockphoto, Inc., or Bigstock, for approximately $3.3 million in cash. Bigstock offers its customers the option of purchasing "credits," which are redeemed as images are downloaded. In 2011, Bigstock also began offering a Pay As You Go purchase option that allows customers to pay a fixed price as and when they download images.

  •
  In October 2009, we began offering each of our customers indemnification of up to $10,000 to cover legal costs or damages that may arise from their use of a Shutterstock image and to signal to customers that they can trust the quality and legal integrity of content they license through our marketplace. We subsequently began offering larger indemnification amounts or unlimited indemnification to certain of our customers.

  •
  In November 2011, we launched Shutterstock for iPad, an application enabling visitors to search, browse and organize images using an iPad.

  •
  In November 2012, we launched Shutterstock for iPhone, an application enabling visitors to search, browse and organize images using an iPhone.

  •
  During the first eight months of 2013, we launched 10 new languages—Czech, Danish, Finnish, Hungarian, Korean, Norwegian, Polish, Swedish, Turkish and Thai—bringing the total number of languages we support to 20.

  •
  In March 2013, we launched a new image discovery tool called Spectrum. The prototype, which is part of the Company's Labs development program for exploratory tools and products, indexes hexagram data to yield search results by color. Designed and built entirely in-house, Spectrum offers designers a new way to explore their ideas and inspiration.

  •
  In March 2013, we announced the formation of Offset, a new brand featuring a collection of imagery from top photographers and illustrators around the world. Offset features the works from established and respected collections including National Geographic and Huber Images. With Offset, creative image buyers can purchase authentic, sophisticated imagery with a straightforward licensing process. Pricing is simple and transparent, and visible alongside each image and currently ranges between $250 and $500 depending on the size of the file.

  •
  In April 2013, we surpassed contributor payouts of $150 million since our founding in 2003, illustrating our dynamic global marketplace and ability to connect artists to image buyers around the world.

  •
  In April 2013, we reached 25 million images in our collection, and our users have made more than 300 million paid image downloads from our content collection since our founding in 2003.

  •
  In May 2013, we announced the launch of a new tool called Keyword Suggestions. This tool suggests keywords based on similar images within the collection and reduces the time contributors need to spend creating keywords.

  •
  In May 2013, we surpassed one million licensable video clips in our collection of royalty-free stock footage.

  •
  In June 2013, we announced a new online marketplace called Skillfeed. The platform offers a collection of curated video courses through a simple, affordable subscription plan. We obtain content from instructors from around the world, specializing in topics such as graphic design, video and photo editing, Microsoft Excel and web development.

  •
  In July 2013, we celebrated the 10th anniversary of the Company's founding and also launched Shutterstock Stories, which highlight the unique life stories of Shutterstock contributors and will award $75,000 through creative grants to winning contributors.

  •
  In August 2013, we opened our first international office in London. The team in London will lead business development and customer service efforts for the United Kingdom, Shutterstock's largest individual market outside of the U.S.

  •
  In August 2013, we announced a collaboration with Facebook to offer more than one million active advertisers seamless access to millions of high-quality photographs and illustrations. Businesses will be able to search and choose from millions of Shutterstock images directly within Facebook's ad creation tool, and use those images in any ad created using the tool, including News Feed, Mobile and Desktop units.

        As an online marketplace, we generate revenue by licensing images and we pay royalties to contributors for each of their images that is downloaded. Approximately half of our revenue and the significant majority of our downloads come from subscription-based users. These customers can download and use a large number of images in their creative process without concern for the incremental cost of each image download. For users who need fewer images, we offer simple, affordable, On Demand pricing, which is presented as a flat rate across all images and sizes. Since the launch of our On Demand purchase options in 2008, revenue from our On Demand purchase options has increased as a percentage of our overall revenue and we expect that this trend will continue.

        Each time an image or video clip is downloaded, we record a royalty expense for the amount due to the associated contributor. Royalties are calculated using either a fixed dollar amount or a fixed percentage of revenue as described on our websites. Royalties are paid to contributors on a monthly basis subject to certain payout minimums. Royalties represent the largest component of our operating expenses and tend to increase proportionally with revenue.

        Our cost of revenue is substantially similar as a percentage of revenue for our On Demand and subscription-based purchase options. While contributors earn a fixed amount per download for some of our plans, we have set the per-download amount paid to our contributors for each of our purchase options in such a way that contributors earn more per download from plans where we collect higher revenue per download. In other words, we strive to deliver a similar percentage to contributors regardless of which purchase option a customer chooses. Cost of revenue for our On Demand purchase options has been slightly lower than that of our subscription-based options; however, this difference has historically represented less than 5% of revenue. As a result, we expect that any shifts in the relative popularity of these two purchase options will not substantially impact our cost of revenue.

        We manage customer acquisition costs based on the blended customer lifetime value across our purchase options and so we are able to control our marketing expenses as a percentage of revenue. As a result, we do not believe that shifts in the mix between On Demand or subscription-based purchase options will materially impact our operating margins. In addition, the repeat revenue characteristics of customers whose first purchase was a subscription-based purchase option are substantially similar to those whose first purchase was an On Demand purchase option.

        We have achieved significant growth in the last three years. Our total revenue has grown from $83.0 million in 2010 to $120.3 million in 2011 and to $169.6 million in 2012, representing a compound annual growth rate of 43.0% since 2010. As our revenue has grown, so have our operating expenses, from $63.2 million in 2010 to $97.4 million in 2011 and to $147.8 million in 2012, principally as a result of increased royalties, marketing costs and payroll expenses.

        An important driver of our growth is customer acquisition, which we achieve primarily through online marketing efforts including paid search, organic search, online display advertising, email marketing, affiliate marketing, social media and strategic partnerships. Over the past several years, we increased our investments in marketing as a percentage of revenue. Since we believe the market for commercial digital imagery is at an early stage, we plan to continue to invest aggressively in customer acquisition to achieve revenue and market share growth. We believe that another important driver of growth is the quality of the user experience we provide on our websites, especially the efficiency with which our search interfaces and algorithms help customers find the images that they need, the degree to which we make use of the large quantity of data we collect about images and search patterns, and the degree to which our websites have been localized for international audiences. To this end, we have also invested aggressively in product development and we plan to continue to invest in this area. Finally, the quality and quantity of content that we make available in our collection is another key driver of our growth. In the last three calendar years, the number of approved and licensable images and video clips in the Shutterstock collection has grown from 13 million to over 23 million images, making it one of the largest collections of its kind.

        Even as we have invested in our key growth drivers of customer acquisition, customer experience improvement and content acquisition, we have delivered strong profitability. In 2012, our net income was $47.5 million and net cash from operating activities was $45.5 million. In the same period, Adjusted EBITDA, non-GAAP net income and Free Cash Flow were $34.9 million, $28.0 million and $41.8 million, respectively. See "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

        From September 7, 2007 through October 5, 2012, we operated as a New York limited liability company (the "LLC"). In May 2012, in connection with the filing of a registration statement for our initial public offering (the "IPO"), we formed Shutterstock, Inc., a Delaware corporation, as a wholly-owned subsidiary of the LLC. On October 5, 2012, the Company reorganized by way of a merger of the LLC with and into Shutterstock, Inc., with Shutterstock, Inc. surviving in the merger (the "Reorganization").

        On October 16, 2012, we completed our IPO of 5,175,000 shares of common stock, including 675,000 shares sold as a result of the underwriters' exercise of their over-allotment option, at a price of $17.00 per share. The IPO resulted in net proceeds to the Company of approximately $81.8 million after deducting underwriting discounts and commissions, and before deducting total estimated expenses in connection with the offering of $4.9 million.

        Additionally, upon consummation of the Reorganization, we recognized the following one-time acceleration charges for non-cash stock-based compensation:

  •
  a charge of approximately $2.4 million, net of estimated forfeitures, in connection with a the removal of the change of control condition for our VAR Plan awards and exchanging them for stock options; and

  •
  a charge of approximately $0.5 million in connection with the removal of the change of control condition from the Profits Interest Agreement entered into with a Company employee.

        Upon the effectiveness of the registration statement on Form S-1 for our IPO on October 10, 2012, we incurred a one-time acceleration for non-cash equity-based compensation of approximately $3.6 million in connection with the accelerated vesting of 50% of the unvested portion of the profits interest award granted to an executive officer and related issuance of 302,917 shares of common stock which was based on the exchange date fair value.

Key Operating Metrics

        In addition to key financial metrics, we regularly review a number of key operating metrics to evaluate our business, determine the allocation of resources and make decisions regarding business strategies. We believe that these metrics are useful for understanding the underlying trends in our business. The following table summarizes our key operating metrics, which are unaudited, for the years ended December 31, 2010, 2011 and 2012 and for the six months ended June 30, 2012 and 2013:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in millions, except revenue per download)
Paid downloads (during period)	44.1	58.6	76.0	35.9	46.7
Revenue per download (during period)	$1.88	$2.05	$2.23	$2.18	$2.31
Images in our collection (end of period)	13.3	17.4	23.3	20.2	27.3

Paid Downloads

        Measuring the number of paid downloads that our customers make in any given period is important because our revenue and contributor royalties are driven by paid download activity. For customers that choose our On Demand purchase options, each incremental download results in incremental recognition of revenue. For customers that choose our subscription purchase options, we do not recognize revenue from each incremental download, but we believe that download activity is an important measure of the value that a customer is getting from a subscription and the likelihood that he or she will renew. We define paid downloads as the number of downloads that our customers make in a given period of our photographs, vectors, illustrations or video clips, excluding re-downloads of images that a customer has downloaded in the past (which do not generate contributor royalty expense) and downloads of our free image of the week (which we make available as a means of acquiring new customers and attracting existing customers to return to our websites more frequently).

Revenue per Download

        We define revenue per download as the amount of revenue recognized in a given period divided by the number of paid downloads in that period. This metric captures both changes in our pricing as well as the mix of purchase options that our customers choose, some of which generate more revenue per download than others. For example, when a customer pays $49.00 for five On Demand images, we earn more revenue per download ($9.80) than when a customer purchases a one-month subscription for $249.00 and downloads 100 images during the month ($2.49). Over the last three years, revenue from each of our purchase options has grown, however our fastest growing purchase options have been those that generate more revenue per download, most notably our On Demand purchase options. Due to this change in product mix, our revenue per download has increased steadily over the last three years.

Images in our Collection

        We define images in our collection as the total number of photographs, vectors and illustrations available to customers on shutterstock.com at any point in time. We record this metric as of the end of a period. Offering a large selection of images allows us to acquire and retain customers and, therefore, we believe that broadening our selection of high-quality images is an important driver of our revenue growth.

Basis of Presentation

Revenue

        We generate revenue by licensing commercial digital imagery. The significant majority of our revenue is generated via either subscription or On Demand purchase options. We generate subscription revenue through the sale of subscriptions varying in length from 30 days to one year. Our most popular subscription offering allows up to 25 image downloads per day for a flat monthly fee. In substantially all cases, we receive the full amount of the subscription payment by credit card at the time of sale; however, subscription revenue is recognized on a straight-line basis over the subscription period. We generate On Demand revenue through the sale of fixed packages of downloads varying in quantity from one image to 25 images. We also generate On Demand revenue through Bigstock via the sale of both credits plans (which enable a customer to purchase a fixed number of credits which can then be utilized to download images anytime within one year) and Pay As You Go pricing (which provides for simple cash pricing of individual images). We typically receive the full amount of the purchase at the time of sale; however, revenue is recognized as images are downloaded or when the right to download images expires (typically 365 days after purchase). We provide a number of other purchase options which together represented approximately 8% and 12% of our revenue in 2011 and 2012, respectively. These purchase options include custom accounts (for customers that need multi-seat access, invoicing, greater or unlimited indemnification, or a higher volume of images) and video footage (which are sold both individually and in fixed packages). We typically receive the full amount of the purchase at the time of sale; however, revenue is recognized as images or video clips are downloaded or when the right to download expires, typically 365 days after purchase. Some of our larger custom accounts are invoiced at or after the time of sale and pay us on credit terms. Some custom accounts pay in quarterly installments over the course of an annual commitment.

        Our deferred revenue consists of paid but unrecognized subscription revenue, On Demand revenue, and other revenue. Deferred revenue is recognized as revenue when images or video clips are downloaded (On Demand), through the passage of time (subscriptions) or when credits or the right to download images or video clips expire, and when all other revenue recognition criteria have been met.

Costs and Expenses

        Cost of Revenue.    Cost of revenue consists of royalties paid to contributors, credit card processing fees, image and video clip review costs, customer service expenses, the infrastructure costs related to maintaining our websites and associated employee compensation and non-cash equity-based compensation, facility costs and other supporting overhead costs. We expect that our cost of revenue will increase in absolute dollars in the foreseeable future as our revenue grows.

        Sales and Marketing.    Sales and marketing expenses include third-party marketing, advertising, branding, public relations and sales expenses. Sales and marketing expenses also include associated employee compensation and non-cash equity-based compensation, commissions and benefits as well as facility and other supporting overhead costs. We expect sales and marketing expenses to increase in absolute dollars in the foreseeable future as we continue to invest in new customer acquisition.

        Product Development.    Product development expenses consist of headcount expenses, including compensation, and non-cash equity-based compensation, benefits and bonuses for salaried employees and contractors engaged in product management, design, development and testing of our websites and products. Product development costs also include facility and other supporting overhead costs. We expense product development expenses as incurred. We expect product development expenses to increase in absolute dollars in the foreseeable future as we continue to invest in developing new products and enhancing the functionality of our existing products.

        General and Administrative.    General and administrative expenses include employee salaries, non-cash equity-based compensation and benefits for executive, finance, business development, accounting, legal, human resources, internal information technology and other administrative personnel. In addition, general and administrative expenses include outside legal and accounting services, facilities costs and other supporting overhead costs. We expect to incur incremental general and administrative expenses to support our growth and to support operating as a public company.

        Income Taxes.    Historically, we filed our income tax return as a "pass through" New York limited liability company for federal and state income tax purposes and were subject to taxation on allocable portions of our net income and other taxes based on various methodologies employed by taxing authorities in certain localities. As a limited liability company, we recognized no federal and state income taxes, as the members of the LLC, and not the entity itself, were subject to income tax on their allocated share of our earnings. On October 5, 2012, we reorganized from a limited liability company to a Delaware corporation. Consequently, our corporate income tax rate has increased significantly now that we are subject to federal, state and additional city income taxes.

        As we expand our operations outside of the United States, we may become subject to taxation in non-U.S. jurisdictions and our effective tax rate could fluctuate accordingly.

        Our U.S. GAAP income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted statutory income tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Results of Operations

        The following table presents our results of operations for the periods indicated. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Consolidated Statement of Operations:
Revenue	$82,973	$120,271	$169,616	$78,199	$107,926
Operating expenses:
Cost of revenue	32,353	45,504	64,676	29,825	41,589
Sales and marketing	17,820	31,929	45,107	23,333	25,292
Product development		9,777	16,330	6,860	9,615
General and administrative	8,414	10,171	21,651	8,177	10,514

Total operating expenses	63,178	97,381	147,764	68,195	87,010

Income from operations	19,795	22,890	21,852	10,004	20,916
Other income (expense), net	19	10	(47)	5	8

Income before income taxes	19,814	22,900	21,805	10,009	20,924
Provision (benefit) for income taxes	876	1,036	(25,738)	227	8,496

Net income	$18,938	$21,864	$47,543	$9,782	$12,428

        The following table presents the components of our results of operations for the periods indicated as a percentage of revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
Consolidated Statement of Operations as a Percentage of Revenue:
Revenue	100%	100%	100%	100%	100%
Operating expenses:
Cost of revenue	39	38	38	38	39
Sales and marketing	21	27	26	30	23
Product development	6	8	10	9	9
General and administrative	10	8	13	10	10

Total operating expenses	76	81	87	87	81

Income from operations	24	19	13	13	19
Other income (expense), net	0	0	0	0	0

Income before income taxes	24	19	13	13	19
Provision (benefit) for income taxes	1	1	(15)	0	8

Net income	23%	18%	28%	13%	11%

Comparison of the Six Months Ended June 30, 2012 and June 30, 2013

        The following table presents our results of operations for the periods indicated:

	Six Months Ended June 30,
	2012	2013	$ Change	% Change
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$78,199	$107,926	$29,727	38%
Operating expenses:
Cost of revenue	29,825	41,589	11,764	39
Sales and marketing	23,333	25,292	1,959	8
Product development	6,860	9,615	2,755	40
General and administrative	8,177	10,514	2,337	29

Total operating expenses	68,195	87,010	18,815	28

Income from operations	10,004	20,916	10,912	109
Other income (expense), net	5	8	3	60

Income before income taxes	10,009	20,924	10,915	109
Provision for income taxes	227	8,496	8,269	*

Net income	$9,782	$12,428	$2,646	27%

*
Not meaningful. See "—Income Taxes" below.

Revenue

        Revenue increased by $29.7 million, or 38%, to $107.9 million in the six months ended June 30, 2013 compared to the same period in 2012. This increase in revenue was primarily attributable to growth in the number of paid downloads and an increase in revenue per download. In the six months ended June 30, 2012 and 2013, we delivered 35.9 million and 46.8 million paid downloads, respectively, and our average revenue per download increased from $2.18 to $2.31. Paid downloads increased primarily due to the acquisition of new customers as a result of our marketing strategies. Revenue per download increased primarily due to growth in our On Demand offerings, which capture a higher effective price per image. In the six months ended June 30, 2012 compared to the same period in 2013, revenue from North America increased from 35% to 36% while revenue from Europe decreased from 38% to 36% and revenue from the rest of the world was flat at 27%.

Cost and Expenses

        Cost of Revenue.    Cost of revenue increased by $11.8 million, or 39%, to $41.6 million in the six months ended June 30, 2013 compared to the same period in 2012. Royalties increased $8.2 million, or 37%, driven by an increase in the number of downloads from existing and new customers. We anticipate royalties growing in line with revenues for the remainder of 2013 and beyond, although royalties as a percentage of revenue may vary somewhat from period to period primarily due to the contributor's achievement level of royalty target thresholds. Credit card charges increased by $1.0 million, or 34%, to $3.8 million as a result of increased card volume in the six months ended June 30, 2013. We expect credit card charges to increase for the remainder of 2013 and beyond as credit card transaction volume increases. Employee-related costs increased by $1.0 million, or 52%, driven by increased headcount in customer service, content and website operations to support increased customer volume and a more robust hosting infrastructure. Other costs associated with website hosting, content consulting and allocation of depreciation and amortization expense increased by $0.9 million, or 49%, to $2.8 million in the six months ended June 30, 2013 as compared to the same period in 2012.

        Sales and Marketing.    Sales and marketing expenses increased by $2.0 million, or 8%, to $25.3 million in the six months ended June 30, 2013 compared to the same period in 2012. Advertising expenses, the largest component of our sales and marketing expenses, decreased by $2.5 million, or 14%, as compared to the prior period as a result of more efficient spending on both search and display advertising in the current period which has continued to yield a high level of returns. However, we anticipate that our global advertising spend will begin to increase in absolute dollars for the remainder of 2013 and beyond, as we further our international expansion while seeking to maintain a cost-effective customer acquisition ratio. Employee-related expenses, including travel and entertainment, increased by $3.6 million, or 90%, driven by an increase in sales and marketing headcount to support our expansion into new markets, increased sales commissions as a result of growing revenue from direct sales, and non-cash equity-based compensation. Other corporate overhead expenses, including allocated insurance costs due to operating as a public company and increased recruiting costs driven by headcount increases, increased by $0.3 million or 68%.

        Product Development.    Product development expenses increased by $2.8 million, or 40%, to $9.6 million in the six months ended June 30, 2013 compared to the same period in 2012. Employee-related costs increased by $2.1 million, or 44%, driven by headcount increases in product, engineering and quality assurance to support our increasing number of product development initiatives for our websites, including ongoing efforts to improve our search capabilities, and increased non-cash equity-based compensation. In addition, other technology costs increased by $0.2 million, or 75%, to $0.5 million primarily due to costs associated with third party providers and the use of cloud based environments.

        General and Administrative.    General and administrative expenses increased by $2.3 million, or 29%, to $10.5 million in the six months ended June 30, 2013 compared to the same period in 2012. Non-income tax expenses increased $1.1 million, or 182%, primarily due to our increased volume of sales activity. Employee-related expenses, excluding non-cash equity based compensation, increased by $1.0 million, or 37%, as we added finance, legal, human resources, internal information technology and business intelligence personnel to support the growth in our revenue and the infrastructure necessary to operate as a public company. Other corporate overhead expenses, including allocated insurance costs due to operating as a public company, increased recruiting costs driven by headcount increases, and increased finance costs due to the accelerated repayment of the term loan in March 2013, increased by $0.7 million or 190%. Non-cash equity based compensation decreased by $0.8 million, or 39%, to $1.3 million due to re-measuring the profits interest award in 2012 to market value.

        Income Taxes.    Effective October 5, 2012, the Company became a Delaware corporation, and therefore became subject to federal and state income tax expense. For all periods on and prior to October 5, 2012, the Company filed its income tax returns as a limited liability company and was taxed as a "pass through" partnership for federal and state income tax purposes and recognized no federal and state income taxes, as the members of the LLC, and not the Company itself, were subject to income tax on their allocated share of the Company's earnings. As a result, the effective tax rate was 40.6% in the six months ended June 30, 2013 compared to 2.3% for the same period in 2012. The Company incurred a discrete tax expense relating to a change in its state apportionment percentage during the six months ended June 30, 2013 which increased the effective tax rate by 1.3%. Excluding this discrete expense, the effective rate would have been 39.3%.

Comparison of the Years Ended December 31, 2011 and December 31, 2012

        The following table presents our results of operations for the periods indicated:

	Year Ended December 31,
	2011	2012	$ Change	% Change
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$120,271	$169,616	$49,345	41%
Operating expenses:
Cost of revenue	45,504	64,676	19,172	42
Sales and marketing	31,929	45,107	13,178	41
Product development	9,777	16,330	6,553	67
General and administrative	10,171	21,651	11,480	113

Total operating expenses	97,381	147,764	50,383	52

Income from operations	22,890	21,852	(1,038)	(5)
Other income (expense), net	10	(47)	(57)	(570)

Income before income taxes	22,900	21,805	(1,095)	(5)
Provision (benefit) for income taxes	1,036	(25,738)	(26,774)	*

Net income	$21,864	$47,543	$25,679	117%

*
Not meaningful. See "—Income Taxes" below.

Revenue

        Revenue increased by $49.3 million, or 41%, to $169.6 million in 2012 compared to 2011. This increase in revenue was primarily attributable to growth in paid downloads and an increase in revenue per download. In 2011 and 2012, respectively, we delivered 58.6 million and 76.0 million paid downloads, and our average revenue per download increased from $2.05 to $2.23. Paid downloads increased primarily due to the acquisition of new customers. Revenue per download increased primarily due to growth in our On Demand offerings, which capture a higher effective price per image. Comparing 2011 to 2012, revenue from North America increased from 34% to 35%, while revenue from Europe decreased from 40% to 37% and revenue from the rest of the world increased from 26% to 28%.

Cost and Expenses

        Cost of Revenue.    Cost of revenue increased by $19.2 million, or 42%, to $64.7 million in 2012 compared to 2011. Royalties increased $14.3 million, or 42%, driven by an increase in downloads from existing and new customers. Credit card charges increased $0.9 million or 17% driven by an increase in card volume activity in 2012. Employee-related costs increased $1.8 million, or 72%, driven by increased average headcount in customer service, content and website operations from 35 employees at year-end 2011 to 46 at year-end 2012 to support increased customer volume, a more robust website infrastructure and the one-time acceleration and vesting following the Reorganization of non-cash equity-based compensation in the amount of $0.2 million. Other costs associated with website hosting, content consulting and allocation of depreciation and amortization expense increased by $1.9 million, or 76%, to $4.3 million in 2012 compared to 2011.

        Sales and Marketing.    Sales and marketing expenses increased by $13.2 million, or 41%, to $45.1 million in 2012 compared to 2011. Advertising expenses increased by $6.8 million, or 27%, as compared to the prior period, as a result of increased spending on both online and offline advertising, including spending on both search and display advertising globally. Employee-related expenses increased by $4.9 million, or 103%, driven by increases in sales and marketing average headcount from 36 employees at year-end 2011 to 63 employees at year-end 2012, increased sales commissions as a result of growing revenue from direct sales and the one-time acceleration and vesting following the Reorganization of non-cash equity-based compensation in the amount of $0.8 million.

        Product Development.    Product development expenses increased by $6.6 million, or 67%, to $16.3 million in 2012 compared to 2011. Employee-related costs increased by $5.3 million or 78%, driven by increases in product, engineering and quality assurance average headcount from 54 employees at year-end 2011 to 76 employees at year-end 2012 and the one-time acceleration and vesting following the Reorganization of non-cash equity-based compensation in the amount of $1.7 million. The increased average headcount costs were driven by an increasing number of product development initiatives for our websites, including significant and ongoing efforts to improve our search capabilities. In addition, consulting costs increased by $0.7 million primarily due to costs associated with outsourced development and quality assurance services related to employee headcount growth.

        General and Administrative.    General and administrative expenses increased by $11.5 million, or 113%, to $21.7 million in 2012 compared to 2011. Employee-related expenses increased by $7.2 million, or 115%, driven by increases in finance, legal, human resources, internal information technology and business intelligence personnel average headcount from 24 employees at year-end 2011 to 35 employees at year-end 2012 to support the growth in our revenue and the infrastructure necessary to operate as a public company. Included in the employee-related expense increase is non-cash equity-based compensation increase in the amount of $5.6 million related to the one-time acceleration and vesting following the Reorganization of non-cash equity-based compensation in the amount of $4.9 million and vesting of a common member's ownership interest in the amount of $0.7 million, as more fully described in Note 9 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. In addition, professional fees increased by $1.3 million, or 128%, because of additional expenses associated with incremental fees related to being a public company.

        Income Taxes.    In 2012, we recorded a one-time non-cash tax benefit of $28.8 million as a result of recognition of deferred tax assets resulting from our tax status change to be subject to taxation as a corporation commencing October 5, 2012. The computation of the effective tax rate includes earnings incurred prior to October 5, 2012 when we were subject to New York City unincorporated business tax as a partnership. Our on-going effective corporate tax rate is expected to be approximately 40% as compared to our historical effective tax rate of approximately 2% and, therefore, comparison of effective tax rate would result in a comparison that is not meaningful as more fully described in Note 5 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Comparison of the Years Ended December 31, 2010 and December 31, 2011

        The following table presents our results of operations for the periods indicated:

	Year Ended December 31,
	2010	2011	$ Change	% Change
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$82,973	$120,271	$37,298	45%
Operating expenses:
Cost of revenue	32,353	45,504	13,151	41
Sales and marketing	17,820	31,929	14,109	79
Product development	4,591	9,777	5,186	113
General and administrative	8,414	10,171	1,757	21

Total operating expenses	63,178	97,381	34,203	54

Income from operations	19,795	22,890	3,095	16
Other income (expense), net	19	10	(9)	(47)

Income before income taxes	19,814	22,900	3,086	16
Provision for income taxes	876	1,036	160	18

Net income	$18,938	$21,864	$2,926	15%

Revenue

        Revenue increased by $37.3 million, or 45%, to $120.3 million in 2011 compared to 2010. This increase in revenue was primarily attributable to growth in paid downloads and an increase in revenue per download. In 2010 and 2011, respectively, we delivered 44.1 million and 58.6 million paid downloads, and our average revenue per download increased from $1.88 to $2.05. Paid downloads increased primarily due to the acquisition of new customers. Revenue per download increased primarily due to growth in our On Demand offerings, which capture a higher effective price per image. From 2010 to 2011, revenue from North America remained unchanged at 34% while revenue from Europe decreased from 41% to 40% and revenue from the rest of the world increased from 25% to 26%.

Cost and Expenses

        Cost of Revenue.    Cost of revenue increased by $13.2 million, or 41%, to $45.5 million in 2011 compared to 2010. Royalties increased $10.8 million, or 47%, driven by an increase in downloads from existing and new customers. Credit card charges remained substantially unchanged at $5.1 million as increasing card volume in 2011 was offset by significantly lower credit card processing fees per transaction as we switched the majority of our credit card processing to a new vendor in 2011. Employee-related costs increased $1.1 million, or 60%, driven by increased headcount in customer service, content and website operations from 31 employees at year-end 2010 to 37 employees at year-end 2011 to support increased customer volume and a more robust website infrastructure.

        Sales and Marketing.    Sales and marketing expenses increased by $14.1 million, or 79%, to $31.9 million in 2011 compared to 2010. Advertising expenses, the largest component of our sales and marketing expenses, accounted for approximately 86% of that increase, as such expenses increased by $12.1 million, or 89%, as compared to the prior period, as a result of increased spending on both online and offline advertising, including spending on both search and display advertising globally. Employee-related expenses increased by $1.4 million, or 41%, driven by increases in sales and marketing headcount from 36 employees at year-end 2010 to 40 employees at year-end 2011 and increased sales commissions as a result of growing revenue from direct sales. These cost increases were partially offset by the closure of our telesales call center in Saratoga Springs, New York, which had expenses of $0.9 million in 2010.

        Product Development.    Product development expenses increased by $5.2 million, or 113%, to $9.8 million in 2011 compared to 2010. Employee-related costs increased by $3.3 million or 94%, driven by headcount increases in product, engineering and quality assurance from 33 employees at year-end 2010 to 63 employees at year-end 2011. The increased headcount costs were driven by an increasing number of product development initiatives for our websites, including significant and ongoing efforts to improve our search capabilities. In addition, recruiting expenses increased by $0.6 million, and consulting costs increased by $0.5 million primarily due to costs associated with outsourced development and quality assurance services.

        General and Administrative.    General and administrative expenses increased by $1.8 million, or 21%, to $10.2 million in 2011 compared to 2010. Employee-related expenses increased by $1.3 million, or 67%, as we increased finance, legal, human resources, internal information technology and business intelligence personnel from 19 employees at year-end 2010 to 29 employees at year-end 2011 to support the growth in our revenue and the infrastructure necessary to operate as a public company. Non-cash equity-based compensation expense increased by $1.0 million, or 91%, due to the ongoing vesting of a common member's ownership interest, as more fully described in Note 11 to our Consolidated Financial Statements included elsewhere in this prospectus. In 2011, post-acquisition service compensation related to a former employee of Bigstock decreased by $0.6 million.

        Income Taxes.    Income tax expense increased by $0.2 million, or 18%, to $1.0 million in 2011 compared to 2010 due to increased New York City unincorporated business tax resulting from increased taxable income.

Quarterly Results of Operations

        The following tables set forth our unaudited quarterly consolidated statement of operations data for the last ten fiscal quarters. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$25,475	$28,912	$31,156	$34,728	$37,574	$40,625	$42,260	$49,157	$51,117	$56,809
Operating expenses:
Cost of revenue	10,179	10,977	11,373	12,975	14,389	15,436	16,057	18,794	19,821	21,768
Sales and marketing	6,961	6,875	8,493	9,600	12,240	11,093	9,752	12,022	11,978	13,314
Product development	1,887	2,368	2,811	2,711	3,419	3,441	3,795	5,675	4,555	5,060
General and administrative	2,012	2,285	2,539	3,335	3,732	4,445	3,765	9,709	4,780	5,734

Total operating expenses	21,039	22,505	25,216	28,621	33,780	34,415	33,369	46,200	41,134	45,876

Income from operations	4,436	6,407	5,940	6,107	3,794	6,212	8,891	2,957	9,983	10,933
Other income (expense), net	6	1	1	2	3	2	(3)	(49)	(12)	20

Income before income taxes	4,442	6,408	5,941	6,109	3,797	6,212	8,888	2,908	9,971	10,953
Provision (benefit) for income taxes	189	273	253	321	86	141	146	(26,111)	4,406	4,090

Net income	$4,253	$6,135	$5,688	$5,788	$3,711	$6,071	$8,742	$29,019	$5,565	$6,863

Non-GAAP Financial Data:
Adjusted EBITDA(1)	$5,053	$7,205	$6,945	$7,329	$4,986	$8,335	$10,290	$11,266	$11,778	$13,433
Non-GAAP net income(2)	$4,568	$6,577	$6,261	$6,507	$4,360	$7,530	$9,401	$6,630	$6,132	$7,837
Free cash flow(3)	$9,556	$8,820	$8,303	$9,416	$8,560	$7,747	$13,372	$12,094	$12,675	$2,145

(1)
See "Selected Consolidated Financial Data—Non-GAAP Financial Measures" as to how we define and calculate Adjusted EBITDA and a discussion about the limitations of Adjusted EBITDA, and see below for a reconciliation between Adjusted EBITDA and net income, the most directly comparable GAAP financial measure.

(2)
See "Selected Consolidated Financial Data—Non-GAAP Financial Measures" as to how we define and calculate Non-GAAP net income and a discussion about the limitations of Non-GAAP net income, and see below for a reconciliation between Non-GAAP net income and net income, the most directly comparable GAAP financial measure.

(3)
See "Selected Consolidated Financial Data—Non-GAAP Financial Measures" as to how we define and calculate Free Cash Flow and a discussion about the limitations of Free Cash Flow, and see below for a reconciliation between Free Cash Flow and net cash provided by operating activities, the most directly comparable GAAP financial measure.

        The following table presents the unaudited quarterly results of operations as a percentage of revenue:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013
Consolidated Statement of Operations Data as a percentage of revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Operating expenses:
Cost of revenue	40	38	37	37	39	38	38	38	39	38
Sales and marketing	27	24	27	28	32	27	23	24	23	24
Product development	7	8	9	8	9	9	9	12	9	9
General and administrative	8	8	8	10	10	11	9	20	9	10

Total operating expenses	82	78	81	83	90	85	79	94	80	81

Income from operations	18	22	19	17	10	15	21	6	20	19
Other income (expense), net	0	0	0	0	0	0	(0)	(0)	(0)	0

Income before income taxes	18	22	19	17	10	15	21	6	20	19
Provision (benefit) for income taxes	1	1	1	1	0	0	0	(53)	9	7

Net income	17%	21%	18%	16%	10%	15%	21%	59%	11%	12%

        The following is a reconciliation of Adjusted EBITDA to net income for each of the periods indicated:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013
	(in thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$4,253	$6,135	$5,688	$5,788	$3,711	$6,071	$8,742	$29,019	$5,565	$6,863
Non-GAAP adjustments:
Depreciation and amortization	288	336	407	489	528	632	729	751	779	946
Non-cash equity-based compensation	329	462	598	733	664	1,493	670	7,558	1,016	1,554
Other income (expense), net	(6)	(1)	(1)	(2)	(3)	(2)	3	49	12	(20)
Provision (benefit) for income taxes	189	273	253	321	86	141	146	(26,111)	4,406	4,090

Adjusted EBITDA	$5,053	$7,205	$6,945	$7,329	$4,986	$8,335	$10,290	$11,266	$11,778	$13,433

        The following is a reconciliation of Non-GAAP net income to net income for each of the periods indicated:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013
	(in thousands)
Reconciliation of Net Income to Non-GAAP Net Income:
Net income	$4,253	$6,135	$5,688	$5,788	$3,711	$6,071	$8,742	$29,019	$5,565	$6,863
Non-GAAP adjustments:
One-time tax benefit due to the Reorganization	—	—	—	—	—	—	—	(28,811)	—	—
Non-cash equity-based compensation	329	462	598	733	664	1,493	670	7,558	1,016	1,554
Non-cash equity-based compensation tax benefit	(14)	(20)	(25)	(14)	(15)	(34)	(11)	(1,136)	(449)	(580)

Non-GAAP net income	$4,568	$6,577	$6,261	$6,507	$4,360	$7,530	$9,401	$6,630	$6,132	$7,837

        The following is a reconciliation of Free Cash Flow to net cash provided by operating activities for each of the periods indicated:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013
	(in thousands)
Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities:
Net cash provided by operating activities	$10,367	$9,570	$9,517	$10,093	$9,815	$9,107	$13,966	$12,646	$13,790	$4,024
Other income (expense), net	6	1	1	2	3	2	(3)	(49)	(12)	20
Capital expenditures	(805)	(749)	(1,213)	(675)	(1,252)	(1,358)	(597)	(601)	(1,127)	(1,859)

Free cash flow	$9,556	$8,820	$8,303	$9,416	$8,560	$7,747	$13,372	$12,094	$12,675	$2,145

Quarterly Trends

        Our operating results may fluctuate from quarter to quarter as a result of a variety of factors. Our results may reflect the effects of some seasonal trends in customer behavior. For example, we expect usage to decrease during the fourth quarter of each calendar year due to the year-end holiday season, and to increase in the first quarter of each calendar year as many customers return to work. While we believe these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. Additionally, because a significant portion of our revenue is derived from repeat customers who have purchased subscription plans, our revenue tends to be smoother and less volatile than if we had no subscription-based customers.

        In addition, expenditures by customers tend to be discretionary in nature, reflecting overall economic conditions, the economic prospects of specific industries, budgeting constraints and buying patterns and a variety of other factors, many of which are outside our control. As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Liquidity and Capital Resources

        As of June 30, 2013, we had cash and cash equivalents of $112.8 million, which primarily consisted of money market mutual funds and checking accounts. Since inception, we have financed our operations primarily through cash flow generated from operations. In addition, in October 2012, we received $76.9 million of net proceeds from our IPO.

        Historically, our principal uses of cash have been funding our operations, capital expenditures and distributions to members. On October 4, 2012, we made a final distribution to the LLC members representing all undistributed earnings. The final distribution approximated all of the cash generated from the operations of the LLC through October 4, 2012. Following this final distribution, no additional distributions were made to members of the LLC. Additionally, following the Reorganization, our tax rate and related tax payments have increased significantly as we became subject to federal, state and additional city income tax.

        We entered into a term loan facility in September 2012 that provided for a $12.0 million term loan. Following the final distribution to members described above, the borrowings from the term loan facility were used to fund the short-term capital needs of our operations following the final distribution to members and our IPO. On December 24, 2012, we paid down $6.0 million of the term loan and on March 25, 2013, we paid off the remaining outstanding balance of $6.0 million. As of June 30, 2013, we had no outstanding debt.

        We plan to finance our operations and capital expenses largely through our operations. Since our results of operations are sensitive to the level of competition we face, increased competition could adversely affect our liquidity and capital resources, both by reducing our revenue and our net income, as a result of reduced sales, reduced prices and increased promotional activities, among other factors, as well as by requiring us to spend cash on advertising and marketing in an effort to maintain or increase market share in the face of such competition. In addition, the advertising and marketing expenses used to maintain market share and support future revenue will be funded from current capital resources or from borrowings or equity financings. As a result, our ability to grow our business relying largely on funds from our operations is sensitive to competitive pressures and other risks relating to our liquidity or capital resources.

Sources of Funds

        We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flow generated from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Uses of Funds

        Capital Expenditures.    Consistent with previous periods, we expect that future capital expenditures will primarily relate to acquiring additional servers and network connectivity hardware and software, leasehold improvements and furniture and fixtures related to office expansion and relocation and general corporate infrastructure. We anticipate capital expenditures of approximately $12.0 million for the final two fiscal quarters of 2013. See Note 7 to our Consolidated Financial Statements included elsewhere in this prospectus.

Historical Trends

        The following table summarizes our cash flow data for 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013, respectively.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
	(in thousands)
Net cash provided by operating activities	$28,726	$39,547	$45,534	$18,922	$17,814
Net cash (used in) investing activities	$(1,219)	$(3,419)	$(4,259)	$(2,826)	$(4,777)
Net cash (used in) provided by financing activities(1)	$(25,900)	$(28,575)	$46,724	$(15,151)	$(2,330)

(1)
Comprised of distributions to LLC members for years ended December 31, 2010, 2011, and 2012 and for the six months ended June 30, 2012. Includes net proceeds from the IPO and proceeds of the term loan facility for year ended 2012 and six months ended 2013 includes repayments of the term loan facility. Since the Reorganization, no further distributions to members have been made.

Cash Flows

  Operating Activities

        Our primary source of cash from operating activities is cash collections from our customers. The substantial majority of our revenue is generated from credit card transactions, which are typically settled within one to five business days. Our primary uses of cash for operating activities are for settlement of accounts payable to contributors, vendors and personnel-related expenditures.

        In 2010, net cash provided by operating activities was $28.7 million, an increase of 6% compared to 2009, including net income of $18.9 million and non-cash compensation of $1.1 million. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $5.4 million primarily related to an increase in revenue, and an increase in contributor royalties payable of $1.1 million due to increased royalty expenses generated by increased customer download activity.

        In 2011, net cash provided by operating activities was $39.5 million, an increase of 38% compared to 2010, including net income of $21.9 million and non-cash compensation of $2.1 million. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $8.8 million, primarily related to an increase in both subscription and On Demand revenue. Accounts payable increased by $5.7 million as trade payables grew in both average size and volume. Additionally, we changed the payment date of our annual performance bonuses and the payment date of a significant trade payable, which together accounted for $2.9 million of the increase. Contributor royalties payable increased by $1.3 million due to increasing royalty expenses generated by increased customer download activity.

        In 2012, net cash provided by operating activities was $45.5 million, an increase of 15% compared to the same period in 2011, including net income of $47.5 million which reflected a one-time non-cash tax benefit of $28.8 million as a result of recognition of deferred tax assets resulting from our tax status change to be subject to taxation as a corporation and non-cash compensation of $10.4 million. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $9.5 million, primarily related to an increase in both subscription and On Demand revenue. Accounts payable and other operating liabilities increased by $6.2 million as trade payables grew in both average size and volume and payroll costs increased due to headcount expansion. Contributor royalties payable increased by $1.7 million due to increasing royalty expenses generated by increased customer download activity.

        In the six months ended June 30, 2013, net cash provided by operating activities was $17.8 million, a decrease of 6% compared to the same period in 2012, including net income of $12.4 million and non-cash equity-based compensation of $2.6 million. Cash inflows from changes in operating assets and liabilities included an increase in deferred revenue of $8.8 million, primarily related to an increase in orders for both subscription and On Demand products. Contributor royalties payable increased by $1.2 million due to increasing royalty expenses generated by increased customer download activity. Conversely, prepaid expenses decreased by $3.7 million primarily due to federal, state and city estimated income tax payments during the period.

  Investing Activities

        Our investing activities have consisted primarily of capital expenditures to purchase software and equipment related to our data centers, as well as capitalization of software and website development costs.

        Cash used in investing activities in 2010 was $1.2 million, primarily consisting of capital expenditures, primarily for server and office equipment.

        Cash used in investing activities in 2011 was $3.4 million, primarily consisting of capital expenditures, primarily for server equipment, office equipment and capitalized website development costs.

        Cash used in investing activities in 2012 was $4.3 million, consisting entirely of capital expenditures, primarily for server and office equipment.

        Cash used in investing activities in the six months ended June 30, 2013 was $4.8 million consisting of capital expenditures to purchase software and equipment related to our data centers, as well as capitalization of leasehold improvements in the amount of $3.0 million and payment of a security deposit of $1.8 million in connection with the lease for our new office facilities.

  Financing Activities

        Prior to the Reorganization, we made monthly distributions to our members typically equaling the cash in excess of that required for general working capital. In connection with the Reorganization, these distributions ceased. In September 2012, we entered into a term loan facility, which was used to fund our operations prior to the receipt of the proceeds from the IPO and until additional cash flow from operations had been generated following the IPO. This term loan facility was repaid in full on March 25, 2013.

        In the years ended December 31, 2010 and 2011, cash used in financing activities was $25.9 million, and $28.6 million, respectively, consisting entirely of distributions to members.

        In 2012, net cash provided by financing activities was $46.7 million and comprised primarily of proceeds from our IPO, net of issuance costs, of $81.8 million and proceeds from our term loan facility of $12.0 million.

        Cash used in financing activities in the six months ended June 30, 2013 was $2.3 million consisting of payment of the remaining outstanding balance of our term loan facility in the amount of $6.0 million offset with proceeds of $2.7 million from the issuance of common stock in connection with the exercise of stock options and the corresponding excess tax benefit of $1.0 million as result of the subsequent disposition of the common stock issued. As of June 30, 2013, we had no outstanding debt.

Contractual Obligations and Commitments

        We lease office facilities in New York, New York, under operating lease agreements that expire on various dates between 2013 to 2015. Certain lease agreements provide for rental payments that increase on a graduated basis while other lease agreements provide for fixed rental payments over the lease terms. We recognize rent expense on a straight-line basis over the lease periods. We also have various co-location agreements with third-party hosting facilities that expire on various dates between 2013 and 2014. We anticipate expanding our co-location facilities, consistent with our historical business model, as our revenue and customer base grow.

        On March 21, 2013, we entered into an agreement to lease new office facilities in New York City. The lease commenced in August 2013, has a lease term of eleven years and contains aggregate future minimum lease payments of approximately $42.2 million. The Company also entered into a letter of credit of $1.8 million as a security deposit for the leased facilities. The letter of credit was collateralized by $1.8 million of cash as of June 30, 2013, and as such, is reported as restricted cash on the consolidated balance sheet.

        We do not have any debt or material capital lease obligations, and our property, equipment and software have been purchased primarily with cash. Our future minimum payments under non-cancelable operating leases and purchase obligations were as follows as of December 31, 2012:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$2,296	$1,669	$418	$209	$—
Co-location obligations	1,442	1,059	383	—	—
Term loan facility	6,000	6,000	—	—	—
Purchase obligations	1,968	1,216	560	192	—

Total	$11,706	$9,944	$1,361	$401	$—

        We also enter into contractual arrangements under which we agree to provide indemnification of varying scope and terms to customers with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements for damages directly attributable to a breach by us. We are not responsible for any damages, costs, or losses arising as a result of the modifications made by the customer, or the context in which an image is used. The standard maximum aggregate obligation and liability to any one customer for all claims is limited to $10,000. We offer certain of our customers greater levels of indemnification, including unlimited indemnification. We have experienced nominal losses to date as a result of the indemnification we offer and, as such, our reserves for indemnification-related losses are also nominal. We believe that we have the appropriate insurance coverage in place to adequately cover such indemnification obligations, if necessary.

Off-Balance Sheet Arrangements

        As of December 31, 2010, 2011 and 2012, and as of June 30, 2013, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to allowance for doubtful accounts, goodwill, intangibles, non-cash equity-based compensation, income tax provisions and certain non-income tax accruals. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

        We believe that the assumptions and estimates associated with our revenue recognition, allowance for doubtful accounts, non-cash equity-based compensation, accounting for income taxes, goodwill and intangible assets and advertising costs have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Emerging Growth Company

        Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we have chosen to opt out of any extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        We will continue to evaluate the benefits of relying on other reduced reporting requirements provided by the JOBS Act from time to time until we are no longer subject to the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an "emerging growth company", we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

Revenue Recognition

        All revenue, net of refunds, is generated from the license of digital content through subscription or usage based plans. The purchase options include: subscription plans, On Demand plans, Pay As You Go and credit pack plans. We recognize revenue when the following four criteria are met: there is persuasive evidence of an arrangement; performance or delivery of services has occurred; the sales price is fixed or determinable and collectability is reasonably assured. We consider persuasive evidence of an arrangement to be an electronic order form, or a signed contract, which contains the fixed pricing terms. Performance or delivery is considered to have occurred upon the ratable passage of time for subscription plans, the download of digital content or the expiration of a contract period for which there are unused downloads or credits. Collectability is reasonably assured since most of our customers purchase products by making electronic payments at the time of a transaction with a credit card. We established a chargeback allowance based on factors surrounding historical credit card chargeback trends and other information. As of December 31, 2012 and June 30, 2013, we recorded a chargeback allowance of $70,000 and $90,000, respectively, which is included in other liabilities. Collectability is assessed for customers who pay on credit based on a credit evaluation for new customers and transaction history with existing customers. Any cash received in advance of revenue recognition is recorded as deferred revenue.

        Subscription plans range in length from thirty days to one year. Subscription plan revenues are recognized on a straight-line basis using a daily convention method over the plan term. On Demand plans are typically for a one-year term and permit the customer to download up to a fixed amount of digital content. On Demand revenues are recognized at the time the customer downloads the digital content on a per unit basis. Revenue related to unused digital content, if any, is recognized in full at the end of the plan term. Pay As You Go plans provide for individual image download. We recognize Pay As You Go revenue as the customer downloads images. Credit pack plans are generally for a one-year term and enable the customer to purchase a fixed number of credits which can then be utilized to pay for downloaded digital content. The number of credits utilized for each download depends on the digital content size and format. Credit pack revenues are recognized based on customer usage on a per credit basis as digital content is downloaded. Revenue related to unused credits, if any, is recognized in full at the end of the plan term. Most plans automatically renew at the end of the plan term unless the customer elects not to renew. We recognize revenue from our four types of plans on a gross basis in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-45, "Principal Agent Considerations," as we are the primary obligor in the arrangement, we have latitude in establishing the product's price, we perform a detailed review of the digital content before accepting it into our collection to ensure it is of high quality before it may be purchased by our customers, we can reject contributor's images in our sole discretion and we have credit risk. Customers typically pay in advance (or upon commencement of the term) via credit card, wire or check. Fees paid or invoiced in advance are deferred and recognized as described above. Customers that do not pay in advance are invoiced and are required to make payment under standard credit terms. We do not generally offer refunds or the right of return to our customers. There are situations in which a customer may receive a refund but the determination is made on a case-by-case basis.

        We also license digital content to customers through third party resellers. We contract with third party resellers around the world to access markets where we do not have a significant presence. Third party resellers sell our products directly to end-user customers and remit a fixed amount to us based on the type of plan sold. The terms of the reseller program indicate that the third party reseller is the primary obligor to the end-user customer and bears the risks and rewards as principal in the transaction. In assessing whether our revenue should be reported on a gross or net basis with respect to our reseller program, we followed the authoritative guidance in ASC 605-45, "Principal Agent Considerations." We recognize revenue on a net basis in accordance with the type of plan sold, consistent with the plan descriptions above. We generally do not offer refunds or the right of return to resellers.

Allowance for Doubtful Accounts

        Our accounts receivable are customer obligations due under normal trade terms, carried at their face value less an allowance for doubtful accounts if required. We determine our allowance for doubtful accounts based on the evaluation of the aging of our accounts receivable and on a customer-by-customer analysis of our high-risk customers. Our reserves contemplate our historical loss rate on receivables, specific customer situations and the economic environments in which we operate. We recorded an allowance for doubtful accounts of $0.3 million as of December 31, 2011 and of $0.2 million as of December 31, 2012. As of June 30, 2013, we recorded an allowance for doubtful accounts of $0.4 million.

Equity-Based Compensation

        Between June 7, 2007 and October 5, 2012, we were organized as a limited liability company. Beginning in 2011, we granted equity rights similar to options under our Value Appreciation Rights Plan ("VAR Plan") in the form of value appreciation rights (the "VAR Plan awards"). Each VAR plan award had an exercise price, a vesting period and an expiration date, in addition to other terms and conditions similar to typical equity option grant terms and conditions. The VAR Plan awards were subject to a time-based vesting requirement and a condition that a change of control occur in order to trigger a payment with respect to the VAR Plan awards. In connection with the Reorganization, all of the VAR Plan awards were exchanged for options to purchase an aggregate of 1,661,719 shares of common stock of Shutterstock, Inc. with only a time-based vesting requirement, which were granted pursuant to our 2012 Omnibus Equity Incentive Plan (the "2012 Plan").

        We measure and recognize non-cash equity-based compensation expense for all equity-based payment awards made to employees based on estimated fair values at the date awards are granted. The value portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. For awards with a change of control condition, an evaluation is made at the grant date and future periods as to the likelihood of the condition being met. Compensation expense is adjusted in future periods for subsequent changes in the expected outcome of the change of control conditions until the vesting date. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        We use the Black-Scholes option-pricing model to determine the fair value of stock options and other equity-based awards granted pursuant to the 2012 Plan, stock purchased pursuant to the 2012 Employee Stock Purchase Plan (the "2012 ESPP") and the VAR Plan awards, which are discussed further in Note 8 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus.

        The determination of the grant date fair value using an option-pricing model requires judgments as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common ownership interest pre-IPO, our closing market price at the grant date post-IPO, the expected unit price volatility over the expected term of the awards, stock awards' exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

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  Fair Value of Our Common Stock.  Prior to completion of the IPO, our fair value of common ownership interest was estimated internally and approved by the Board of Managers ("BOM") because we were not publicly traded. Our intention upon granting VAR Plan awards was for the granted award to have an exercisable price per unit that was not less than the per unit fair value of our common equity on the date of grant. The valuations of our common equity unit were prepared in accordance with the American Institute of Certified Public Accountants Statement on Standards for Valuation Services 1: Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset. The assumptions used in the valuation model were based on future expectations combined with our judgment. In the absence of a public trading market, we exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common equity unit as of the date of each VAR Plan award grant. Some, but not all of these factors included operating and financial performance, current business conditions and projections, the hiring of key personnel, our history and introduction of new functionality and services, our stage of development, the likelihood of achieving a liquidity event for the common ownership interests, any adjustment necessary to recognize a lack of marketability for our common ownership interests, the market performance of comparable publicly traded companies, and U.S. and global capital market conditions. We also obtained independent third party valuations on a periodic basis. Since October 11, 2012, the date our common stock began trading on the NYSE, the grant date fair value for equity-based awards is based on the closing price of our common stock on the NYSE on the date of grant and fair value for all other purposes related to equity-based awards shall be the closing price of our common stock on the NYSE on the relevant date.

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  Expected Term.  The expected term was estimated using the simplified method allowed under SEC guidance.

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  Volatility.  As we do not have a trading history for our common ownership interest pre-IPO and do not have a significant trading history for our common stock post-IPO, the expected price volatility for the common ownership interests and common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the VAR Plan awards and stock options granted post-IPO. Industry peers consist of several public companies similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers' common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

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  Risk-free Interest Rate.  The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

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  Dividend Yield.  When we were structured as a limited liability company, we have historically paid cash dividends or distributions to our members. Since the completion of the Reorganization, we have not paid any cash dividends or distributions to our stockholders and we do not intend to pay cash dividends or distributions to our stockholders in the foreseeable future. Consequently, we used an expected dividend yield of zero.

        If any of the assumptions used in the Black-Scholes model changes significantly, the fair value for future awards may differ materially compared with the awards granted previously. The awards granted pursuant to the 2012 Plan, the 2012 ESPP and VAR Plan are subject to a time-based vesting requirement. The majority of stock option awards granted under the 2012 Plan vest over four years. The 2012 ESPP provides for purchase periods approximately every six months and a participant must be employed on the purchase date to participate in the 2012 ESPP. The VAR Plan awards had a condition that a change of control (as defined in the VAR Plan) must occur for a payment to trigger with respect to the VAR Plan awards. In connection with the Reorganization, all of the VAR Plan awards were exchanged for options to purchase shares of common stock of Shutterstock, Inc. which do not include a change of control condition. As of June 30, 2012, no equity-based compensation expense related to the VAR Plan awards had been recognized because the qualifying event had not occurred. As a result of the completion of the IPO, we began recording share-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the VAR Plan awards that were exchanged for options to purchase shares of common stock of Shutterstock, Inc. as part of the Reorganization.

        For any equity-based awards that qualified for liability classification pre-IPO, we elected to use the intrinsic value method to value the common membership interest in accordance with authoritative guidance on stock compensation. See Note 10, Equity-Based Compensation, to our Consolidated Financial Statements included elsewhere in this prospectus.

  Common Stock Valuations

        Prior to our IPO, the fair value of the common stock underlying our grants was determined by our board of managers (referred to herein as our board of directors) or the compensation committee of our board of directors, which intended all grants to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those grants on the date of grant. The valuation of our common stock on each grant date was determined by our board of directors in part based on independent third-party valuations effective as of August 17, 2010, February 18, 2011, December 15, 2011, April 15, 2012, June 15, 2012 and September 17, 2012 and also based on the significant experience of our board of directors in valuing private companies, as well as the board of directors' knowledge of the financial performance and potential performance of the Company. The assumptions used in the third party valuations were based in part on future expectations of our business, including financial projections, combined with management's estimates of other factors that might impact our future financial performance. Following our decision to consider an initial public offering, the third-party valuation reports also took into account the Company's potential value upon an initial public offering. In the absence of a public trading market, our board of directors, with input from management and following a review of such valuation reports, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each grant as well as the appropriate exercise price, including the following factors:

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  our operating and financial performance;

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  current business conditions and projections;

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  the hiring of key personnel;

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  our history and the introduction of new functionality and services and expanded product offerings;

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  our stage of development;

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  the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering, given prevailing market conditions;

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  any adjustment necessary to recognize a lack of marketability for our common stock;

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  the market performance of comparable publicly traded companies;

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  the U.S. and global capital market conditions; and

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  the independent third party valuations.

        We made grants with the following exercise prices between January 1, 2010 and October 10, 2012 (the date the Registration Statement containing the prospectus relating to our IPO was declared effective):

Grant Dates	Number of Shares Underlying Grants	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
November 2010(1)	75,000	$12.50	$9.32
April 2011	485,750	14.17	11.33
June 2011	285,000	15.00	11.33
July 2011	55,000	15.00	11.33
August 2011	40,000	15.00	11.33
October 2011	157,500	16.00	11.33
December 2011	272,250	17.00	16.67
March 2012	151,500	17.50	16.67
April 2012	20,000	17.50	16.67
May 8-28, 2012	104,750	18.67	18.67
May 30, 2012	1,000	18.67	18.67
June 4-11, 2012	4,250	18.67	18.67
June 18-25, 2012	30,000	20.00	20.00
September 2012	52,750	20.34	20.34

(1)
Initial grant issued as a profits interest prior to the institution of the VAR Plan. Such interest was converted to a VAR grant with pre-existing terms upon creation of the VAR Plan in April 2011.

        In order to determine the fair value of our common stock underlying the option grants described in the table above, we first determined our business enterprise value, or BEV, and then allocated a portion of the BEV to each option grant with the assistance of our third party valuation specialist. Our BEV was estimated using the income approach using the discounted cash flow method, or DCF. We also considered the market-based approach using the comparable company method to check the reasonableness of the DCF value. The DCF method estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The market-based approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. These multiples are then applied to our financial metrics to derive a range of indicated values. Our indicated BEV at each valuation date was allocated to the shares of common stock. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly traded companies.

        The third-party valuations effective as of August 17, 2010, February 18, 2011, December 15, 2011, April 15, 2012, June 15, 2012 and September 17, 2012 all valued our business as a going concern using the discounted cash flow method and considered the comparable company method to check the reasonableness of the determined value, all as set forth in greater detail in the preceding paragraph. The discount rate used in each third-party valuation was 15% and was determined to be equal to an estimate of our weighted average cost of capital, or "WACC," using the CAPM approach. The third-party valuation effective as of December 15, 2011 also considered our potential value upon an initial public offering, subject to discounts relating to initial public offering trends in related industries and the projected timing of this offering. To calculate the value of our business as of December 15, 2011, the third-party valuation assigned a 60% weight to our discounted cash flow valuation and a 40% weight to the valuation based on what we believed our potential initial public offering value would be. The potential initial public offering value was weighted lower than the discounted cash flow value based on the following: (a) at the valuation date, we had yet to issue any audited financials; (b) at the valuation date, it was uncertain when we would file our initial registration statement on Form S-1 with the SEC in anticipation of an offering and (c) general market conditions for initial public offerings. Similarly, the third-party valuations effective as of April 15, 2012, June 15, 2012 and September 17, 2012 considered our potential value upon an initial public offering, subject to a discount relating to the projected timing of this offering. To calculate the value of our business as of April 15, 2012, the third-party valuation assigned a 25% weight to our discounted cash flow valuation, a 35% weight to our guideline company method valuation and a 40% weight to our potential initial public offering value. The valuation based on our potential initial public offering value was weighted lower than the collective discounted cash flow and guideline company value based on the following: (a) at the valuation date, we had yet to issue any audited financials; (b) at the valuation date, it was uncertain when we would file our initial registration statement on Form S-1 with the SEC in anticipation of our initial public offering and (c) general market conditions for initial public offerings. To calculate the value of our business as of June 15, 2012, the third-party valuation assigned a 10% weight to our discounted cash flow valuation, a 20% weight to our guideline company method valuation and a 70% weight to our potential initial public offering value. The weight assigned to our potential initial public offering value increased by 30% in the June 15, 2012 valuation as a result of our issuance of audited financials and the filing of our initial registration statement on Form S-1 with the SEC, which demonstrated an increased probability of an initial public offering. To calculate the value of our business as of September 17, 2012, the third-party valuation assigned a 2.5% weight to our discounted cash flow valuation, a 7.5% weight to our guideline company method valuation and a 90% weight to our potential initial public offering value. The weight assigned to our potential initial public offering value increased by 20% in the September 17, 2012 valuation as a result of the filing of amendments to our registration statement on Form S-1 with the SEC and certain other factors, which demonstrated an increased probability of an initial public offering.

        Significant factors considered by our board of directors or the compensation committee of our board of directors in determining the fair value of our common stock and exercise price at the grant dates before our IPO include:

        November 2010.    Based on a review of our key financial and business information and developments, the introduction of new functionality and certain key operating metrics, as well as the hiring of our President and Chief Operating Officer, and continued growth in our customer base and revenue, our board of directors established, based on its own independent determination, the fair market value to be $9.32 per share effective for the grants made in November 2010 and, consistent with the desire of the board of directors at that time to grant options with a per share exercise price at a premium to fair market value on the date of grant, approved grants with an exercise price of $12.50 per share. Our board of directors did not consider the probability of completing an initial public offering, completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        April 2011.    A third party valuation commissioned by us, effective as of February 18, 2011, determined the fair market value to be $11.33 per share. Based on a review of our key financial and business information and developments, including the introduction of new functionality and certain key operating metrics, as well as the hiring of our Chief Technology Officer, continued growth in our customer base and revenue, and growth in our collection, our board of directors determined that no event had occurred subsequent to the date of the February 18, 2011 valuation report that would materially affect the value of the Company as set forth in such valuation. Notwithstanding such determination, our board of directors also determined that it would be appropriate to have an exercise price that exceeded fair market value as an equitable adjustment with respect to grants made to prior grant recipients and, therefore, approved grants in April 2011 with an exercise price of $14.17 per share. Our board of directors did not consider the probability of completing an initial public offering, completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        June-August 2011.    Based on the valuation effective as of February 18, 2011 that deemed fair market value to be $11.33 per share and a review of our key financial and business information and developments, including the introduction of new functionality and certain key operating metrics, as well as the hiring of key management including our Chief Financial Officer, continued growth in our customer base and revenue, the growth in our collection, and the commencement of initial discussions regarding a potential initial public offering, our board of directors determined that no event had occurred subsequent to the date of the February 18, 2011 valuation report that would materially affect the value of the Company as set forth in such valuation. Notwithstanding such determination, our board of directors also determined that it would be appropriate to have an exercise price that exceeded fair market value as an equitable adjustment with respect to prior grants based on the same valuation and, therefore, approved grants in the period of June-August 2011 with an exercise price of $15.00 per share. Our board of directors did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        October 2011.    Based on the valuation effective as of February 18, 2011 that deemed fair market value to be $11.33 per share a review of our key financial and business information and developments, including the introduction of new functionality and certain key operating metrics, as well as the continued growth in our revenue and customer base, the initial release of our first mobile application, initial efforts to prepare for a potential initial public offering, our board of directors determined that no event had occurred subsequent to the date of the February 18, 2011 valuation report that would materially affect the value of the Company as set forth in such valuation. Notwithstanding such determination, our board of directors also determined that it would be appropriate to have an exercise price that exceeded fair market value as an equitable adjustment with respect to prior grants based on the same valuation and, therefore, approved grants with an exercise price of $16.00 per share. No precise weighting was assigned to the probability of completing an initial public offering, as preparations were at a preliminary stage. Our board of directors did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        December 2011.    Based on the valuation effective as of February 18, 2011 that deemed fair market value to be $11.33 per share and a review of our key financial and business information and developments, particularly the introduction of new functionality and certain key operating metrics, as well as the achievement of our 2011 financial plan and the continued expansion of our customer base and revenue, and significant progress we made in our preparations for an initial public offering, our board of directors established, based on its own independent determination, the fair market value to be $16.67 per share effective for the grants made in December 2011 and, consistent with the desire of the board of directors at the time to grant options with a per share exercise price at a premium to fair market value on the date of grant, approved grants with an exercise price of $17.00 per share. No precise weighting was assigned to the probability of completing an initial public offering, as preparations were at a preliminary stage. Our board of directors did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        March-April 2012.    Based on the valuation effective as of December 15, 2011 that deemed fair market value to be $16.67 per share and a review of our key financial and business information and developments, including the introduction of new functionality and certain key operating metrics, as well as the continued growth in our revenue and customer base, an analysis of market value of competitors, and the expansion of our board of directors with the addition of four independent members, and progress we made in our preparations for an initial public offering, our board of directors determined that no event had occurred subsequent to the date of the December 15, 2011 valuation report that would materially affect the value of the Company as set forth in such valuation. Notwithstanding such determination, our board of directors also determined that it would be appropriate to have an exercise price that exceeded fair market value as an equitable adjustment with respect to prior grants based on the same valuation and, therefore, approved grants with an exercise price of $17.50 per share. Our board of directors did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        May 8-28, 2012.    In connection with the grants made between May 8 and May 28, 2012, we received a draft valuation report, to be effective as of April 15, 2012, with a fair market value determination of $18.67 per share, which we expected to be finalized shortly thereafter. On each grant date between May 8 and May 28, 2012, our board of directors or our compensation committee, as applicable, based on that valuation report, determined the fair market value to be $18.67 per share. Our board of directors or our compensation committee, as applicable determined not to grant VARs with an exercise price that exceeded fair market value, and, therefore, approved grants with an exercise price of $18.67 per share. Our board of directors or our compensation committee, as applicable did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        May 30, 2012.    Based on the valuation effective as of April 15, 2012 that determined fair market value to be $18.67 per share and a review of our key financial and business information and developments, including the introduction of new functionality and certain key operating metrics, as well as the continued growth in our revenue and customer base, and the filing of our registration statement for our initial public offering, our compensation committee determined that no event had occurred subsequent to the date of the April 15, 2012 valuation report that would materially affect the value of the Company as set forth in such valuation. Our compensation committee determined not to grant VARs with an exercise price that exceeded fair market value, and, therefore, approved grants with an exercise price of $18.67 per share. Our compensation committee did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        June 4-11, 2012.    Based on the valuation effective as of April 15, 2012 that determined fair market value to be $18.67 per share and a review of our key financial and business information and developments, including the introduction of new functionality and certain key operating metrics, as well as the continued growth in our revenue and customer base, our compensation committee determined that no event had occurred subsequent to the date of the April 15, 2012 valuation report that would materially affect the value of the Company as set forth in such valuation. Our compensation committee determined not to grant VARs with an exercise price that exceeded fair market value, and, therefore, approved grants with an exercise price of $18.67 per share. Our compensation committee did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

        June 18-25, 2012.    On May 30, 2012, our compensation committee authorized grants with an exercise price of $18.67 to two individuals who had not yet commenced employment, with such grants to be effective upon their respective employment start dates. Based on the valuation effective as of June 15, 2012 that determined fair market value to be $20.00 per share and a review of our key financial and business information and developments, including the introduction of new functionality and certain key operating metrics, as well as the continued growth in our revenue and customer base, our board of directors has determined that on the respective employment start dates of June 18, 2012 and June 25, 2012 for the two employees, the fair market value per share of our common stock was $20.00. Our board of directors did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term. Our board of directors has taken action to increase the per share exercise price for each of these grants to $20.00.

        September 2012.    Based on the valuation effective as of September 17, 2012 that determined fair market value to be $20.34 per share and a review of our key financial and business information and developments, including the introduction of new functionality and certain key operating metrics, as well as the continued growth in our revenue and customer base, our compensation committee determined that no event had occurred subsequent to the date of the September 17, 2012 valuation report that would materially affect the value of the Company as set forth in such valuation. Our compensation committee determined not to grant VARs with an exercise price that exceeded fair market value, and, therefore, approved grants with an exercise price of $20.34 per share. Our compensation committee did not consider the probability of completing a sale or merger or completing a dissolution or liquidation when determining the fair value and exercise price, as those scenarios were not considered likely in the near term.

Income Taxes

        We filed our income tax returns as a limited liability company, and were taxed as a "pass-through" partnership for federal and state income tax purposes for all periods prior to the Reorganization on October 5, 2012. For all periods prior to the Reorganization, we recognized no federal and state income taxes, as the members of the LLC, and not the company itself, were subject to income tax on their allocated share of our earnings. However, we were subject to taxation on allocable portions of our net income and other taxes based on various methodologies employed by taxing authorities in certain localities. We generally made monthly distributions to our members under the terms of the LLC's operating agreement, subject to our operating cash needs.

        Effective upon the Reorganization, we became a Delaware corporation and, therefore, became subject to federal, state and additional city income taxes after October 6, 2012. As a result of this tax status change, we recorded an incremental net deferred tax asset and a one-time non-cash tax benefit of $28.8 million in the fourth quarter of our fiscal year ended December 31, 2012. See Note 7 to our Consolidated Financial Statements included elsewhere in this prospectus.

        We filed tax returns as a partnership for the period from January 1, 2012 through October 5, 2012 and as a corporation for the period from October 6, 2012 through December 31, 2012.

        We account for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. We record an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on our tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The reserves, if any, are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit or lapses in statutes of limitations. Any reserve for the uncertain tax provision is included in the income tax provision. Penalties and interest, if any, on uncertain tax positions are also included in income tax expense.

        We assessed the realizability of deferred tax assets and determined that based on the available evidence, including a history of taxable income and estimates of future taxable income, it is more likely than not that the deferred tax assets will be realized. We will continue to evaluate our ability to realize deferred tax assets on a quarterly basis. Significant management judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. In the event that actual results differ from these estimates, we will adjust these estimates in future periods, which may result in a change in the effective tax rate in a future year.

        We are subject to certain compliance requirements for non-income taxes, including, but not limited to, payroll, value added and sales-based taxes. Where appropriate, we have made accruals for these matters, which are reflected in our consolidated financial statements.

Goodwill and Intangible Assets

        Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually on October 1 of each fiscal year or more frequently if events occur or circumstances exist that indicate that the fair value of a reporting unit may be below its carrying value. Goodwill has been allocated to our reporting units, for the purposes of preparing our impairment analyses, based on a specific identification basis. As a result of a combination of factors in the second quarter of 2012, we concluded that a triggering event had occurred in the Bigstockphoto, Inc., ("Bigstock") reporting unit indicating a potential impairment and a step 1 impairment test was performed as of June 30, 2012. As a result of performing the step 1 test for goodwill impairment in the second quarter of 2012, we concluded that the fair value of the Bigstock reporting unit exceeded the carrying value. Therefore, there was no requirement to perform step 2 of the analysis and we concluded that there is no impairment of goodwill for the Bigstock reporting unit. If the June 30, 2012 fair value estimate declined by as much as 20%, the estimated fair value of the Bigstock reporting unit would still exceed the carrying value. Based on the results of the goodwill impairment annual assessment as of October 1, 2012, we concluded that the fair value of its reporting unit is more than its carrying amount, and therefore no adjustment to the carrying value of goodwill was necessary. There were no impairments of goodwill in any of the periods presented in the consolidated financial statements. See Note 2, Goodwill and Intangibles, of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Advertising Costs

        We expense the cost of advertising and promoting our products as incurred. The majority of our advertising costs are related to search engine marketing and other online advertising and, to a lesser extent, tradeshow participation, print, advertising, affiliate marketing and general branding and market awareness efforts.

Internal Control Over Financial Reporting

        In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified a material weakness in internal control over financial reporting with respect to our tax compliance process. Specifically, it was determined that we did not have adequate procedures and controls to appropriately comply with, and account for, certain non-income tax regulations. These non-income tax issues related to underpayment of international consumption tax, sales and use tax and royalty withholdings compliance. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of our financial statements will not be prevented by our internal control over financial reporting. A significant deficiency means a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our internal control over financial reporting.

        We began working to remediate this material weakness during fiscal years 2012 and 2013 by increasing the level of tax expertise within our finance department, by hiring an external accounting firm with the appropriate knowledge and ability to supplement internal resources in the review process and to fulfill our obligations to comply with the accounting and reporting requirements applicable to public companies and by updating our systems to collect the necessary data and taxes to comply with our required tax compliance processes. The actions that we are taking are subject to ongoing senior management review, as well as audit committee oversight. We were unable to fully remediate this material weakness during fiscal year 2012 and, therefore, the material weakness was not remediated as of December 31, 2012. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating this material weakness. If we are unable to successfully remediate this material weakness, it could harm our operating results, cause us to fail to meet our SEC reporting obligations or applicable stock exchange listing requirements on a timely basis, cause our stock price to be adversely affected or result in inaccurate financial reporting or material misstatements in our annual or interim financial statements.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risks in the ordinary course of our business, including risks related to interest rate fluctuation, foreign currency exchange rate fluctuation and inflation.

Interest Rate Fluctuation Risk

        Our cash and cash equivalents consist of cash and money market accounts. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio's fair value is not particularly sensitive to interest rate changes. We determined that the nominal difference in basis points for investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

        Between September 21, 2012 and March 25, 2013, we were party to a loan and security agreement that provided for a $12.0 million term loan facility. The term loan bore interest, at our option, at either the prime rate minus 0.75% or at LIBOR plus 2.00%. As of March 25, 2013, we paid off the remaining outstanding balance on this loan and security agreement. As of March 25, 2013, and since that date, we have had no outstanding debt.

Foreign Currency Exchange Risk

        Revenue derived from customers residing outside North America as a percentage of total revenue was approximately 65% in each of 2010, 2011 and 2012, and 65% and 64% in the six months ended June 30, 2012 and 2013, respectively. Our sales to international customers are denominated in multiple currencies, including but not limited to the U.S. Dollar, the Euro, the British Pound and the Japanese Yen. Revenue denominated in foreign currencies as a percentage of total revenue was approximately 35% in each of 2010, 2011 and 2012, and 32% and 33% in the six months ended June 30, 2012 and 2013, respectively. We have foreign currency risks related to foreign-currency denominated revenue. All amounts owed and paid to our foreign contributors are denominated and paid in U.S. Dollars. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. Dollar, will negatively affect our revenue and other operating results as expressed in U.S. Dollars. Based on our 2012 and six months ended June 30, 2013 foreign currency denominated revenue, a 10% change in the exchange rate of the U.S. Dollar against all foreign currency denominated revenue would result in an approximately 3% and 3% impact on our revenue, respectively.

        Because the majority of our revenue and expenses are denominated in the U.S. Dollar, we have not experienced material fluctuations in our net income as a result of translation gains or losses. As we continue to expand internationally, our currency rate fluctuation risk associated with the exchange rate movement of the U.S. Dollar against other foreign currencies is expected to increase. We do not currently hedge our foreign currency risk exposure. We actively monitor the movement of the U.S. Dollar against various foreign currencies and have considered the use of financial instruments, including but not limited to derivative financial instruments, which could mitigate such risk. If we determine that our risk of exposure materially exceeds the potential cost of derivative financial instruments, we may in the future enter in to these types of investments. During 2010, 2011 and 2012 and in the six months ended June 30, 2012 and 2013, our foreign currency transaction gains and losses were immaterial.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

        None of the recently issued accounting standards that have been issued or proposed by the FASB, the SEC and/or other standards-setting bodies that do not require adoption until a future date is expected to have a material impact on our consolidated financial statements.

BUSINESS

Overview

        Shutterstock operates an industry-leading global marketplace for commercial digital imagery. Commercial digital imagery consists of licensed photographs, illustrations and video clips that companies use in their visual communications, such as websites, digital and print marketing materials, corporate communications, books, publications and video content. Demand for commercial digital imagery comes primarily from businesses, marketing agencies and media organizations. We estimate that the market for pre-shot commercial digital imagery will grow from approximately $4 billion in 2011 to approximately $6 billion in 2016, based on a study conducted on our behalf by L.E.K. There has been a significant increase in the demand for commercial digital imagery as rapid technological advances have reduced the cost and effort required to create, license and use images. Our global online marketplace brings together users of commercial digital imagery with image creators from around the world. More than 750,000 active, paying users contributed to revenue in 2012, representing an increase of 36% compared to the prior year. More than 40,000 approved contributors make their images and video clips available in our collection, which has grown to more than 28 million images and more than 1 million video clips. This makes our collection one of the largest of its kind, and, in the twelve months ended December 31, 2012, we delivered more than 76 million paid downloads (including both commercial and editorial images) to our customers. We believe that we delivered the highest volume of commercial image downloads in 2012 of any single brand in our industry.

        Our online marketplace provides a freely searchable collection of commercial digital imagery (i.e., stock photography, illustrations, vectors and video clips) that our users can pay to license, download and incorporate into their work. We compensate contributors for each of their images or video clips that is downloaded. This marketplace model allows us to offer users a disruptive, low-cost and easy-to-use alternative to the time-consuming and expensive traditional methods of obtaining commercial imagery. It enables millions of small and medium-sized businesses, or SMBs, to affordably access commercial digital imagery, and allows larger enterprises and media agencies to more easily and efficiently satisfy their increasing image needs.

        We are the beneficiaries of significant network effects. As we have grown, our broadening audience of paying users has attracted more imagery from contributors. This increased selection of imagery has in turn helped to attract more paying users. The success of this network effect is facilitated by the trust that users place in Shutterstock to maintain the integrity of our branded marketplace. Every contributor in our marketplace and every image we make available must pass our proprietary screening process and meet our standards of quality. In addition, and unlike the significant majority of free images available online, our rigorous vetting process enables us to provide confidence and indemnification to our users that the content in our collection has been appropriately licensed for commercial or editorial use.

        We make the licensing of images and video clips affordable, simple and easy in order to encourage a high volume of purchases and downloads. Our customers' average cost per download was $2.23 in 2012. We are a pioneer of the subscription-based usage model in our industry, whereby subscribers can download and use a large number of images in their creative process without concern for the incremental cost of each download. A significant majority of our downloads come from subscription-based users, who contribute approximately half of our revenue. We also offer simple and easy-to-use On Demand purchase options for users who purchase imagery when and as needed. As a result of our simple and affordable licensing models, we believe that we achieved the highest volume of commercial image downloads of any single brand in our industry in 2012. In addition to generating revenue, this high volume of download activity allows us to continually improve the quality and accuracy of our search algorithms, as well as to encourage the creation of new content to meet our users' needs.

        Our revenue is diversified and predictable. More than 750,000 customers from more than 150 countries contributed to our revenue in 2012, with our top 25 customers in the aggregate accounting for less than 3% of our revenue. We have historically benefitted from a high degree of revenue retention from both subscription-based and On Demand customers. For example, in 2010, 2011 and 2012, we experienced year-to-year revenue retention of 96%, 102% and 100%, respectively. This means that customers that contributed to our revenue in 2011 contributed, in the aggregate, 100% as much revenue in 2012 as they did in 2011. Customers typically pay us upfront and then use their downloads in a predictable pattern over time, which results in favorable cash flow characteristics and has historically added predictability and stability to our financial performance.

        We have achieved significant growth since our marketplace was launched in 2003. In 2011 and 2012, we generated revenue of $120.3 million and $169.6 million, respectively, representing year-over-year growth of 45.0% and 41.0%, respectively. In 2011 and 2012, we generated Adjusted EBITDA of $26.5 million and $34.9 million, respectively, Non-GAAP Net income of $23.9 million and $28.0 million, respectively, and Free Cash Flow of $36.1 million and $41.8 million, respectively. See "Summary Consolidated Financial Data—Non-GAAP Financial Measures." In 2011 and 2012, our net income was $21.9 million and $47.5 million, respectively. In 2012, our net income included a one-time tax benefit of $28.8 million related to the Reorganization. We are a global business; in 2012, 35% of our revenue came from North America, 37% came from Europe and 28% came from the rest of the world.

Industry Overview: Commercial Digital Imagery

        Images help businesses to communicate and engage with customers, market their products, and differentiate their brand. Companies invest in imagery for the same reasons they invest in marketing, advertising and media production: to increase the impact, engagement and differentiation of their communications. From the smallest start-ups to the largest multinationals, companies pay to license photographs, video clips and illustrations for use in print and digital marketing materials, corporate communications, external and internal websites, social networking sites, mobile applications, games and videos. Imagery is also widely used in publishing books, eBooks, magazines and news articles. The demand for paid imagery in a commercial context comes primarily from:

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  Businesses:  Large corporations, small and medium-sized businesses and sole proprietorships that have marketing, communications and design needs;

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  Marketing Agencies:  Creative service providers such as advertising agencies, media agencies, graphic design firms, web design firms and freelance design professionals; and

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  Media Organizations:  Creators of print and digital content, from large publishers and broadcast companies to professional bloggers.

        These professional users of imagery are very selective about where they source their images; images must be of high quality and must fulfill the licensing obligations necessary for use in a commercial context. In order to meet these requirements, commercial digital imagery is typically either specially commissioned or licensed from pre-shot image libraries. Pre-shot images are not created for a single, specific purpose at a user's expense; rather they are catalogued for review and selection by a range of potential users. Pre-shot images are generally considered a more affordable, less time-intensive substitute for commissioned imagery.

        We estimate that the total market for commercial imagery was approximately $11 billion in 2011 and that it will grow to approximately $13 billion in 2016, based on a study conducted on our behalf in August 2012 by L.E.K. The commercial imagery market is comprised of custom imagery and stock imagery. Within the stock imagery market, L.E.K. defined three segments: the "traditional stock photography" segment, the "stock photography marketplace" segment and all other forms of stock imagery. The traditional segment is characterized by higher-touch customer relationships, negotiated image prices, and groups of professional photographers who create images exclusively for one agency, often on a salaried basis. The stock photography marketplace segment is characterized by self-serve ecommerce with simple, inexpensive licensing options and a large number of contributors from around the world. The remaining segment is comprised of all other forms of stock imagery, including stock illustrations, vectors and video clips. Shutterstock has traditionally participated in the stock photography marketplace segment along with the market for other forms of stock imagery, including stock illustrations, vectors and video clips.

        According to L.E.K., the market for stock imagery, or "pre-shot commercial digital imagery," will grow from approximately $4 billion in 2011 to approximately $6 billion by 2016. L.E.K. estimates that the stock photography marketplace segment along with the market for all other forms of stock imagery will grow 15-20% annually to a total of more than $3.5 billion in 2016. In the same period, L.E.K. estimates that the traditional segment will remain stable at approximately $2.3 billion.

        As the quality, quantity and awareness of pre-shot image licensing options continue to increase over time, we believe that pre-shot images will satisfy an increasing portion of the demand for custom commercial photography, which L.E.K. estimates to be a $7 billion market in 2016.

        Since imagery is often a component of an advertising campaign or media production, the demand for commercial digital imagery is largely driven by the global marketing and publishing industries. In 2011, more than $631 billion was spent in the global advertising industry, according to IDC. In that same period, IBISWorld estimates that more than $379 billion was spent in the global publishing industry (including books, newspapers and magazines). We believe that disruptive technological trends are expanding the role of commercial digital imagery within these industries and driving growth in the demand and supply of images.

Disruptive Growth in Demand for Commercial Digital Imagery

        Businesses are increasing their use of visual communications because the tools of communication and creativity are becoming easier and less expensive to use. For example, in the last five years, the number of public websites has grown 43% annually to more than 670 million, according to Netcraft. We expect this growth to continue. According to BIA/Kelsey, more than 32% of small and medium-sized U.S. businesses, or SMBs, surveyed do not yet have a website. As technology continues to democratize visual communication, we believe that additional customers will come into the market for commercial digital imagery.

        In addition to growth in the number of customers that can make use of licensed imagery, trends in the type and frequency of visual communications that customers produce are driving increased image demand per customer. For example, in addition to operating commercial websites, more businesses are using image-rich digital marketing and communication channels, including email marketing, blogging, digital video and display advertisements; BIA/Kelsey estimates that SMB advertising spend on online digital media will increase from $5.4 billion in 2010 to $16.6 billion in 2015, representing a compound annual growth rate of 25%. Since commercial digital imagery is one of several important components of online digital media, we anticipate that SMBs will increase their spend on commercial digital imagery as well; the visual and engaging forms of communication that they will seek to create will require more images per communication and more frequent communications per customer. Given the growing volume of images necessary to effectively communicate online, we believe that SMBs will be particularly likely to prefer efficient and affordable sources of commercial imagery.

        The historical expense and complexity of procuring high-quality imagery once meant that it was affordable only for the largest businesses. A commissioned shoot often cost thousands of dollars, while traditional pre-shot photos still typically cost hundreds of dollars. Today, the rapidly increasing availability of low-cost, commercial-quality digital imagery through online marketplaces is allowing businesses of all sizes to quickly search for, find, and download affordable visual content under simple licensing models. This has made it economically viable for millions of SMBs to use commercial digital images for the first time, and allows larger enterprises and media agencies to more easily and affordably satisfy their increasing demand for images.

        The growth in image demand for use in print and web communications is being compounded by trends in mobile and tablet internet browsing. Just as traditional broadband penetration enabled bandwidth-intensive media like images to become increasingly popular on the internet, so too will the spread of mobile broadband drive images and video clips to become increasingly common elements of the mobile web. Mobile devices are becoming increasingly visual, with high-resolution screens and touch interfaces that are driving an expectation of higher quality and more visually compelling mobile content. As trends in mobile and tablet internet usage continue to drive demand for rich visual user experiences, we believe that there will be a resulting increase in demand for commercial digital imagery.

Disruptive Low-Cost Supply of Commercial Digital Imagery

        Over the last several years there has been a dramatic increase in the number of people equipped to create high-quality digital imagery. Only a few years ago, the industry for commercial images relied on a small group of professionals who owned expensive equipment and could afford to pay high image development costs. Now, there are millions of professionals, semi-professionals and hobbyists who are able to capture, store and display high-quality digital images. With the proliferation of camera phones, social media and mobile broadband, people around the world are becoming increasingly accustomed to creating and consuming compelling imagery.

        This change is being driven by rapid technological advances that are making the tools of creative production affordable to a much larger group of people. Most notably, affordable, high-quality digital cameras and video cameras are rapidly achieving mainstream adoption. For example, in 2010 more than 11.2 million digital SLR cameras were sold globally. Many were sold for less than $500, whereas the first digital SLR camera was not available until 1991 and cost more than $24,000. These digital cameras eliminate the marginal cost of image capture, which increases the number of images created per photographer. The editing and enhancing of digital images is seeing similar democratization; high-performance photo and video editing software is increasingly becoming easy and affordable enough to be used by non-professional photographers and videographers. In addition, the growing availability of broadband internet access around the world has made it easier for professionals and non-professionals to upload and deliver commercial-quality digital imagery to those willing to pay to license it.

        While substantially all commercial digital photographs that are consumed today have been created using a digital SLR camera, the image quality produced by smartphone cameras continues to improve. As advances in mobile photography continue to be introduced by smartphone manufacturers, we expect that the number of individuals equipped to create commercial digital imagery will continue to grow.

Increased Importance of Online Marketplaces

        With the emergence of millions of new users and millions of new potential contributors, the global market for commercial digital imagery has become increasingly fragmented in both supply and demand. Online marketplaces for imagery use the disruptive power of the internet to enable these highly fragmented groups to interact with each other commercially; they encourage image submissions from hundreds of thousands of contributors around the world and then match the growing demand for commercial images with this increasingly available supply. The digital economics of online marketplaces enable affordable pricing that allows small and medium-sized businesses to participate in the market, and provide existing image buyers an alternative to the expensive and time-consuming processes of working with traditional image agencies or of commissioning custom images. By providing easy access to a wide range of low-cost, high-quality licensed images, and at the same time providing marketing, distribution and payment services for digital image creators, online marketplaces are becoming the centerpiece of a new dynamic in the market for commercial imagery.

Challenges in the Market for Commercial Digital Imagery

Challenges for Users

        Even with the advent of websites capable of sourcing and providing commercial digital imagery, a large number of challenges remain for users:

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  Limited selection.  Many websites lack the broad and up-to-date collection required to satisfy the extensive variety of searches for digital imagery, themselves a reflection of the myriad requirements of business communications across industries and geographies.

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  Difficulty in finding images quickly.  Websites that do have a broad range of images often lack sophisticated tagging, search functionality and algorithms that enable users to find relevant images efficiently. An increased pace of image usage by customers means that many users of commercial imagery are under pressure to find a greater number of high-quality images faster.

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  High price.  Traditional image agencies that have migrated online typically charge more than $100 per high resolution image. Commissioning a custom image is even more expensive, often costing thousands or tens of thousands of dollars.

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  Complex pricing.  On many websites, image prices can vary widely depending on criteria such as image size, file format, intended use, download frequency and type of contributor. Furthermore, many sites denominate the price of their images in "credits" rather than cash pricing, making it difficult for users to evaluate how much they will actually pay for a given image. These complexities interfere with the creative process, adding an additional dimension beyond image relevance for users to consider during their image search process.

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  Lack of commercial quality.  Many websites and search engines, particularly those that host and display images for free, lack effective processes to ensure that images are of acceptable quality for use in a commercial setting; in other words, it can be difficult to find images with adequate aesthetic value that also have suitable technical qualities, including sufficient resolution, focus, lighting and composition.

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  Need for appropriate licensing and legal protection.  Complex copyright laws govern the use of images and video clips in a commercial context. Typically, images and video clips that are available for free online are not appropriately licensed for commercial use. Most websites that host and display such content for free are not able to provide the trusted licensing assurances that come from closely evaluating the content that they make available. For example, most of these websites do not require a model release to be uploaded with each image that depicts a person. The need for appropriate content licensing has become more acute as the software to identify non-compliant imagery on the internet has become increasingly sophisticated, facilitating the monitoring of intellectual property rights. A growing number of users of commercial imagery require legal protections or indemnification from their content providers regarding proper licensing.

Challenges for Contributors

        Creators of commercial digital imagery face significant obstacles to distributing their images to a large audience, discovering the kinds of content that customers demand, and monetizing their work efficiently, including:

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  Limited distribution and marketing reach.  Many digital image creators lack the resources to promote their content to the millions of individuals around the world who may be willing to pay for their images. Even if a contributor posts images on the web, it is expensive and difficult to generate meaningful traffic to the contributor's own website, especially when the content that a single contributor can offer represents a small fraction of the types of images a user might need.

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  Lack of ecommerce capabilities.  Many digital image creators lack the resources to establish the sophisticated, global ecommerce capabilities necessary to maximize their earnings. This is particularly true with respect to handling foreign languages, multiple currencies, diverse payment methods, customer support and fraud prevention.

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  Cumbersome upload, tagging and approval processes.  Contributors want to be able to upload and tag images quickly, easily and intuitively. Approval speed can also be important to a contributor, particularly for newsworthy or time-sensitive imagery.

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  Inadequate feedback, tools and information.  Digital image creators want to provide the content that users demand, but often lack the proper data, analytics and feedback to know what kind of content will sell well. Many websites do not provide adequate tools or lack sufficient volume of user data to be able to help contributors manage their portfolio or improve the commercial relevance of the images they produce.

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  Absence of community.  As social media and social networks continue to evolve, digital image creators are increasingly seeking specialized online communities where they can learn from their peers and take satisfaction in sharing their work.

The Shutterstock Solution

Key Benefits for Our Users

• Millions of high-quality images and video clips available for commercial use

We currently provide a licensable digital collection of more than 28 million images and more than 1 million video clips, one of the largest collections of its kind. In the twelve months ended December 31, 2012, we added an average of 1.4 million images and video clips per quarter. We source our content from over 40,000 approved contributors in more than 100 countries and provide a broad, non-exclusive commercial or editorial license allowing customers to use an image or video clip in perpetuity in any geography or medium.

• Superior search results

We consider our proprietary search interface and algorithms to be intuitive and efficient, allowing users with widely ranging search queries to quickly find the most suitable image for their needs. Our search algorithms automatically evolve based on customer usage data such as searches and downloads to produce more effective search results over time. We believe that, with one of the highest volumes of downloads of commercial content in 2012, we have the data to power the best search experience in our industry.

• Low cost of content

Our affordable pricing models enable users to download content for as little as $0.28 per download. Across our pricing plans, customers paid an average of $2.23 per download in 2012. We believe that our disruptive pricing models increase the number of businesses that can participate in the market for commercial imagery and that they increase the number of downloads that we deliver.

• Creative freedom through simple pricing

Our subscription-based pricing model makes the creative process easier. Subscription users can download any image in our collection at any resolution we offer for use in their creative process without worrying about incremental cost. This provides greater creative freedom and helps improve their work product. For users who need less content, we offer simple, affordable, On Demand pricing, which is presented as a flat rate across all content and sizes that we offer.

• 100% vetted, commercial-quality content

We are highly focused on maintaining the quality of our collection. Our content has been vetted by a member of our review team for standards of quality and relevance. We also leverage proprietary review technology to pre-filter images and video clips and enhance the productivity of our reviewers. Less than 20% of contributor applicants who applied in 2012 were approved as contributors to shutterstock.com, and less than 70% of our content uploaded by approved contributors in 2012 satisfied our rigorous acceptance requirements.

• Appropriately licensed content

We provide images and video clips that are appropriately licensed for commercial and editorial use. Our review process is designed to ensure that every image and video clip is appropriately licensed for its intended use. For example, a model release is required for all images and video clips that include a person with recognizable features and a property release is required for images of certain types of property and public places with photography policies. The strength of our review process enables us to offer $10,000 of indemnification protection to every customer to cover legal costs or damages that may arise from their use of Shutterstock content. In certain cases, we offer greater indemnification levels through custom contracts.

Key Benefits for Our Contributors
• Distribution to the largest, global audience

Our global marketplace provides image creators with access to millions of image users searching for imagery to license. Our flagship website operates globally in 20 languages, allowing users around the world to easily search and access our entire collection of images and video clips online. In 2012, shutterstock.com received an average of approximately 10 million monthly unique visitors and more than 65 million monthly page views according to comScore Media Metrix, and we delivered more than 76 million paid downloads. According to industry surveys, contributors who have images available on our site typically generate more income through Shutterstock than through any other sites with which they are registered.

• Global ecommerce capabilities

Our global ecommerce platform allows us to process payments from users across the world in 10 currencies, and pay our contributors monthly. Our users can currently transact on our flagship website in 20 languages, and we provide fraud protection, refunds and other types of customer support via phone and email on behalf of our contributors.

• Efficient uploading, tagging and review process

Based on user feedback and competitive benchmarking, we believe that we have the most efficient upload, tagging and review process of all of the major competitors in our industry. We are committed to continuously finding new and innovative ways to improve our contributor interface and to providing short upload and review times—we typically process content within approximately 72 hours of upload.

• Robust feedback, tools and information

We provide valuable tools and insights to our contributors. Our contributors can monitor download activity by image and geography, as well as by self-defined image themes. We also provide data on search trends, allowing content creators to see which images and subjects are popular on our site, and to plan new content themes accordingly.

• Specialized community

We operate a forum for the photographers, videographers and illustrators that make up our contributor community, allowing them to share tips with one another and to showcase their work. Our strict acceptance tests for new submissions provide contributors with a sense of challenge, accomplishment and exclusivity that makes our forums more useful and valuable.

Shutterstock's Competitive Strengths

        In addition to the compelling value propositions and solutions that we offer to users and contributors, we believe that the following competitive advantages separate us from our competitors:

        A Leading Global Marketplace with Strong Network Effects.    Our content collection is currently one of the largest in the commercial digital imagery industry, with over 28 million images and more than 1 million video clips, from more than 40,000 contributors. In 2012, our contributors added more than five million new images to shutterstock.com. In the same twelve month period, shutterstock.com received an average of approximately 10 million monthly unique visitors and more than 65 million monthly page views according to comScore Media Metrix. We believe that the growth of our content collection and the growth in our site traffic support one another through a strong network effect—a broader selection of images and video clips from our contributors attracts more image users; this larger audience of paying users increases the amount spent in our marketplace and attracts more content submissions from a greater number of contributors.

        Extensive Data and Superior Search.    Since 2003, our users have executed hundreds of millions of searches and made more than 300 million paid image downloads from our collection. In 2012, we delivered more than 76 million paid downloads (including both commercial and editorial images) to our customers. We believe that we delivered the highest volume of commercial image downloads in 2012 of any single brand in our industry. This high volume of data, including data about the searches and downloads that our users execute, enables us to continuously improve our search algorithms. Furthermore, unlike the significant majority of images available for free online, each image in our collection is tagged by its contributor with approximately 35 relevant keywords. Currently, the Shutterstock collection contains more than 995 million contributor-generated image tags. This behavioral and keyword data, along with our investments in technology and our many years of experience in developing search algorithms designed specifically for the commercial digital imagery industry, increase the chances that our users find the image they require. We believe that a successful search experience is a critical determinant of customer satisfaction, and that our success in this area attracts more users to our websites.

        Simple, Flexible and Low-Cost Pricing.    Since inception, we have aimed to deliver exceptional value to our users through simple and flexible pricing options. Our customers' average cost per download was $2.23 in 2012. We were a pioneer of the subscription-based payment model in our industry. Our subscription plans generate an important sense of creative freedom for our professional users, enabling them to try out multiple images or video clips without concern for the incremental cost of each download. Additionally, we offer simple and cost-effective On Demand purchase options for less frequent users. The simplicity and affordability of these plans have allowed us to broaden our existing and potential user base. These pricing models also benefit our contributors due to the high volume of paid downloads we are able to generate on their behalf. According to industry surveys, our contributors typically generate more income from their work through Shutterstock than through any other image provider.

        Trusted, Actively Managed Marketplace.    We are committed to providing a trusted online marketplace for appropriately licensed, high-quality commercial imagery and video clips. Our rigorous review process for new images ensures the integrity and quality of content in our collection. Each image and video clip is individually examined by our team of trained reviewers to meet our high standards of quality and commercial viability. This review process is designed to minimize the legal risk to our users from inappropriately licensed imagery. As a result of the significant investment we make in our review processes, we are able to provide indemnification protection that covers up to $10,000 should any legal costs or direct damages for claims arise from the use of an image or footage clip licensed through Shutterstock. In some cases, we offer even greater or unlimited levels of indemnification through custom contracts. We offer indemnification as a signal to our customers that they can trust the quality and licensability of content available through our marketplace; this sets us apart from many competitors and free sources of imagery.

Shutterstock's Growth Strategies

        Acquire More Users and Contributors.    We believe that there is a significant opportunity to grow our marketplace by increasing awareness of our brand and value proposition. For example, as of our last comprehensive customer survey, more than 70% of our customers work at companies with 20 employees or fewer; however, our active user base of U.S. SMBs currently represents less than 2% of the approximately 24 million SMBs that BIA/Kelsey estimates exist in the United States alone. We view this as a marketing opportunity. A significant portion of our growth to date has been driven by word of mouth recommendations. We plan to continue to foster word of mouth by continuing to grow our collection and deliver exceptional service. Additionally, we expect to increase our investments in online and offline marketing to help raise awareness in our core customer community as well as in additional market segments and geographies. In parallel, we intend to grow the depth and breadth of our collection by increasing awareness among potential contributors of the opportunity to share their creative work with a broader audience and generate income through Shutterstock.

        Lead Innovation in User and Contributor Experience.    We intend to build on our market-leading position by providing the best online experience for digital image users and contributors. With one of the largest collections of images in the industry, and one of the highest volumes of commercial image downloads, we believe that we have more information on the marketplace and user needs than any of our competitors. We intend to use this data to continue to improve the quality of our search algorithms and user experience. We also plan to enhance the tools we offer contributors to help them establish their portfolio on our site, track their performance and explore opportunities to create content that customers need. We plan to continue to improve the speed and usefulness of feedback that we provide contributors on the images that they submit, and facilitate new ways for them to participate in an engaged community of their peers. Lastly, we intend to roll out new product offerings and product extensions that we believe will create deeper relationships with our core communities and attract new users to our sites.

        Increase Localization.    We are a global company, with users in more than 150 countries, contributors in more than 100 countries and a website that is available in 20 languages. We plan to deepen our global penetration among users and contributors by improving the quality of the Shutterstock experience, regardless of language or location. For example, we intend to increase the number of languages, currencies and payment methods that we support in order to serve an even larger global user base. Furthermore, we plan to improve the quality of non-English searches by increasing the sophistication with which we handle non-English image tagging and search ranking. Finally, there is significant unmet demand for localized content, such as images with locally relevant themes, customs, objects and ethnicities. We plan to increase the geographical diversity of our contributor community so that we can provide the images demanded by our increasingly global user base.

        Increase Our Penetration of Media Agencies and Large Enterprises.    To date, the majority of our revenue has been generated from SMBs purchasing online, many of whom did not previously have access to low-cost commercial digital imagery. As of our last comprehensive customer survey, conducted in June 2011, less than 10% of our customers worked at companies with more than 500 employees. Furthermore, in 2012, less than 10% of our revenue was generated through our direct sales organization, which focuses on sales to media agencies and large enterprises. We believe that we have a strong value proposition for media agencies and large enterprises, which account for a significant portion of the existing market for commercial digital imagery. These companies have historically purchased commercial imagery via sales-driven relationships and are used to complex licensing, limited image libraries and high prices. While our sales and support organization has historically been focused primarily on inbound customer communications, we are working to increase our revenue from media agencies and large enterprises through a direct sales approach and by offering tailored purchase options. We recently began building a direct sales team and distinctive product offerings to target media agencies and large enterprises. We plan to expand our efforts in this area.

        Pursue Emerging Content Types.    Alternative content types such as video footage represent significant opportunities for growth. According to MagnaGlobal, global online video advertising spending is expected to increase 27% annually from $3.1 billion in 2010 to $10.2 billion in 2015. Video has become a mainstream online activity globally, and is forecasted to expand to 62% of all consumer internet traffic by 2015, according to Cisco's Visual Networking Index. As user demand is increasing, the cost for contributors to create and produce professional video content is becoming increasingly affordable, most notably due to digital SLR cameras that include HD video capabilities. Given the convergence of photography and video tools, we believe that our network effects in still image licensing will help propel our efforts in the video market. In addition to video, we see opportunities in other emerging digital content areas that may be relevant to our customers.

Products

        We provide licensed content that our users purchase to enhance their visual communications. Our collection is currently one of the largest in the commercial digital imagery industry, with over 28 million images and more than 1 million video clips. We offer a variety of content types, including photography, illustrations, vector art and video footage. Users can search our collection and preview watermarked versions of our content at no cost. They can then pay to license and download the images they need, either on a subscription basis or on a per-download basis. Shutterstock images are provided under a royalty-free non-exclusive license and, as an assurance of the integrity of our content, users are generally covered by up to $10,000 in indemnification protection against any legal costs or damages that may arise from the licensed use of our images. Each image is available for high-resolution digital download and has been vetted by our team of reviewers to ensure that it meets our standards of quality and can be appropriately licensed for commercial or editorial use.

        Photographs.    We offer high-quality photographs that cover a wide variety of subjects, including animals/wildlife, the arts, backgrounds/textures, beauty/fashion, buildings/landmarks, business/finance, celebrities, education, food and drink, healthcare/medical, holidays, nature, objects, people, religion, science, sports/recreation, technology and transportation. The significant majority of our photography collection is made up of creative images that can be used in both commercial and editorial contexts. Images that are marked as editorial-only, such as photographs of celebrities and newsworthy events, which constitute fewer than 10% of our total images, cannot be used to promote a product or service; instead these images are licensed for use in editorial settings such as newspapers, blogs and magazines. Photographs are available in a variety of sizes including small files that are appropriate for mobile browsing and large files appropriate for large format prints and high-resolution displays. Currently, photographs make up approximately 69% of our collection.

        Illustrations and Vector Art.    In addition to photographic images, we also offer images that have been created using illustration tools and software. These images are made up of two types: illustrations (raster graphics) and vector art (vector graphics). Raster graphics are stored as a fixed set of pixels, whereas vector graphics are stored using geometric modeling. Since vectors are described using geometric data instead of fixed pixels, vectors can be scaled to any size without loss of resolution or quality. Currently, illustrations and vector art make up approximately 27% of our collection.

        Video Footage.    For users engaged in producing video advertisements, commercial motion pictures, television programming, video games, interactive applications and other video-based media, we also provide video footage. Footage clips are available in a variety of formats and sizes, including High Definition (HD). Currently, our video footage collection contains more than one million video clips and makes up approximately 4% of our collection.

        Curated, High-End Content.    For users looking for imagery from top photographers and illustrators around the world, our Offset brand provides authentic imagery and a straightforward licensing process. Artists featured on the site include assignment photographers Maura McEvoy and David Prince, and illustrators Jacob Thomas and Rian Hughes. Offset also features work from established and respected collections including National Geographic and Huber Images. Every image has been hand-curated for inclusion in a specific category, such as commercial lifestyle, food, travel and fashion.

        Online Learning Platform.    For digital professionals looking to improve their skills, our Skillfeed platform provides an online marketplace of curated video courses accessed through a subscription plan. Skillfeed features approximately 10,000 videos from over 100 instructors, and includes tutorials on subjects ranging from graphic design, video and photo editing, to professional skills such as Microsoft Excel and web development. Skillfeed offers comprehensive courses, with videos of 20 minutes or more, designed to develop in-depth professional skills, as well as shorter courses designed to provide new tips and techniques on a range of topics.

Purchase Options

        Shutterstock strives to offer simple, straightforward purchase options that remove complexity from a customer's workflow. We currently offer the following options:

        Subscription:    Our signature and highest grossing purchase option is our 25-a-day subscription. This purchase option allows a user to download up to a total of 25 photos, vectors or illustrations per day under our Standard License, regardless of image size. Subscription customers can download and experiment with multiple images at no extra cost, which removes friction from their creative process. Subscriptions can be purchased in 30 day, 90 day, 180 day and 365 day increments and are paid in advance. Additionally, the subscription package for our new online learning marketplace, Skillfeed, allows users to access unlimited videos for a single monthly price. Subscription purchase options currently represent approximately 50% of our revenue.

        On Demand:    Customers can also buy images in fixed packages. For example, we offer On Demand packages that include one image, five images, 25 or 60 images with various resolution under our Standard License. We charge the same price for illustrations and vectors as we do for photographs and we do not charge more for a full resolution image than a small image. This offers customers the simplicity of being able to license any size of any still image in our collection for the same price. Once a customer purchases images On Demand from us, he or she has up to one year to download those images before they expire. While the significant majority of On Demand revenue comes from our Standard License packages, other forms of On Demand purchases include Enhanced Licenses (for customers who need broader licensing rights than are offered under our Standard License) and images licensed through Bigstock and Offset. Together, all of our On Demand purchase options currently represent approximately 35% of revenue.

        Other Purchase Options:    We provide a number of other purchase options which together represent approximately 15% of our revenue. These purchase options include custom accounts (for customers that need multi-seat access, invoicing, unlimited indemnification or a higher volume of images) and video footage (which are sold individually and in fixed packages).

Users

        We serve a wide variety of companies across numerous industries, organizational sizes and geographies. As of December 31, 2012, our customer database contained more than three million user accounts. Of these, more than 750,000 users contributed to revenue in 2012. Due to our large number of customers and the way that our products are sold, we do not have any material customer concentration; our largest single customer made up less than 2% of revenue in 2012. Our users tend to fit into three categories: businesses, marketing agencies and media organizations.

        Businesses.    Business customers require high-quality, commercially licensed digital imagery for a wide range of communication materials. Such communication materials may be intended for internal or external use and include websites, print and digital advertisements, annual reports, brochures, employee communications, newsletters, email marketing campaigns and presentations. Shutterstock's business users range from sole proprietors to Fortune 500 companies.

        Marketing Agencies.    Marketing agencies require high-quality, commercially licensed digital imagery to incorporate in the work they produce for their clients' business communications. Whether providing graphic design, web design, interactive design, advertising, public relations, communications or marketing services, Shutterstock's marketing users range from independent freelancers to the largest global agencies.

        Media Organizations.    Media professionals require high-quality, commercially licensed digital imagery to incorporate in the content they produce, including newspapers, books, magazines, digital publications, television and film. They also require high-quality images to market their products effectively. Shutterstock's media users range from independent bloggers to multi-national publishing and broadcast organizations.

Content Contributors and Content Review Process

        The content we provide to our users is created by a community of contributors from around the world and is vetted by our specialized team of image and video clip reviewers. Whether photographers, videographers, illustrators or designers, our community of more than 40,000 approved contributors range from part-time enthusiasts to full-time professionals, and all of them must meet high standards in order to work with Shutterstock.

        In order to become a contributor, an individual must submit an application that includes a portfolio of images or video clips. Of more than 495,000 contributor accounts that had been created as of December 31, 2012, less than 10% were approved. Once accepted by Shutterstock's review team, contributors can upload as many images as they would like; however, every submitted image is reviewed and either accepted or rejected by our team to ensure that images in our collection meet certain standards of aesthetic and technical quality. As of December 31, 2012, approximately 43 million images had been submitted to our review team by approved contributors and, of those, only 23 million, or approximately 50%, were approved and made available in our marketplace. Each image that is rejected by our review team is tagged with at least one rejection reason that is communicated to the submitting contributor to help him or her to improve and to give insight into our review standards. Such rejection reasons include focus, composition, poor lighting, trademark infringement and limited commercial value. We combine proprietary technology and highly trained content review staff to deliver sophisticated yet efficient image review—we typically process images within approximately 72 hours of upload.

        Contributors are required to associate keywords with each image they submit in order to make their images more easily found using our search algorithms. Keywords usually contain both descriptive terms that literally identify the content of an image (e.g., "padlock") and conceptual terms that describe what an image might convey (e.g., "security"). We currently have over 995 million contributor generated keywords in our database, with approximately 35 keywords per image.

        All content accepted into our collection are added to our website where they are available for search, selection, license and download. Contributors are paid monthly based on how many times their images or video clips have been licensed in the previous month. Contributors may choose to remove their images or video clips from our collection at any time. Due to our large number of contributors, we do not have any material content supply concentration; the content contributed by our five highest-earning contributors was together responsible for less than 4% of downloads in 2012.

        Shutterstock provides different earnings structures for photographs, illustrations and vector art, and for video footage:

        Photographs, Illustrations and Vector Art.    Contributors of photographs, illustrations and vector art are paid based on the number of times that their images have been licensed and downloaded. The significant majority of image downloads are licensed under our Standard License. The amount that a contributor of a photograph or vector receives per Standard License typically ranges from $0.25 per image downloaded to $5.70 per image downloaded. The exact amount is determined by our published earnings schedule and depends on the lifetime earnings of the contributor on our website and the purchase option under which an image was licensed. When images are licensed under our Enhanced License, the contributor of that image earns $28.00 per image downloaded. When images are licensed under other purchase options or license types, contributors earn between 20% and 30% of the sale price of each image based on his or her lifetime earnings as a contributor.

        Video Footage.    Contributors of video footage are also paid based on the number of times that their video clips have been licensed and downloaded. When a video clip is downloaded the contributor is typically paid 30% of the sale price with certain minimum amounts per download.

Technology and Infrastructure

        Our business is built on a foundation of technology and all of our products and services are made possible by the proprietary technology and robust infrastructure that we have developed. We believe that delivering intuitive, fast and effective user experiences, supported by robust and scalable technology platforms, is critical to our success.

        We employ technology to support both our public facing websites and our back-office systems. We use a combination of proprietary technologies and commercially available licensed technologies, including open source software. We focus our internal development efforts on creating and enhancing the specialized proprietary software that is unique to our business and we leverage commercially available and open source technologies for our more generalized needs.

        Our customer-facing software enables users to search millions of digital images and then select, organize, pay for, license and download the images that they would like to use. Our proprietary search algorithms evolve automatically based on behavioral data, which means that each search and download that a user performs on our website gives our search engine more information with which to improve. Having delivered over 300 million paid downloads since 2003, the data that we have collected and the search technology that it powers are an important and proprietary asset. We have also invested in making our ecommerce platform a global one, allowing customers to search and make purchases in 20 languages and 10 currencies.

        Our contributor-facing software enables users to apply to become a contributor, upload and tag images and video clips, receive feedback on their submissions from our review team, see reports on earnings and payouts, and participate in online discussion forums with other contributors. We have also developed proprietary tools to help our contributors improve their craft, including our Keyword Trends Tool that allows contributors to see what terms customers are searching for and how those search terms are trending over time. This tool allows contributors to anticipate demand and generate images that customers will want to license, and is another example of how we combine software and large-scale proprietary datasets to deliver value to our users.

        Our internal software enables the technological and business processes necessary to deliver a superior experience for customers and contributors. This includes a content review system that allows our review team to efficiently and accurately review every single image that is made available on our websites. It also includes applications that enable customer and contributor support, intellectual property rights and license tracking, centralized invoicing and sales order processing, customer database management, language translation, global contributor payouts, compliance, finance and accounting functions.

        Our systems infrastructure is hosted by industry-leading third-party hosting providers that offer 24-hour monitoring, high-speed network access, auxiliary power generators and back-up systems. We maintain multiple production datacenters to provide rapid content delivery to our customers and also to support business continuity in the event of an emergency. We also use content delivery network solutions to ensure fast access to our content around the world. Network, website, service and hardware-level monitoring, coupled with remote-content monitoring, allow our systems to maintain a high level of uptime and availability with high-performance delivery.

        Our development teams employ Agile Development methodologies to increase the speed and effectiveness of our technology efforts; we focus on iterative and incremental development processes through which cross-functional teams release software code nearly every day and manage their own progress in two-week cycles known as "sprints." We view our investments in technology as being core to our long-term success and we intend to continue to investigate, develop and make capital investments in technology and operational systems that support our current business and new areas of potential business expansion.

Brands

        Shutterstock is our flagship brand and the significant majority of our revenue is generated via shutterstock.com. We also operate a business called Bigstock which Shutterstock acquired in 2009. Additionally, we launched Offset and Skillfeed in 2013. Offset is a new brand featuring a collection of curated imagery from top photographers and illustrators featuring the works from established and respected collection including, but not limited to, National Geographic and Huber Images. Skillfeed is a new online marketplace that offers a collection of curated video learning courses for digital professionals through a simple, affordable subscription plan. We have maintained these as separate brands in order to allow us to target different customer segments. While Shutterstock generates the majority of its revenue from higher-volume image users and subscription-based pricing models, Bigstock focuses on the needs of lower-volume, more cost-conscious image users and Offset focuses on high-end advertising agencies and commercial buyers. Shutterstock's collection currently contains more than 28 million images and more than 1 million video clips. This figure does not include Bigstock's collection which contains more than 13 million images, many of which are also available through Shutterstock.

Marketing

        We reach new customers through a diverse set of marketing channels including paid search, online display advertising, print advertising, tradeshows, email marketing, direct mail, affiliate marketing, public relations, social media and partnerships. Marketing activities aim to raise awareness of our brands and attract paying users to our websites by promoting the key value propositions of our offerings: diverse and high-quality content, intuitive and efficient interfaces and market-leading value.

        In addition to generating more revenue, the resources we devote to marketing help us generate more earnings for our contributors. This helps attract more content, which in turn helps us convert and retain even more paying users. Furthermore, the high degree of satisfaction that users have with our product drives word of mouth recommendations, which helps our marketing efforts attract an even broader audience than we reach directly. In these ways, we believe our marketing efforts have a self-reinforcing effect which powers the growth and success of our marketplace.

Sales and Customer Support

        The significant majority of our revenue is generated via self-serve ecommerce. We encourage our users to take advantage of the comprehensive search capabilities of our websites, our credit card-based payment options and the immediate digital delivery of licensed images. We believe the ability to search for, select, license and download content over the internet offers our users convenience and speed, and enables us to achieve greater economies of scale.

        Direct communication with our customers, however, remains a significant component of our customer support and sales strategy. Our customer support and sales team, which is headquartered in New York City, is available to assist users via email and by phone in 10 languages. In addition to handling inbound customer support and sales inquiries, we also reach out proactively to potential high volume customers and offer them custom accounts to meet their needs. Outbound sales activities currently contribute a small but growing percentage of Shutterstock's overall revenue.

Product Rights and Intellectual Property

        Product Rights and Indemnification.    All of the images that Shutterstock makes available to users are offered under a royalty-free license. This means that once a customer has purchased an image license, that customer can use the associated image in accordance with the license terms in perpetuity without having to pay any ongoing royalties. Typically, the image license is non-exclusive, meaning that multiple customers can license the same image. Furthermore, we do not require that contributors of content to our sites provide their content to us on an exclusive basis.

        Shutterstock represents to our users that unaltered images downloaded and used in compliance with our websites' terms of service and applicable law will not infringe any copyright, trademark or other intellectual property right, nor will such unaltered images violate any third parties' rights of privacy or publicity, violate any U.S. law, be defamatory or libelous, or be pornographic or obscene. Furthermore, provided that a user has not breached Shutterstock's license agreement, Shutterstock agrees to defend, indemnify, and hold users harmless from liability for damages up to $10,000 per user. We also offer some of our customers custom contracts with either greater indemnification amounts or unlimited indemnification. Such indemnification applies only to claims for damages directly attributable to Shutterstock's breach of the foregoing representations, and includes expenses arising out of any actual or threatened lawsuit, claim, or legal proceeding alleging that the possession, distribution, or use of images downloaded and used by users pursuant to our terms of service violate Shutterstock's representations. To date, Shutterstock has not incurred any material financial costs as a result of this indemnification. Since 2009, we have received approximately 35 customer claims for indemnification, and following investigation of such claims, fewer than one-third resulted in our making a cash payment to settle such intellectual property disputes. Aggregate amounts paid to date to settle customer indemnification claims have not been material. No claims for indemnification have been asserted by any customer with unlimited indemnification protection. We maintain commercially reasonable insurance to protect against the costs of intellectual property litigation.

        Intellectual Property.    We protect our intellectual property through a combination of patents, trademarks and domain name registrations, copyrights and trade secrets.

        We own numerous trademarks that are important to our business. Shutterstock, Offset, Skillfeed, Bigstock and Big Stock Photo are trademarks or logos appearing in this prospectus and are the property of Shutterstock, Inc. or one of our subsidiaries. We will pursue additional trademark registrations to the extent that we create any additional registrable trademarks or logos. We are the registered holder of a variety of domestic and international domain names that include "Shutterstock," "Bigstock," "Offset," "Skillfeed," and multiple variations thereof. We have successfully recovered infringing domain names in the past and will continue to enforce our rights in the future.

        In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors, and vendors. Our employees and certain contractors are also subject to nondisclosure agreements containing an intellectual property assignment provision. In this way, we have historically chosen to protect our software and other technological intellectual property as trade secrets. We further control the use of our proprietary technology and intellectual property through provisions in our websites' terms of use.

Competition

        The market for commercial digital imagery is highly competitive. We believe that the principal competitive factors are:

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  the quality, relevance and breadth of the images in a company's collections;

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  the accessibility of imagery, in the form of the speed and ease of search and fulfillment;

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  effective use of current and emerging marketing channels;

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  effective use of current and emerging technology;

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  pricing and licensing models, policies and practices;

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  brand name recognition;

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  company reputation;

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  customer service and customer relationships;

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  security, reliability and data protection; and

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  the global nature of a company's interfaces and marketing efforts, including local languages, currencies, and payment methods.

        Some of our current and potential significant competitors include:

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  other online marketplaces for imagery such as iStockphoto, Fotolia, and Dreamstime;

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  traditional stock content providers such as Getty Images and Corbis Corporation;

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  specialized visual content companies that are established in local, content or product-specific market segments such as Reuters Group PLC, the Associated Press, and T3 Media;

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  websites focused on image search and discovery such as Google Images;

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  websites for image hosting, art and related products such as Flickr;

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  social networking and social media services such as Facebook; and

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  commissioned photographers and photography agencies.

        Lastly, we compete with the alternative of creating one's own imagery or choosing not to consume licensed images because it is too expensive or because one is not aware of how to do so.

Government Regulation

        The legal environment of the internet is evolving rapidly in the United States and elsewhere. The development of new laws and regulations, the manner in which existing laws and regulations will be applied to the internet in general, and how the foregoing will relate to our business in particular, is unclear in many cases. For example, there is uncertainty regarding how laws and regulations will apply in the online context and to different business models, including with respect to such topics as privacy, data management and protection, defamation, ecommerce, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, subscription-based billing, content regulation, quality of products and services, outsourcing, and intellectual property ownership and infringement, among others.

        Numerous laws have been adopted at the national and state level in the United States that could have an impact on online commerce generally and on our business. These laws include, for example, the following:

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  The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and similar laws adopted by a number of states-regulate the format, functionality and distribution of commercial solicitation e-mails, create criminal penalties for unmarked sexually-oriented material, and control other online marketing practices.

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  The Children's Online Privacy Protection Act and the Prosecutorial Remedies and Other Tools to End Exploitation of Children Today Act of 2003 regulate the collection or use of information, and restrict the distribution of certain materials, as related to certain protected age groups. In addition, the Protection of Children From Sexual Predators Act of 1998 provides for reporting and other obligations by online service providers in the area of child pornography.

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  Many states have adopted, and other states are expected to enact, statutes that require companies to report certain breaches of the security of personal data to affected individuals, to regulatory agencies, to law enforcement officials and to other third parties. Federal legislation has also been proposed for national standards and procedures governing data breach management.

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  Federal and state rules and regulations also govern online service providers' data collection and use policies and practices, including with respect to the disclosure of consumer data to third parties such as direct marketers.

        Given the broad spectrum of legal and regulatory uncertainties, we expect new laws and regulations to be adopted over time that are likely to be applicable to the internet and to our activities. Any existing or new legislation applicable to Shutterstock could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, to respond to regulatory inquiries or investigations, and to defend individual or class litigation. These events could dampen growth in the use of the internet in general, and cause Shutterstock to divert significant resources and funds to addressing these issues, and possibly require us to change our business practices.

        We post privacy policies on our websites concerning our data collection and use practices. Allegations that our policy disclosures are inadequate or that we have failed to comply with our posted privacy policies, or otherwise violated Federal Trade Commission requirements or other privacy-related laws and regulations, could result in proceedings by governmental or regulatory bodies or private parties that could potentially harm our business, results of operations and financial condition. In addition, there is a risk that privacy and data protection laws may be interpreted and applied differently in certain jurisdictions, in ways that are not consistent with our current practices, which could also potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative and regulatory proposals before the United States Congress, various state legislative bodies, and government agencies regarding privacy and other consumer issues that may affect our business. It is not possible to predict whether or when such rules and regulations may be adopted, and certain proposals, if adopted, could harm our business by, among other things, decreasing user registrations and revenue, increasing the cost of compliance, impeding the development of new products or services, and limiting potential sources of revenue such as online advertising. These decreases could be caused by, among other possible provisions, the required display of specific disclaimers, requirements to obtain consent from users for certain activities, or other requirements before users can utilize our services. In addition, we may be subject to claims of liability or responsibility for the actions of third parties with whom we interact or upon whom we rely in relation to various services, including but not limited to vendors and business partners. These third parties may be vulnerable to threats such as computer hacking, cyber-terrorism or other unauthorized attempts to access, modify or delete our or our customers' information or business assets that they service or maintain on our behalf.

        In addition, various non-U.S. jurisdictions impose laws and regulations regarding a broad spectrum of privacy, data management and other matters related to online businesses and ecommerce. Non-U.S. laws and regulations are often more restrictive than those in the United States. Due to the global nature of the internet, it is possible that the governments of other states and countries might attempt to regulate our online activities such as digital transmissions, or to prosecute us for alleged violations of their laws. We might unintentionally violate such laws; such laws or their interpretation or application may be modified; and new laws may be enacted in the future. Any such developments could harm our business, operating results and financial condition. We may be subject to legal liability for our online services. The law relating to the liability of providers of online services for activities of their users is currently unsettled both within the United States and abroad. Claims may also be threatened against us for aiding and abetting, defamation, negligence, copyright or trademark infringement, or other reasons based on the nature and content of information that we collect or use, or to or from which we provide links or that may be posted online.

Legal Proceedings

        Although we are not currently a party to any material litigation, from time to time, third parties assert claims against us regarding intellectual property rights, invasion of privacy and matters arising out of the ordinary course of business. Although we cannot be certain of the outcome of any litigation or the disposition of any claims, nor the amount of damages and exposure that we could incur, we currently believe that the final disposition of such matters will not have a material effect on our business, results of operations, financial condition or cash flows. In addition, in the ordinary course of our business, we are also subject to periodic threats of lawsuits, investigations and claims. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

        As of June 30, 2013, we employed 295 full-time employees, including 87 engaged in product development, 104 engaged in sales, marketing and support, 63 engaged in content operations, and 42 engaged in general and administrative functions. Of these employees, 275 were located in the United States, primarily in New York, New York. In addition to our full-time employees, we also employ the services of a number of contractors, including 61 contractors focused on content review as of June 30, 2013. Of these contractors, 29 contractors were located in the United States, and 32 were located outside of the United States, primarily in Canada and Europe. None of our employees is represented by a labor union, and we consider our company culture and employee relations to be strong.

Facilities

        In November 2008, we entered into a lease effective through November 2013 for approximately 12,000 square feet of office space in New York City to house our principal offices. In November 2010, we entered into a sublease effective through June 2015 for an additional 12,000 square feet of office space in the same building. In March 2012, we amended our lease to add 7,800 square feet of space in the same building, effective through November 2013.

        On March 21, 2013, we entered into an agreement to lease new office facilities in New York City for approximately 78,000 square feet. The lease commenced in August 2013, has a lease term of eleven years and contains aggregate future minimum lease payments of approximately $42.2 million. The Company also entered into a letter of credit of $1.8 million as a security deposit for the leased facilities. The letter of credit was collateralized by $1.8 million of cash as of June 30, 2013, and, as such, is reported as restricted cash on the consolidated balance sheet.

        We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Jonathan Oringer	39	Founder, Chief Executive Officer and Chairman of the Board
Thilo Semmelbauer	47	President and Chief Operating Officer
Timothy E. Bixby	48	Chief Financial Officer
James Chou	52	Chief Technology Officer
Steven Berns(1)(2)	49	Director
Jeff Epstein(1)(3)	57	Director
Thomas R. Evans(1)(2)(3)	59	Director
Jeffrey Lieberman	39	Director
Jonathan Miller(2)(3)	56	Director

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Member of Nominating and Corporate Governance Committee

Executive Officers

        Jonathan Oringer has served as our Founder, Chief Executive Officer and Chairman of our board of directions since founding the company in 2003. Prior to founding Shutterstock, Mr. Oringer served as a director of several private companies. Mr. Oringer holds a B.S. in computer science and mathematics from State University of New York at Stony Brook and an M.S. in computer science from Columbia University. The board of directors believes that Mr. Oringer's experience in the commercial digital imagery industry, his experience with entrepreneurial and technology companies and his extensive knowledge of our company as its founder qualify him to serve as chairman of our board of directors.

        Thilo Semmelbauer has served as our President and Chief Operating Officer since April 2010. Prior to joining Shutterstock, Mr. Semmelbauer served as Executive Vice President of TheLadders.com, Inc., a career management company, from June 2009 to March 2010. Prior to TheLadders, Mr. Semmelbauer was with Weight Watchers International for eight years, serving as Global Chief Operating Officer from December 2006 to July 2008, Chief Operating Officer, North America, from March 2004 to December 2006, and Co-Founder and President of WeightWatchers.com from February 2000 to March 2004. Prior to Weight Watchers, Mr. Semmelbauer served as a Principal at The Boston Consulting Group. Mr. Semmelbauer holds an A.B. in engineering and computer science from Dartmouth College and a Master of Science in management and electrical engineering from Massachusetts Institute of Technology.

        Timothy E. Bixby has served as our Chief Financial Officer since June 2011. Prior to joining Shutterstock, Mr. Bixby served as the Chief Financial Officer and a director of LivePerson, Inc., a provider of hosted software products that facilitate real-time sales and customer service, from June 1999 to May 2011, and as President of LivePerson from March 2001 to May 2011. Prior to LivePerson, Mr. Bixby served as Vice President of Finance for Universal Music & Video Distribution Inc., a manufacturer and distributor of recorded music and video products. Mr. Bixby holds an A.B. in mathematics from Dartmouth College and an M.B.A. from Harvard University.

        James Chou has served as our Chief Technology Officer since February 2011. Prior to joining Shutterstock, Mr. Chou served as Senior Vice President and Chief Technology Officer of American

Greetings Interactive, the interactive media division of American Greetings Corporation, from November 2008 to September 2010. Prior to American Greetings, Mr. Chou was Executive Vice President, Technology, at Apani Networks, a provider of internet security software, from June 2004 to October 2008. Mr. Chou has also held positions at Apple, Inc., JP Morgan Chase & Co., and Accenture Plc. Mr. Chou holds a B.S. in electrical engineering from State University of New York at Buffalo and an M.B.A. from Duke University.

Directors

        Steven Berns has served as a member of our board of directors since March 2012. Since June 2013, Mr. Berns has served as Executive Vice President and Chief Financial Officer of Tribune Company. From February 2010 to June 2013, Mr. Berns served as the Executive Vice President and Chief Financial Officer of Revlon, Inc., and he served as its Treasurer from May 2009 to February 2010. Mr. Berns previously served as Chief Financial Officer of Tradeweb, LLC from November 2007 to May 2009. From November 2005 until July 2007, Mr. Berns served as President, Chief Financial Officer and Director of MDC Partners Inc, and from September 2004 to November 2005, Mr. Berns served as its Vice Chairman and Executive Vice President. Prior to that, Mr. Berns was the Senior Vice President and Treasurer of The Interpublic Group of Companies, Inc. from August 1999 until September 2004. Before that, Mr. Berns held a variety of positions in finance with Revlon, Inc. from April 1992 until August 1999. Prior to joining Revlon, Inc., Mr. Berns worked at Paramount Communications Inc. and at a predecessor public accounting firm of Deloitte & Touche. Mr. Berns formerly served as a director of LivePerson, Inc. Mr. Berns holds a B.S. from Lehigh University and an M.B.A. from New York University and is a Certified Public Accountant. The Board believes that Mr. Berns' financial and business expertise, including his background as a senior executive at one of the world's largest advertising holding companies, chief financial officer of several corporations, and his service on the boards of directors and audit committees of public companies, qualifies him to serve as a member of our board of directors.

        Jeff Epstein has served as a member of our board of directors since April 2012. Mr. Epstein is an Operating Partner at Bessemer Venture Partners, which he joined in November 2011, and is a Senior Advisor at Oak Hill Capital Partners, which he joined in August 2011. Mr. Epstein has served as a director of priceline.com since April 2003 and of Global Eagle Entertainment since January 2013. Mr. Epstein was Executive Vice President and Chief Financial Officer of Oracle Corporation from September 2008 to April 2011. From June 2007 to October 2008, Mr. Epstein was a director of MDC Partners Inc. Mr. Epstein was Executive Vice President and Chief Financial Officer of Oberon Media from April 2007 to June 2008. Mr. Epstein is currently a director of Kaiser Foundation Hospitals and Health Plan. Mr. Epstein holds a B.A. from Yale University and an M.B.A. from Stanford University. The board of directors believes that Mr. Epstein's financial and business expertise, including his background as chief financial officer of the world's largest enterprise software company, and his service as a senior executive at companies in the internet and advertising industries, qualifies him to serve as a member of our board of directors.

        Thomas R. Evans has served as a member of our board of directors since March 2012. Mr. Evans has served as President and Chief Executive Officer and a director of Bankrate, Inc. since 2004. From August 1999 to August 2003, Mr. Evans served as Chairman and Chief Executive Officer of Official Payments Corp., specializing in processing consumer credit card payments for government taxes, fees and fines. From 1998 to 1999, Mr. Evans was President and Chief Executive Officer of GeoCities Inc., a community of personal websites. From 1991 to 1998, Mr. Evans was President and Publisher of U.S. News & World Report. In addition to his duties at U.S. News & World Report, Mr. Evans served as President of The Atlantic Monthly (1996-1998) and as President and Publisher of Fast Company (1995-1998), a magazine launched in 1995. Mr. Evans also serves as a director of Future Fuel Corp. and previously served as a director of Navisite, Inc. Mr. Evans holds a B.S. in business administration from Arizona State University. The board of directors believes that Mr. Evans' business experience, particularly as a senior executive in the internet and media industries, and his service on the board of directors of public companies, qualifies him to serve as a member of our board of directors.

        Jeffrey Lieberman has served as a member of our board of directors since June 2007. Mr. Lieberman is a Managing Director of the venture capital firm Insight Venture Partners, or Insight, where he has been employed since June 1998. Prior to joining Insight, Mr. Lieberman was a management consultant at the New York office of McKinsey & Company, where he focused on strategic and operating issues in the financial services, technology and consumer products industries. Mr. Lieberman also serves as a director of several private companies. Mr. Lieberman holds a BAS in systems engineering and in BA in economics from the Engineering School and Wharton School of the University of Pennsylvania respectively. The board of directors believes that Mr. Lieberman's experience with digital media, entertainment and online technology companies, his extensive knowledge of our company as one of our original investors, and his service on the board of directors of other companies qualifies him to serve as a member of our board of directors.

        Jonathan Miller has served as a member of our board of directors since March 2012. Mr. Miller served as the Chairman and Chief Executive Officer of the Digital Media Group at News Corp. and was its Chief Digital Officer from April 2009 to September 2012. Mr. Miller was the Founder and Partner at Velocity Interactive Group, an investment firm focusing on internet and digital media, from its inception in February 2007 to April 2009. Prior to founding Velocity, Mr. Miller served as the Chief Executive Officer of America Online, Inc., or AOL. Prior to joining AOL, Mr. Miller served as Chief Executive Officer and President of USA Information and Services. Mr. Miller previously served as a director of LiveNation Entertainment, Inc. and Ticketmaster prior to its merger with LiveNation. Mr. Miller is a trustee of the American Film Institute and The Paley Center for Media. Mr. Miller holds a B.A. from Harvard College. The board of directors believes that Mr. Miller's business expertise, particularly as a senior executive at some of the largest digital media companies in the world, and his service on the boards of directors of various public companies, qualifies him to serve as a member of our board of directors.

Board of Directors

        Our board of directors currently consists of six members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and six directors are currently authorized.

        In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

  •
  The Class I directors are Messrs. Oringer and Lieberman, and their terms will expire at the 2016 annual meeting of stockholders;

  •
  The Class II directors are Messrs. Epstein and Miller, and their terms will expire at the 2014 annual meeting of stockholders; and

  •
  The Class III directors are Messrs. Berns and Evans, and their terms will expire at the 2015 annual meeting of stockholders.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

        Our common stock is listed on the New York Stock Exchange, or the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company's board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of the NYSE, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of Messrs. Berns, Epstein, Evans, Lieberman and Miller, representing five of our six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE.

        Our board of directors also determined that Messrs. Berns, Evans and Epstein who comprise our audit committee, Messrs. Berns, Evans and Miller who comprise our compensation committee and Messrs. Epstein, Evans and Miller who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of the NYSE. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee

        Our audit committee is comprised of Messrs. Berns, Evans and Epstein, each of whom is a non-employee member of our board of directors. Mr. Berns is our audit committee chairman and is our audit committee financial expert, as currently defined under the SEC rules. Our board of directors has adopted a charter for our audit committee, which is available on our website. Our audit committee assists our board in its oversight of our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm's qualifications, independence and performance; appoints and provides for the compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible professional services; meets with management and the independent auditor to discuss our annual financial statements; instructs the independent auditor to report to the audit committee on all of our critical accounting policies; reviews and discusses with management and the independent auditor management's report on internal control over financial reporting, and the independent auditor's audit of the effectiveness of our internal control over financial reporting; and discusses with management and the independent auditor the results of our annual audits and the reviews of our quarterly financial statements.

Compensation Committee

        Our compensation committee is comprised of Messrs. Berns, Evans and Miller each of whom is a non-employee member of our board of directors. Mr. Evans is our compensation committee chairman. Our board of directors has adopted a charter for our compensation committee, which is available on our website. Our compensation committee establishes and reviews policies and practices relating to the compensation and benefits of our officers, including establishing goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and determining compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee is comprised of Messrs. Evans, Epstein and Miller, each of whom is a non-employee member of our board of directors. Mr. Miller is the chairman of our nominating and corporate governance committee. Our board of directors has adopted a charter for our nominating and governance committee, which is available on our website. Our nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the composition of our board. Our nominating and governance committee is also responsible for reviewing with the board, on an annual basis, the qualifications, attributes and skills of board members, and the skills and characteristics of the board as a whole, in determining whether to recommend incumbent directors in the class subject to election for reelection. In addition, the nominating and corporate governance committee is responsible for developing and recommending our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that applies to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. The code of business conduct and ethics is available on our website at www.shutterstock.com. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

        Prior to January 1, 2012, we did not provide any compensation to non-employee members of our board of directors for service on our board of directors and none of our non-employee directors received any cash or equity compensation during the year ended December 31, 2011. We did, however, reimburse our directors for their expenses incurred in connection with attending board and committee meetings and fulfilling their duties as members of our board of directors.

        Effective January 1, 2012, our non-employee directors are entitled to the following compensation:

Annual retainer	$15,000
Annual retainer for board committee chairperson
Audit committee	$10,000
Compensation committee	$5,000
Attendance fee per board or committee meeting	$1,000
Equity award for new directors(1)	20,000 units/shares

(1)
Initial equity awards for new directors are granted with an exercise price equal to or greater than the fair market value on the date of grant and are subject to vesting over a period of four years, with one fourth of these awards vesting one year after grant date, and the remaining three fourths vesting in equal quarterly installments over the subsequent three year period. Prior to the Reorganization, these equity awards were made in the form of VARs and, subsequent to the Reorganization, they have been made, and will continue to be made, in the form of stock options.

        In addition, we reimburse our non-employee directors for reasonable travel expenses and other out-of-pocket costs incurred in connection with attending board and committee meetings and fulfilling their duties as members of our board of directors.

        The following table sets forth the compensation received by each director (other than Jonathan Oringer, whose compensation is set forth under "Executive Compensation—Summary Compensation Table" below) during fiscal year 2012:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steven Berns	$36,317	—	$152,160	—	—	—	$188,477
Jeff Epstein	$26,489	—	$151,572	—	—	—	$178,061
Thomas R. Evans	$31,167	—	$152,160	—	—	—	$183,327
Jeffrey Lieberman(3)	—	—	—	—	—	—	—
Jonathan Miller	$21,125	—	$152,160	—	—	—	$173,285

(1)
Represents cash portion of annualized independent director retainer and meeting attendance fees and fees paid to committee chairpersons.

(2)
On March 15, 2012, Messrs. Berns, Evans, and Miller were granted 20,000 notional VAR units at an exercise price of $17.50 which subsequent to the Reorganization converted to stock options. We determined the grant date fair value of each award to be $152,160. On April 4, 2012, Mr. Epstein was granted 20,000 notional VAR units at an exercise price of $17.50 which subsequent to the Reorganization converted to stock options. We determined the grant date fair value of his award to be $151,572.

(3)
Given Mr. Lieberman's affiliation with the Company's affiliate Insight Venture Partners, he receives no compensation as a director.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth information regarding the compensation awarded to, earned by, or paid to each of our executive officers during the fiscal years ended December 31, 2011 and December 31, 2012. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. We have voluntarily decided to also include compensation disclosure for our President and Chief Operating Officer. Throughout this prospectus, these four officers are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation (1)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Jonathan Oringer, Chief Executive Officer	2012	$250,000	—	—	—		—	—	—	$250,000
	2011	$250,000	—	—	—		—	—	—	$250,000
Thilo Semmelbauer, President and Chief Operating Officer	2012	$331,250	—	—	—		$249,375	—	$9,938	$590,563
	2011	$312,115	—	—	—		$200,000	—	$9,363	$521,478
Timothy E. Bixby, Chief Financial Officer(3)	2012	$330,770	—	—	$565,185		$248,187	—	$9,923	$1,154,065
	2011	$172,500	—	—	—	(3)	$105,000	—	$4,312	$281,812
James Chou, Chief Technology Officer(4)	2012	$267,215	—	—	$408,724		$96,000	—	$8,016	$779,955
	2011	$226,000	—	—	—	(4)	$85,000	—	$6,780	$317,780

(1)
Represents amounts earned pursuant to the Company's Non-Equity Incentive Plan for services in 2011 and 2012, which amounts were paid in 2012 and 2013, respectively. All of our executive officers, other than our Chief Executive Officer, are eligible to receive cash bonuses under our annual cash bonus plan, which individual bonus amounts are based on a formula determined by taking each person's actual earned compensation, multiplied by a target bonus percentage, multiplied by an individual score, multiplied by the company-wide score, with discretion for rounding. For 2011, the amounts for Mr. Semmelbauer, Mr. Chou and Mr. Bixby in the table above reflect target payouts at 67.0%, 40.0% and 61.5%, respectively, with such amounts for Mr. Chou and Mr. Bixby prorated for 2011 based on their respective employment start dates. For 2012, the amounts for Mr. Semmelbauer, Mr. Bixby and Mr. Chou in the table are calculated based on target bonus percentages of 71%, 68% and 40%, respectively. See "Non-Equity Incentive Plan" for a further description of this plan.

(2)
Comprised of company match of 401(k) plan contributions for 2011 and 2012, which amounts were paid in 2012 and 2013, respectively.

(3)
Mr. Bixby's employment with Shutterstock began on June 13, 2011. Mr. Bixby received two VAR Awards during fiscal year 2011, for which the grant date fair value is $1,556,800; however, because the right to exercise the award is subject to the occurrence of a change of control, no compensation charge was recorded prior to the Reorganization. Effective as of the Reorganization, the VAR Awards were converted to options under the 2012 Omnibus Equity Incentive Plan. As a result, the Company recognized a non-cash stock-based compensation expense in the amount of $309,020 on the date of the Reorganization and an additional non-cash stock-based compensation expense in the amount of $256,165 for the period from the Reorganization through December 31, 2012.

(4)
Mr. Chou's employment with Shutterstock began on February 11, 2011. As noted in the Outstanding Equity Awards at Fiscal Year-End table below, Mr. Chou received two VAR Awards during fiscal year 2011, for which the grant date fair value is $847,500; however, because the right to exercise the award is subject to the occurrence of a change of control, no compensation charge was recorded prior to the Reorganization. Effective as of the Reorganization, the VAR Awards were converted to options under the 2012 Omnibus Equity Incentive Plan. As a result, the Company recognized a non-cash stock-based compensation expense in the amount of $229,977 on the date of the Reorganization and an additional non-cash stock-based compensation expense in the amount of $178,747 for the period from the Reorganization through December 31, 2012.

Outstanding Equity Awards at Fiscal Year-End

        The following table shows all outstanding equity awards held by each of our named executive officers at December 31, 2012.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jonathan Oringer	—	—	—	—	—	—	—	—	—
Thilo Semmelbauer(1)	—	—	—	—	—	124,731	$3,243,028	—	—
Timothy E. Bixby(2)	95,625	159,375	159,375	$15.00	3/31/2021	—	—	—	—
	12,500	37,500	37,500	$17.00	3/31/2021
James Chou(3)	37,500	62,500	62,500	$14.17	3/31/2021	—	—	—	—
	12,500	37,500	37,500	$17.00	3/31/2021

(1)
Mr. Semmelbauer received a 4% profits interest in the Company on August 17, 2010. In connection with the Reorganization, the vested portion of Mr. Semmelbauer's profits interest was exchanged for shares of our common stock and the unvested portion of Mr. Semmelbauer's profits interest was exchanged for 228,079 shares of restricted stock. Subject to Mr. Semmelbauer's continued employment through each vesting date, pursuant to his Restricted Stock Agreement, the shares of restricted stock vest as to 1/14 of the restricted shares on January 5, 2013 and 1/14 of the restricted shares each calendar quarter thereafter, such that all the restricted shares are vested and released from the Company's right to acquire such restricted shares as of April 5, 2016. Vesting accelerated as to 103,348 shares upon the effectiveness on October 10, 2012 of the registration statement filed in connection with our initial public offering (the "Acceleration Date"), and the remaining restricted shares will vest ratably over the remaining quarterly vesting dates between the Acceleration Date and April 5, 2016.

(2)
Mr. Bixby received a grant of 255,000 unvested VAR units on June 13, 2011, with one-sixth of these units vesting one year after the grant date and the remaining five-sixths vesting in equal quarterly installments over the subsequent five year period. Mr. Bixby also received a grant of 50,000 unvested VAR units on December 20, 2011 with one-sixth of the units vesting one year after grant date, and the remaining five-sixths vesting in equal quarterly installments over the subsequent five year period. As a result of the Reorganization, the VARs held by Mr. Bixby were exchanged for options to purchase our common stock issued under the 2012 Omnibus Equity Incentive Plan having similar rights and terms as the original VARs, except that the exercisability of the options will not be limited to the occurrence of a change of control.

(3)
Mr. Chou received a grant of 100,000 VAR units on April 1, 2011 with one-fourth of these units vesting one year after the grant date, and the remaining three-fourths vesting in equal quarterly installments over the subsequent three year period. Mr. Chou also received a grant of 50,000 unvested VAR units on December 20, 2011 with one-sixth of these units vesting one year after the grant date, and the remaining five-sixths vesting in equal quarterly installments over the subsequent five year period. As a result of the Reorganization, the VARs held by Mr. Chou were exchanged for options to purchase our common stock issued under the 2012 Omnibus Equity Incentive Plan having similar rights and terms as the original VARs, except that the exercisability of the options will not be limited to the occurrence of a change of control.

Option Exercises

        There were no option exercises by any of our named executive officers during the year ended December 31, 2012.

Pension Benefits

        None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

        We did not maintain any nonqualified defined contribution or deferred compensation plans or arrangements for our named executive officers.

Agreements with Executive Officers

        Each of our named executive officers and all of our employees are subject to certain obligations relating to non-competition, non-solicitation, proprietary information and assignment of inventions.

Pursuant to these obligations, each named executive officer has agreed (i) not to solicit our employees or customers during his employment and for a period of 12 months (24 months with respect to employees and 36 months with respect to customers for Mr. Semmelbauer) after the termination of his employment or such other period as set forth below under "—Employment Agreements," or "—Severance and Change in Control Agreements," as applicable, (ii) not to compete with us or assist any other person to compete with us during his employment and a period of 12 months (36 months for Mr. Semmelbauer) after the termination of his employment or such other period as set forth below under "—Employment Agreements," or "—Severance and Change in Control Agreements," as applicable, and (iii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment. As a condition of employment with the company, all employees are required to enter an agreement providing for the foregoing obligations.

Employment Agreements

        The following is a summary of the employment agreements with our named executive officers as currently in effect. As described below under "—Severance and Change in Control Agreements," our board of directors has approved severance and change in control agreements for each of our named executive officers which, where applicable, supersede and replace the terms of officers' prior employment agreements with respect to severance and change in control payments.

        Jonathan Oringer.    We entered into an employment agreement with Jonathan Oringer, our Chief Executive Officer, on September 24, 2012. The employment agreement has no specific term and constitutes at-will employment. Mr. Oringer's current annual base salary is $250,000. Mr. Oringer is also eligible to receive benefits that are substantially similar to those of the other executive officers of the Company. Mr. Oringer is not currently eligible for an annual cash bonus, but we may provide him with an annual cash bonus in the future. Mr. Oringer is subject to certain restrictive covenants as set forth in his CIC Agreement, as discussed below under "—Severance and Change in Control Agreements."

        Thilo Semmelbauer.    We entered into an employment agreement with Thilo Semmelbauer, our President and Chief Operating Officer, on March 21, 2010. The employment agreement has no specific term and constitutes at-will employment. Mr. Semmelbauer's current annual base salary is $350,000 and he is eligible for an annual cash bonus based upon achievement of performance-based objectives established by the board of directors. Mr. Semmelbauer is also eligible to receive benefits that are substantially similar to those of the other executive officers of the Company. Mr. Semmelbauer is subject to certain restrictive covenants, including non-solicitation of employees for a period two years following termination of his employment and non-solicitation of customers and non-competition for a period of three years following termination of his employment.

        Tim Bixby.    We entered into an employment agreement with Tim Bixby, our Chief Financial Officer, on May 16, 2011. The employment agreement has no specific term and constitutes at-will employment. Mr. Bixby's current annual base salary is $350,000 and he is eligible for an annual cash bonus based upon achievement of performance-based objectives established by the board of directors. Mr. Bixby is also eligible to receive benefits that are substantially similar to those of the other executive officers of the Company. Mr. Bixby is subject to certain restrictive covenants, including non-solicitation and non-competition for a period of one year following termination of his employment.

        James Chou.    We entered into an employment agreement with James Chou, our Chief Technology Officer, on September 24, 2012. The employment agreement has no specific term and constitutes at-will employment. Mr. Chou's current annual base salary is $275,000 and he is eligible for an annual cash bonus based upon achievement of performance-based objectives established by the board of directors. Mr. Chou is also eligible to receive benefits that are substantially similar to those of the other executive officers of the Company. Mr. Chou is subject to certain restrictive covenants as set forth in his CIC Agreement, as discussed below under "—Severance and Change in Control Agreements."

Thilo Semmelbauer Profits Interest Grant and Repurchase Agreement

        On August 17, 2010, we entered into a Profits Interest Grant and Repurchase Agreement with Mr. Semmelbauer whereby we issued a profits interest to Mr. Semmelbauer in consideration of future services to be rendered. The agreement entitled Mr. Semmelbauer to an aggregate amount of 4% of any liquidation of Shutterstock Images LLC, or the LLC, in excess of $300 million, subject to subsequent equity grants that had reduced this amount. Pursuant to the terms of the agreement, Mr. Semmelbauer was not entitled to any allocations or distributions relating to the LLC's operating profits outside of a liquidation scenario. The profits interest vested as to one-sixth of the interest on April 5, 2011, with the remaining five-sixths vesting in equal quarterly installments over the subsequent five year period, provided that the interest would cease to vest on the date that Mr. Semmelbauer ceased to be employed by us. Upon a change of control or qualified public offering, 50% of any unvested portion of Mr. Semmelbauer's profits interest in the LLC would immediately vest, with the remaining unvested portion converting to restricted stock and continuing to vest in accordance with the vesting schedule outlined above. In connection with the Reorganization, the vested portion of Mr. Semmelbauer's profits interest in the LLC was exchanged for shares of our common stock and the unvested portion of Mr. Semmelbauer's profits interest in the LLC was exchanged for shares of restricted stock having the same vesting terms. Effective as of the Reorganization, we entered into a Restricted Stock Agreement with Mr. Semmelbauer governing the terms of his restricted stock. Pursuant to the terms of the Restricted Stock Agreement, 103,348 of the then-outstanding shares of restricted stock held by Mr. Semmelbauer vested and were released from our right to acquire such shares on October 10, 2012, upon the effectiveness of the registration statement filed in connection with our initial public offering.

Severance and Change in Control Agreements

        As discussed above, in September 2012, the board of directors approved new severance and change in control agreements, or CIC Agreements, for each of our executive officers, the specific terms of which are discussed below.

        Pursuant to the CIC Agreements, if we terminate an executive's employment with the Company for a reason other than cause (as defined in the CIC Agreements) or executive's death or disability (as defined in the CIC Agreements) at any time other than during the twenty-four month period immediately following a change of control (as defined in the CIC Agreements), then executive will receive the following severance benefits from the company: (i) severance in an amount equal to twelve months of executive's base salary, which will be paid in three equal installments on each of the following dates: (x) executive's termination of employment, (y) the six month anniversary of executive's termination and (z) the one year anniversary of executive's termination of employment (except with respect to Mr. Semmelbauer, in which case the payments will be 50% on termination of employment and 25% on each of the six month and one year anniversaries of his termination of employment); (ii) a lump sum payment of a pro rata bonus at 100% of target for the year in which the termination of employment occurs based on the number of days worked relative to 365 days; (iii) reimbursement for premiums paid for coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for executive and executive's eligible dependents for up to twelve months; (iv) accelerated vesting of the then-unvested portion of all of executive's outstanding equity awards as if executive had remained employed for twelve months following executive's termination of employment; (v) the post-termination exercise period for the outstanding vested options will be extended to 18 months following an executive's termination of employment; (vi) outplacement benefits for six months following termination of employment, up to a maximum of $5,000; (vii) all accrued but unpaid vacation, expense reimbursements, wages, and other benefits due to executive under any Company- provided plans, policies and arrangements and (viii) such other compensation or benefits as may be required by law.

        If during the twenty-four month period immediately following a change of control (as defined in the CIC Agreements), (x) we terminate an executive's employment with the Company for a reason other than cause (as defined in the CIC Agreements) or the executive's death or disability (as defined in the CIC Agreements), or (y) an executive resigns from such employment for good reason (as defined in the CIC Agreements), then executive will receive the severance benefits discussed above except (i) the severance in clause (i) above shall be paid in a single lump sum following executive's termination of employment; (ii) in lieu of the pro rata bonus described above in clause (ii) above, executive will receive a lump sum severance payment equal to 100% of executive's full target bonus for the fiscal year in effect at the date of termination of employment; and (iii) that vesting shall accelerate as to 100% of all of executive's outstanding equity awards.

        An executive's receipt of severance payments or benefits pursuant to a severance and change in control agreement is subject to the executive signing a separation agreement and release of claims and complying with restrictive covenants. For Messrs. Oringer and Chou, the restrictive covenants are contained in the CIC Agreements and restrict the executives during the employment period and the 12-month period following termination of employment from (i) soliciting employees or customers; (ii) competing against the Company; and (iii) disparaging the Company. Messrs. Oringer and Chou are also restricted from disclosing confidential information at any time. Messrs. Bixby and Semmelbauer must comply with the restrictive covenants set forth in their respective employment agreements (as set forth above under "—Employment Agreements") as a condition to the receipt of severance.

Employee Benefit and Stock Plans

2012 Omnibus Equity Incentive Plan

        Our board of directors has adopted, and our stockholders have approved, our 2012 Omnibus Equity Incentive Plan, or the 2012 Plan. The 2012 Plan became effective following the Reorganization. Our 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any of our subsidiary corporations' employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our subsidiary corporations' employees and consultants.

        In connection with the Reorganization, the outstanding grants under our VAR Plan were converted into options to purchase common stock granted under, and governed by the terms of, the 2012 Plan, and with similar rights and terms as the original VAR grant.

        The following is a summary of terms of the 2012 Plan.

        Authorized Shares.    The maximum aggregate number of shares that may be issued under the 2012 Plan is 6,750,000 shares of our common stock (1,661,719 of which were granted as options in replacement of existing VARs). In addition, the number of shares available for issuance under the 2012 Plan will be annually increased on the first day of each of our fiscal years beginning with the 2013 fiscal year, by an amount equal to the least of:

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  1,500,000 shares of our common stock;

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  3% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; and

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  such other amount as our board of directors may determine.

        Shares issued pursuant to awards under the 2012 Plan that we repurchase or that are otherwise forfeited, will become available for future grant under the 2012 Plan on the same basis as the award initially counted against the share reserve. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2012 Plan.

        Award Limitations.    The following limits apply to any awards granted under the 2012 Plan:

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  Options and stock appreciation rights—no employee shall be granted within any fiscal year one or more options or stock appreciation rights, which in the aggregate cover more than 500,000 shares; provided, however, that in connection with an employee's initial service as an employee, an employee's aggregate limit may be increased by 1,000,000 shares;

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  Restricted stock and restricted stock units—no employee shall be granted within any fiscal year one or more awards of restricted stock or restricted stock units, which in the aggregate cover more than 500,000 shares; provided, however, that in connection with an employee's initial service as an employee, an employee's aggregate limit may be increased by 1,000,000 shares; and

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  Performance units and performance shares—no employee shall receive performance units or performance shares having a grant date value (assuming maximum payout) greater than two million dollars or covering more than 500,000 shares, whichever is greater; provided, however, that in connection with an employee's initial service as an employee, an employee may receive performance units or performance shares having a grant date value (assuming maximum payout) of up to an additional amount equal five million dollars or covering up to 1,000,000 shares, whichever is greater. No individual may only have one award of performance units or performance shares for a performance period.

        Plan Administration.    The 2012 Plan will be administered by our board of directors, which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as "performance-based compensation" within the meaning of Code Section 162(m), the compensation committee will consist of two or more "outside directors" within the meaning of Code Section 162(m).

        Subject to the provisions of our 2012 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2012 Plan. The administrator also has the authority, subject to the terms of the 2012 Plan, to amend existing awards, to prescribe rules and to construe and interpret the 2012 Plan and awards granted thereunder.

        Stock Options.    The administrator may grant incentive and/or nonstatutory stock options under our 2012 Plan; provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator. Subject to the provisions of our 2012 Plan, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

        Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2012 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

        Restricted Stock.    Restricted stock may be granted under our 2012 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and cash dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

        Restricted Stock Units.    Restricted stock units may be granted under our 2012 Plan, which may include the right to dividend equivalents, as determined in the discretion of the administrator. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

        Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2012 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved and any other applicable vesting provisions are satisfied. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. For purposes of such awards, the performance goals may be one or more of the following, as determined by the administrator: (i) sales or non-sales revenue; (ii) return on revenue; (iii) operating income; (iv) income or earnings including operating income; (v) income or earnings before or after taxes, interest, depreciation and/or amortization; (vi) income or earnings from continuing operations; (vii) net income; (vii) pre-tax income or after-tax income; (viii) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (ix) raising of financing or fundraising; (x) project financing; (xi) revenue backlog; (xii) power purchase agreement backlog; (xiii) gross margin; (xiv) operating margin or profit margin; (xv) capital expenditures, cost targets, reductions and savings and expense management; (xvi) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (xvii) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xviii) performance warranty and/or guarantee claims; (xix) stock price or total stockholder return; (xx) earnings or book value per share (basic or diluted); (xxi) economic value created; (xxii) pre-tax profit or after-tax profit; (xxiii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, objective customer satisfaction or information technology goals; (xxiv) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (xxv) construction projects consisting of one or more objectives based upon meeting project completion timing milestones, project budget, site acquisition, site development, or site equipment functionality; (xxvi) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, headcount, performance management, completion of critical staff training initiatives; (xxvii) objective goals relating to projects, including project completion timing milestones, project budget; (xxviii) key regulatory objectives; and (xxix) enterprise resource planning. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

        Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2012 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

        Certain Adjustments.    In the event of certain corporate events or changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the 2012 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2012 Plan. In the event of our proposed winding up, liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

        Merger or Change in Control.    Our 2012 Plan provides that in the event of a merger or change in control (other than a winding up, dissolution or liquidation), as defined under the 2012 Plan, each outstanding award will be treated as the administrator determines (including assumed, substituted or cancelled), except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

        Plan Amendment, Termination.    Our board of directors has the authority to amend, suspend or terminate the 2012 Plan provided such action does not impair the existing rights of any participant. Our 2012 Plan will automatically terminate in 2022, unless we terminate it sooner.

        Lock-Up Provision.    For a period of 90 days following the effective date of the registration statement of which this prospectus is a part, the participants may not offer, pledge, sell, contract to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of our securities however and whenever acquired (other than those included in the registration) without the prior written consent of the Company and Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc.

2012 Employee Stock Purchase Plan

        Our board of directors has adopted, and our stockholders have approved, our 2012 Employee Stock Purchase Plan, or the ESPP. The ESPP became effective following the Reorganization. Our executive officers and all of our other employees are allowed to participate in our ESPP. In general, we intend to make offerings under the ESPP that qualify under Section 423 of the Code, but may make offerings that are not intended to qualify under Section 423 of the Code to the extent deemed advisable for designated subsidiaries outside the United States. Additionally, we may make separate offerings under the ESPP, each of which may have different terms, but each separate offering will be intended to comply with the requirements of Section 423 of the Code. The following summary of terms of the ESPP is based on the terms of the ESPP as approved by the board of directors, but the terms are not final until approved by the stockholders.

        A total of 2,000,000 shares of our common stock were originally made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2013 fiscal year, equal to the least of:

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  1,000,000 shares of our common stock;

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  3% of the outstanding shares of our common stock on the first day of such fiscal year; and

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  such other amount as our board of directors may determine.

        Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

        All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

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  immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

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  holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

        Our ESPP is intended to qualify under Section 423 of the Code, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year, except for the first such offering period which commence on October 11, 2012 and which ended on June 3, 2013. The administrator may, in its discretion, modify the terms of future offering periods.

        Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's regular and recurring straight time gross earnings, payments for overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of 1,000 shares of common stock during each six-month offering period.

        Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

        A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

        In the event of our merger or change of control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set. The plan administrator will notify each participant in writing that the exercise date has been changed and that the participant's option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

        Our ESPP will automatically terminate in 2022, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Non-Equity Incentive Plan

        Our executive officers, with the exception of our Chief Executive Officer, are eligible for annual incentive compensation under a cash bonus plan. The plan is designed to provide awards to such individuals as an incentive to contribute to both revenue growth and profitability on a consolidated company basis and as an incentive to meet individual objectives that relate to our overall goals.

        Bonuses are based on our overall financial performance and are contingent upon our attainment of revenue and EBITDA targets established by our board on an annual basis. Our board retains discretion to increase or decrease the bonus amount paid to any employee or executive, regardless of that person's target bonus or specific corporate performance metrics. There are no maximum payouts, and generally no minimum thresholds for individuals. Bonuses are paid in cash after the end of the performance period in which they were earned.

        Individual bonus payments are based on a formula determined by taking each person's actual earned compensation, multiplied by a target bonus percentage, multiplied by an individual score, multiplied by the company-wide score, with discretion for rounding. Individual bonus payments are pro-rated for the portion of the fiscal year during which the executive was employed by us for those executives who were not employed by us for the entire fiscal year.

        In May 2012, our board of directors approved the Shutterstock, Inc. Short-Term Incentive Plan, or the Short-Term Incentive Plan. The Short-Term Incentive Plan became effective following the Reorganization. The purpose of the Short-Term Incentive Plan is to motivate and reward eligible officers and employees for their contributions toward the achievement of certain performance goals, with the intention that the incentives paid thereunder to certain executive officers of the Company be deductible during the applicable reliance period under Section 162(m) of the Code and the regulations and interpretations promulgated thereunder. The Short-Term Incentive Plan will be administered by the compensation committee, which shall have the discretionary authority to interpret the provisions of the Short-Term Incentive Plan, including all decisions on eligibility to participate, the establishment of performance goals, the amount of awards payable under the plan and the payment of awards.

        Commencing with our 2013 fiscal year, the compensation committee has established cash bonus targets and corporate performance metrics for a specific performance period (not to exceed 36 months) or fiscal year pursuant to the Short-Term Incentive Plan. Corporate performance goals may be based on one or more of the following criteria, as determined by our compensation committee: (i) pre-tax income or after-tax income; (ii) income or earnings including operating income, earnings before or after taxes, interest, stock-based compensation expense, depreciation and/or amortization; (iii) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (iv) earnings or book value per share (basic or diluted); (v) return on assets (gross or net), return on investment, return on capital, or return on equity; (vi) return on revenue; (vii) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (viii) economic value created; (ix) operating margin or profit margin; (x) stock price or total stockholder return; (xi) income or earnings from continuing operations; (xii) capital expenditures, cost targets, reductions and savings and expense management; and (xiii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, objective customer satisfaction or information technology goals, and objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions, each with respect to the Company and/or one or more of its affiliates or operating units. Awards issued to participants who are not subject to the limitations of Code Section 162(m) or awards to participants that are not intended to comply with the requirements of Code Section 162(m) may, in either case, take into account other factors (including subjective factors). Performance goals may differ from participant to participant, performance period to performance period and from award to award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to the Company), (iii) on a per share and/or share per capita basis, (iv) against the performance of the Company as a whole or against any affiliate(s), or a particular segment(s), a business unit(s) or a product(s) of the Company or individual project company, (v) on a pre-tax or after-tax basis, and/or (vi) using an actual foreign exchange rate or on a foreign exchange neutral basis. It is the intent that, starting in 2013, the compensation committee will establish corporate performance metrics that are both aggressive and obtainable and that the executive officers' performance at expected levels will provide the opportunity to achieve a meaningful number of the corporate goals and objectives. Following the end of the performance period, the compensation committee will approve the achievement of the corporate performance metrics and authorize the funding of the cash bonuses for that period. Under the Short-Term Incentive Plan, the maximum award that can be paid to a participant during any performance period is $2,000,000. The total awards under the Short-Term Incentive Plan may not exceed $10,000,000 during any calendar year or $30,000,000 during the applicable reliance period (within the meaning of Section 162(m)).

Rule 10b5-1 Sales Plans

        One of our executive officers has adopted, and other of our executive officers or directors may adopt in the future, written plans, known as Rule 10b5-1 plans, in which they contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the director and executive officer compensation arrangements discussed above under "Executive Compensation," below we describe transactions since January 1, 2010, to which we have been a party or will be a party, in which:

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  the amounts involved exceeded or will exceed $120,000; and

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  a director, executive officer, beneficial holder of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

        Other than as described below, there has not been, nor is there currently proposed, any such transaction or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under "Management."

Reorganization and Distributions to LLC Members

        On October 5, 2012, we completed the Reorganization from a New York limited liability company to a Delaware corporation. Members of the LLC affiliated with Jonathan Oringer, our chief executive officer, director and holder of more than 5% of our capital stock, Insight Venture Partners, which holds more than 5% of our capital stock, and Adam Riggs, a holder of more than 5% of our capital stock, each received final cash distributions from the LLC on October 4, 2012 with respect to their membership interests.

        Pursuant to the operating agreement, the LLC historically made monthly cash distributions to its members, including those affiliated with our directors, executive officers or beneficial holders of more than 5% of our capital stock. The members of the LLC affiliated with Jonathan Oringer, Insight Venture Partners and Adam Riggs received aggregate distributions of $49.9 million, $18.7 million and $6.4 million, respectively, for the three years ended December 31, 2011. From January 1, 2012 through September 30, 2012, such members of the LLC received aggregate distributions of $16.1 million, $6.0 million and $2.1 million, respectively.

        On October 4, 2012, the LLC made a final distribution to each of its members. The members of the LLC affiliated with Jonathan Oringer, Insight Venture Partners and Adam Riggs received on October 4, 2012 a final cash distribution of $7.8 million, $3.0 million and $1.0 million, respectively. Since the Reorganization, no further distributions to members have been made.

Registration Rights Agreement

        In connection with the Reorganization and termination of the LLC's operating agreement, we entered into a registration rights agreement with Pixel Holdings Inc. (the entity through which Jonathan Oringer, our chief executive officer, held his shares as of the date of the Reorganization), Insight Venture Partners, Adam Riggs, Thilo Semmelbauer (our president and chief operating officer) and one of our employees who is not an executive officer, pursuant to which we provide for certain registration rights. The registration rights will terminate five years following effectiveness of the agreement, or for any particular holder with registration rights, at such time when all securities held by that stockholder that are subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any three-month period. After giving effect to this offering, the holders of 21,358,370 shares of our common stock, or their transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. See "—The Pixel Holdings Merger" and "Description of Capital Stock—Registration Rights" below for additional information.

Customer Payments

        As of December 31, 2010, 2011 and 2012, and as of June 30, 2013, Pixel Holdings Inc., which on those dates was wholly owned by Jonathan Oringer, owed the company $144,000, $168,000, $0 and $0,

respectively. These amounts comprised customer payments that were sent to Pixel Holdings Inc. and other miscellaneous amounts. In April 2012, all amounts owed by Pixel Holdings Inc. to the company were repaid in full.

        The sole business of Pixel Holdings Inc. is as a holding company through which Mr. Oringer held, prior to September 18, 2013, a majority interest in the Company. Since September 18, 2013, following the Pixel Holdings Merger (described below under "—The Pixel Holdings Merger"), Mr. Oringer has held his interest in the Company directly.

        Prior to June 7, 2007, our business was operated through Pixel Holdings Inc. On June 7, 2007, Pixel Holdings Inc. contributed the business to the LLC in exchange for a one hundred percent membership interest in the LLC. The LLC had no business operations prior to June 7, 2007. Following the contribution of the business to the LLC, certain of our customers continued making payments to Pixel Holdings Inc. in error.

The Insight Entities Mergers

        As part of the Reorganization, in October 2012, two entities affiliated with Insight Venture Partners that owned membership interests in the LLC, or the Insight Entities, merged with and into Shutterstock, Inc. In this merger, the shareholders of the Insight Entities received shares of common stock of Shutterstock, Inc. In the merger agreement, the companies that were merged into us represented and warranted that they did not have any liabilities that were assumed by us in the mergers. The merger agreement pursuant to which the Insight Entities merged with and into Shutterstock, Inc. also provided for certain customary representations and warranties.

The Pixel Holdings Merger

        Pixel Holdings Inc. ("Pixel Holdings"), an entity of which Jonathan Oringer (our Founder, Chief Executive Officer and Chairman of the Board) was the sole stockholder, merged with and into the Company on September 18, 2013. In this merger, Mr. Oringer received an equivalent number of shares of common stock of the Company as the number that was previously owned by Pixel Holdings such that, following the merger, Mr. Oringer owns his interest in the Company directly rather than through Pixel Holdings. In the merger agreement, Pixel Holdings represented and warranted that it did not have any liabilities that were to be assumed by us in the merger. The merger agreement pursuant to which Pixel Holdings merged with and into the Company also provided for certain customary representations and warranties.

Indemnification Arrangements

        Please see "Description of Capital Stock—Limitation on Director and Officer Liability and Indemnification" for information on our indemnification arrangements with our executive officers and directors.

Executive Compensation and Employment Arrangements

Named Executive Officers

        Please see "Executive Compensation" for information on compensation and employment arrangements with our named executive officers.

Adam Riggs

        On June 7, 2007, we entered into an Employment Agreement with Mr. Riggs, our former President, whereby we issued a membership interest to Mr. Riggs in consideration of future services to be rendered. Pursuant to the terms of the Employment Agreement, Mr. Riggs received an 8.5% membership interest in the LLC. The membership interest vested monthly, on the first day of each month, over a thirty-six month period beginning July 1, 2007, provided that Mr. Riggs remained an employee of the LLC. Upon a change of control, a qualified public offering, termination by the LLC without cause or termination by Mr. Riggs for good reason, the entire unvested portion of Mr. Riggs' membership interest would have vested immediately. Mr. Riggs ceased his employment with the LLC in September of 2010, at which time his 8.5% membership interest was fully vested. Pursuant to the Reorganization, the LLC membership interest held by Mr. Riggs will be exchanged for shares of our common stock. For information regarding the number of shares of common stock that were issued to Mr. Riggs in connection with the Reorganization and the number of shares of common stock to be held by Mr. Riggs following this offering, see "Principal and Selling Stockholders."

Policies and Procedures for Related Party Transactions

        We have adopted a written code of business conduct and ethics, which is publicly available on our website at investor.shutterstock.com. Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related-party transactions, to a supervisor or the compliance officer of the Company, as defined in our code of business conduct and ethics, who will then review and summarize the proposed transaction for our audit committee. As provided by our audit committee charter, our audit committee is responsible for reviewing and approving in advance any related party transaction.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our outstanding capital stock as of September 18, 2013, as adjusted to reflect the sale of the common stock offered by us and by the selling stockholders under this prospectus by:

  •
  each entity or person who is known to us to own beneficially more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options that are exercisable within 60 days. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

        The table includes all shares of common stock issuable within 60 days of September 18, 2013 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to community property laws, where applicable.

        Our calculation of the percentage of beneficial ownership prior to this offering is based on 33,838,889 shares of our common stock outstanding as of September 18, 2013, together with applicable options to the extent held by certain of our stockholders. We have based our calculation of the percentage of beneficial ownership after this offering on 34,838,889 shares of our common stock outstanding immediately after completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), together with applicable options to the extent held by certain of our stockholders.

        Except as otherwise noted, the address of each person listed in the table is c/o Shutterstock, Inc., 60 Broad Street, 30th Floor, New York, New York 10004.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered Hereby
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Principal Stockholders:
Jonathan Oringer(1)	18,486,327	54.6%	2,200,000	16,286,327	46.7%
Entities affiliated with Insight Venture Partners(2)	5,949,748	17.6	1,400,000	4,549,748	13.1
Adam Riggs(3)	2,362,914	7.0	—	2,362,914	6.8
Executive Officers and Directors:
Jonathan Oringer(1)	18,486,327	54.6	2,200,000	16,286,327	46.7
Thilo Semmelbauer(4)	412,649	1.2	—	412,649	1.2
Timothy E. Bixby(5)	122,917	*	—	122,917	*
James Chou(6)	79,167	*	—	79,167	*
Steven Berns(7)	8,750	*	—	8,750	*
Jeff Epstein(8)	13,380	*	—	13,380	*
Thomas R. Evans(9)	8,750	*	—	8,750	*
Jeffrey Lieberman(10)	5,959,651	17.6	1,400,000	4,559,651	13.1
Jonathan Miller(11)	8,750	*	—	8,750	*
All executive officers and directors as a group (9 persons)	25,100,341	73.7%	3,600,000	21,500,341	61.3%

*
Represents beneficial ownership of less than 1%.

(1)
Prior to September 18, 2013, these shares were held by Pixel Holdings Inc. Mr. Oringer was the sole stockholder of Pixel Holdings Inc. and had sole voting and dispositive control over the shares. As more fully described in "Certain Relationships and Related Party Transactions—The Pixel Holdings Merger," on September 18, 2013, Pixel Holdings merged with and into the Company such that Mr. Oringer currently owns his interest in the Company directly rather than through Pixel Holdings.

(2)
Includes 142,742 shares held of record by Insight Venture Partners V (Employee Co-Investors), L.P., 2,427,668 shares held of record by Insight Venture Partners V, L.P., 735,025 shares held of record by Insight Venture Partners (Cayman) V, L.P. and 2,644,313 shares held of record by Insight Venture Partners V Coinvestment Fund, L.P. (Insight Venture Partners V (Employee Co-Investors), L.P., Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P. and Insight Venture Partners V Coinvestment Fund, L.P., collectively, the "Insight V Funds"). Insight Venture Associates V, L.L.C. is the general partner of each of the Insight V Funds. Insight Holdings Group, LLC is the manager of Insight Venture Associates V, L.L.C. Jeff Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings Group, LLC and share voting and dispositive control of the shares held by the Insight V Funds. The foregoing is not an admission by Insight Ventures Associates V, L.L.C. or Insight Holdings Group, LLC that it is the beneficial owner of the shares held by the Insight V Funds. Each of Messrs. Horing, Parekh and Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interest in these entities. The address of the Insight V Funds is c/o Insight Venture Partners, 680 Fifth Avenue, 8th Floor, New York, NY 10019.

(3)
The address of Mr. Riggs is c/o The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, New York 10601. Number of shares beneficially owned prior to offering is based on a Schedule 13G filed by Mr. Riggs with the SEC on February 12, 2013.

(4)
Consists of 323,555 shares of common stock and 89,094 shares of restricted stock that are subject to vesting and may, to the extent not vested, be repurchased by the Company if Mr. Semmelbauer ceases to be employed by us prior to April 5, 2016. See "Executive Compensation—Agreements with Executive Officers—Thilo Semmelbauer Profits Interest Grant and Repurchase Agreement."

(5)
Consists of 122,917 shares issuable upon exercise of outstanding options exercisable within 60 days of September 18, 2013.

(6)
Consists of 79,167 shares issuable upon exercise of outstanding options exercisable within 60 days of September 18, 2013.

(7)
Consists of 8,750 shares issuable upon exercise of outstanding options exercisable within 60 days of September 18, 2013.

(8)
Includes 7,500 shares issuable upon exercise of outstanding options exercisable within 60 days of September 18, 2013.

(9)
Consists of 8,750 shares issuable upon exercise of outstanding options exercisable within 60 days of September 18, 2013.

(10)
Mr. Lieberman is a Managing Director of Insight Venture Management, LLC, an entity affiliated with the Insight V Funds, but holds no voting or investment power over the shares beneficially owned by the Insight V Funds. See note (2) above for more information regarding the Insight V Funds.

(11)
Consists of 8,750 shares issuable upon exercise of outstanding options exercisable within 60 days of September 18, 2013.

 DESCRIPTION OF CAPITAL STOCK

General

        The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws.

        Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.01 par value per share.

Common Stock

        As of June 30, 2013, there were 33,692,311 shares of common stock outstanding, held by 13 holders of record. Options to purchase 560,372 shares of common stock were also outstanding as of June 30, 2013. There will be 34,692,311 shares of common stock outstanding (assuming no exercise of the underwriter's option to purchase additional shares or exercise of outstanding options after June 30, 2013), after giving effect to the sale of the shares offered hereby.

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of liquidation, dissolution or winding up of Shutterstock, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

        There are no shares of preferred stock outstanding. Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, $0.01 par value, in one or more series. Our board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

        The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Shutterstock without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights

        In connection with the Reorganization and the termination of the LLC's operating agreement, we entered into a registration rights agreement with Pixel Holdings Inc. (the entity through which Jonathan Oringer, our chief executive officer, previously held his shares), Insight Venture Partners, Adam Riggs, Thilo Semmelbauer (our president and chief operating officer) and one of our employees who is not an executive officer, pursuant to which we provide for certain registration rights. Mr. Oringer is now a party to the registration rights agreement following the merger of Pixel Holdings Inc. into the Company on September 18, 2013. See "Certain Relationships and Related Party Transactions—The Pixel Holdings Merger." The registration rights will terminate five years following effectiveness of the agreement, or for any particular holder with registration rights, at such time when all securities held by that stockholder that are subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any three-month period. Subject to limitations in the agreement, upon completion of this offering, the holders of approximately 20,836,075 shares of common stock then outstanding may require, on three occasions, that we use our best efforts to register these securities for public resale if Form S-3 is not available. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in this offering. The holders of approximately 20,836,075 shares of common stock then outstanding may also require us, not more than twice in any twelve-month period, to register all or a portion of these securities on Form S-3 when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate price to the public (net of any underwriters' discounts or commissions) is at least $5 million. We will be responsible for paying all registration expenses, and the holders selling their shares will be responsible for paying all selling expenses.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

        As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

        Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

        In addition, our amended and restated bylaws provides that special meetings of the stockholders may be called only by the chairperson of the board, our chief executive officer, our president (in the absence of a chief executive officer) or a majority of our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

        Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see "Management—Board of Directors." A third party may be discouraged from making a tender offer or otherwise attempting to take control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

        Our amended and restated certificate of incorporation and amended and restated bylaws does not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board's decision regarding a takeover.

Amendment of Charter Provisions

        The amendment of the above provisions of our amended and restated certificate of incorporation requires approval by holders of at least a majority of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as amended upon the closing of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum

        Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitation on Director and Officer Liability and Indemnification

        Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Market Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "SSTK".

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent's address is 6201 15th Avenue, Brooklyn, New York, 11219, and its telephone number is (718) 921-8200.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of our common stock, or the availability of such shares for sale in the public market, could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding 34,692,311 shares of common stock. Of these outstanding shares, all of the 5,175,000 shares of common stock sold in our intitial public offering and all of the 4,600,000 shares of common stock sold in this offering (plus any shares issued upon exercise of the underwriters' option to purchase additional shares) are or will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of Shutterstock as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders.

        Upon completion of this offering, approximately 21,358,370 shares of common stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. Sales of these shares in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.

        Prior to the completion of this offering, all of our directors, officers and the selling stockholders in this offering will have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any shares of our common stock or any securities exercisable for or convertible into shares of our common stock owned by them for a period of 90 days after the effective date of the registration statement filed pursuant to this offering without the prior written consent of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by the designated underwriters' representative.

        Taking into account the lock-up agreements, and assuming Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

  •
  9,775,000 shares of common stock sold in this offering and in our IPO will be immediately available for sale in the public market.

  •
  An additional 3,659,138 shares of common stock which are not subject to the lock-up agreement in connection with this offering are also immediately available for sale in the public market, 100,197 of which would be subject to volume, manner of sale and other limitations under Rule 144, as described below.

  •
  21,258,173 shares of common stock will be eligible for sale in the public market upon the expiration of lock-up agreements entered into in connection with this offering, all of which would be subject to volume, manner of sale and other limitations under Rule 144, as described below.

        In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 346,923 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

        The holders of approximately 21,358,370 shares of our common stock or their transferees are also entitled to certain rights with respect to registration of those shares for offer or sale to the public. If the holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, the sales could have a material adverse effect on the market price for our common stock.

        Any employee, officer or director of or consultant who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

        In addition, we have filed registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved to be issued pursuant to our employee benefit plans. As a result, any options exercised under the 2012 Omnibus Equity Incentive Plan, any shares purchased under our 2012 Employee Stock Purchase Plan, and any securities issued pursuant to these benefit plans will also be freely tradable in the public market following the expiration of the lock-up agreements and arrangements described above, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

        As of September 18, 2013, there were outstanding options for the purchase of 1,857,274 shares of our common stock, of which options to purchase 516,926 shares were exercisable. See "Risk Factors—Future sales of our common stock in the public market could cause our share price to decline," "Management—Employee Benefit and Stock Plans" and "Description of Capital Stock—Registration Rights."

 MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES
TO NON-U.S. HOLDERS

        The following is a summary of material U.S. federal income tax and estate tax consequences to non-U.S. holders relating to the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder's particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  persons subject to the alternative minimum tax;

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  tax-exempt organizations;

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  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

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  partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

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  real estate investment trusts or regulated investment companies;

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  certain former citizens or long-term residents of the U.S.;

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  persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

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  persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

        If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

        For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes:

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  an individual citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

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  a partnership;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

        If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder's adjusted tax basis in our common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN.

        If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

        Subject to the discussion below of the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

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  such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

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  such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

        A non-U.S. holder that is an individual and who is present in the United States for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder's taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

        Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder's conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

        Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not expect to be treated as a USRPHC as of the date hereof; however, there can be no assurances that we are not now or will not become in the future a USRPHC. If, however, we were a USRPHC during the applicable testing period, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period) more than 5% of such regularly traded stock. Please note, though, that we can provide no assurance that our common stock will remain regularly traded.

Federal Estate Tax

        Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

        Sections 1471 through 1474 of the Internal Revenue Code, the FATCA provisions, impose U.S. withholding taxes on certain types of payments made to certain foreign entities. Failure to comply with the additional certification, information reporting and other specified requirements imposed under FATCA could result in U.S. withholding tax being imposed on payments of dividend distributions and sales proceeds of common stock held by or through a foreign entity. Treasury Regulations provide that FATCA withholding generally will apply to (i) payments of dividend distributions made after June 30, 2014, (ii) gross proceeds from the sale, exchange or retirement of common stock paid after December 31, 2016 and (iii) certain "foreign pass-thru payments" received with respect to common stock held through foreign financial institutions after the later of December 31, 2016 and the date that final Treasury Regulations defining the term "foreign pass-thru payments" are issued. Prospective investors should consult their own tax advisors regarding FATCA and its effect on them.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder's name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder's status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

        The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	1,610,000
Deutsche Bank Securities Inc.	1,104,000
Jefferies LLC	598,000
Allen & Company LLC	460,000
RBC Capital Markets, LLC	276,000
Stifel, Nicolaus & Company, Incorporated	276,000
William Blair & Company, L.L.C.	276,000

Total	4,600,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the underwriters' option to purchase additional shares described below, the underwriting agreement may be terminated.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.62 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 690,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 690,000 shares of common stock.

	Total
	Per Share	No Exercise	Full Exercise
Public offering price	$60.00	$276,000,000	$317,400,000
Underwriting discounts and commissions to be paid by:
Us	$2.70	$2,700,000	$3,105,000
The selling stockholders	$2.70	$9,720,000	$11,178,000
Proceeds, before expenses, to us	$57.30	$57,300,000	$65,895,000
Proceeds, before expenses, to the selling stockholders	$57.30	$206,280,000	$237,222,000

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $900,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering by the Financial Industry Regulatory Authority, Inc. ("FINRA") up to a maximum of $35,000, plus the amount of any applicable filing fees.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        Our common stock is listed on the New York Stock Exchange under the trading symbol "SSTK".

        In connection with this offering, we and our directors and officers, and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. on behalf of the underwriters and subject to certain exceptions, we and they will not, during the period ending 90 days after the date of this prospectus (or such earlier date or dates as agreed between us and Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc.):

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  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock beneficially owned or any other securities convertible into or exercisable or exchangeable for common stock;

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  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in the immediately preceding bullet or this bullet is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

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  make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock (except for registrations of shares on Form S-8).

        In addition, we and our directors and officers, and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 90 days after the date of this prospectus (or such earlier date or dates as agreed between us and Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc.), file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. The restrictions described in the preceding paragraph do not apply to:

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  sales of our common stock to the underwriters;

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  transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the

    Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;

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  transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock (i) to the spouse, domestic partner, parent, child or grandchild of the security holder or to any trust (or similar entity) formed for the benefit of such person, (ii) by bona fide gift, will or intestacy, (iii) to equity holders, limited partners or affiliates of a security holder or (iv) to a trustor or beneficiary of a trust, provided that in the case of any such transfer or distribution, the transferee, donee or distributee must sign and deliver a lock-up letter substantially in the form of the lock-up letter signed by the holders of our outstanding stock and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made in respect of the transfer or distribution during the 90-day restricted period;

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  dispositions of shares of our common stock or any securities convertible into our common stock to us in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes and exercise price due with respect to stock options or warrants or the vesting of restricted securities, insofar as such stock options, warrants or restricted securities are outstanding on the date of this prospectus and provided that no public reports or filings reporting the transaction shall be required or shall be voluntarily made in respect of the disposition;

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  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of our common stock during the 90-day restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required regarding the establishment of such plan, such announcement or filing shall include a statement that no transfer of our common stock may be made under such plan during the 90-day restricted period;

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  transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock occurring by operation of law, provided such shares or security remain subject to the restrictions described in this paragraph;

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  transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a qualifying bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock pursuant to which 66.67% of our then outstanding capital stock is sold or otherwise transferred, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the shares of common stock owned by the selling stockholders shall remain subject to the foregoing restrictions; and

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  transfers of shares of our common stock pursuant to a trading plan established under Rule 10b5-1 under the Exchange Act prior to the date hereof, provided that to the extent a public announcement or filing under the Exchange Act, if any, is required regarding such transfer, such announcement or filing shall include a statement that such transfers were made pursuant to such a trading plan established prior to the date hereof.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

        (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

        (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

        (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        Each underwriter has represented and agreed that:

        (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

        (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

 LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

        The financial statements as of December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        We are subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. Shutterstock maintains a website at www.shutterstock.com. You may also access our periodic reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Shutterstock, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity/members' deficit and of cash flows present fairly, in all material respects, the financial position of Shutterstock, Inc. (formerly Shutterstock Images LLC) and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 1, 2013

SHUTTERSTOCK, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amount)

	December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$14,097	$102,096
Credit card receivables	964	1,373
Accounts receivable, net	647	1,738
Prepaid expenses and other current assets	1,554	2,008
Deferred tax assets	644	18,760
Due from related party	168	—

Total current assets	18,074	125,975
Property and equipment, net	3,844	5,255
Intangible assets, net	1,029	1,040
Goodwill	1,423	1,423
Deferred tax assets	58	13,239
Restricted cash	427	182

Total assets	$24,855	$147,114

LIABILITIES, REDEEMABLE PREFERRED MEMBERS' INTEREST, MEMBERS' DEFICIT AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,838	$2,606
Accrued expenses	10,875	15,606
Contributor royalties payable	5,261	6,984
Deferred revenue	28,451	37,934
Term loan facility	—	6,000
Other liabilities	85	161

Total current liabilities	46,510	69,291
Other non-current liabilities	2,548	889

Total liabilities	49,058	70,180
Commitments and contingencies (Note 7)
Redeemable preferred members' interest	33,725	—
Stockholders' equity/members' deficit:
Common members' interest	5,699	—
Common stock, $0.01 par value; no shares were authorized and outstanding as of December 31, 2011 200,000 shares authorized and 33,513 shares outstanding as of December 31, 2012;	—	335
Additional paid-in capital	—	48,282
Retained earnings/accumulated deficit	(63,627)	28,317

Total stockholders' equity/members' deficit	(57,928)	76,934

Total liabilities, redeemable preferred members' interest, and stockholders' equity/members' deficit	$24,855	$147,114

See accompanying notes to consolidated financial statements

SHUTTERSTOCK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except For Share and Per Share Data)

	Year Ended December 31,
	2010	2011	2012
Revenue	$82,973	$120,271	$169,616
Operating expenses:
Cost of revenue	32,353	45,504	64,676
Sales and marketing	17,820	31,929	45,107
Product development	4,591	9,777	16,330
General and administrative	8,414	10,171	21,651

Total operating expenses	63,178	97,381	147,764

Income from operations	19,795	22,890	21,852
Other income (expense), net	19	10	(47)

Income before income taxes	19,814	22,900	21,805
Provision (benefit) for income taxes	876	1,036	(25,738)

Net income	$18,938	$21,864	$47,543
Less:
Preferred interest distributed	6,475	7,144	9,000
Preferred interest accretion	7,068	4,058	—
Undistributed (loss) earnings to participating stockholder/members	(3,659)	(2,692)	(4,086)

Net income available to common stockholders/members	$9,054	$13,354	$42,629

Net income (loss) per basic share available to common stockholders/members:
Distributed	$0.94	$1.03	$1.14
Undistributed	(0.50)	(0.39)	0.65

Basic	$0.44	$0.64	$1.79

Net income (loss) per diluted share available to common stockholders/members:
Distributed	$0.94	$1.03	$1.13
Undistributed	(0.50)	(0.39)	0.66

Diluted	$0.44	$0.64	$1.79

Weighted average shares outstanding:
Basic	20,770,041	20,849,242	23,785,299
Diluted	20,770,041	20,849,242	23,833,223

See accompanying notes to consolidated financial statements

SHUTTERSTOCK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/MEMBERS' DEFICIT

(In Thousands, Except Share Data)

		Common Stock
	Common Membership Capital			Additional Paid-in Capital	Accumulated Deficit/ Retained Earnings
		Shares	Amount			Total
Balance at January 1, 2010	$4,782	—	$—	$—	$(52,447)	$(47,665)
Common members' distribution	—	—	—	—	(19,425)	(19,425)
Equity-based compensation	917	—	—	—	—	917
Preferred members' interest accretion	—	—	—	—	(7,068)	(7,068)
Net income	—	—	—	—	18,938	18,938

Balance at December 31, 2010	5,699	—	—	—	(60,002)	(54,303)
Common members' distribution	—	—	—	—	(21,431)	(21,431)
Preferred members' interest accretion		—	—	—	(4,058)	(4,058)
Net income		—	—	—	21,864	21,864

Balance at December 31, 2011	5,699	—	—	—	(63,627)	(57,928)
Common members' distribution	—	—	—	—	(27,000)	(27,000)
Conversion to corporation	(5,699)	28,338,281	283	(36,114)	71,401	29,871
Equity-based compensation	—	—	—	7,558	—	7,558
Issuance of common stock in connection with the initial public offering, net of issuance costs of $11,085	—	5,175,000	52	76,838	—	76,890
Net income	—	—	—	—	47,543	47,543

Balance at December 31, 2012	$—	33,513,281	$335	$48,282	$28,317	$76,934

See accompanying notes to consolidated financial statements

SHUTTERSTOCK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$18,938	$21,864	$47,543
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	874	1,520	2,640
Deferred taxes	(293)	253	(31,300)
Non-cash equity based compensation	1,114	2,122	10,385
Bad debt reserve	—	256	326
Chargeback reserve	—	40	—
Amortization of deferred financing fees	—	—	41
Changes in operating assets and liabilities:
Credit card receivables	(1)	(261)	(409)
Accounts receivable	(350)	(553)	(1,417)
Prepaid expenses and other current and non-current assets	(170)	(1,211)	113
Due from related party	(47)	(24)	168
Accounts payable and other liabilities	2,200	5,735	6,238
Contributors royalties payable	1,100	1,302	1,723
Income taxes payable	(11)	(316)	—
Deferred revenue	5,372	8,820	9,483

Net cash provided by operating activities	$28,726	$39,547	$45,534
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1,116)	(3,442)	(3,808)
Acquisition of intangibles	—	—	(254)
Security deposit (payment) receipt	(103)	23	(197)

Net cash used in investing activities	$(1,219)	$(3,419)	$(4,259)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of common stock in initial public offering	—	—	81,811
Proceeds from term loan facility	—	—	12,000
Payment of term loan facility	—	—	(6,000)
Payment of term loan fee	—	—	(166)
Payment of offering fees	—	—	(4,921)
Members' distributions	(25,900)	(28,575)	(36,000)

Net cash (used in) provided by financing activities	$(25,900)	$(28,575)	$46,724
Net increase in cash and cash equivalents	1,607	7,553	87,999
Cash and cash equivalents—Beginning	4,937	6,544	14,097

Cash and cash equivalents—Ending	$6,544	$14,097	$102,096

Supplemental Disclosure of Cash Information:
Cash paid for:
Income taxes	$1,180	$1,225	$4,845
Interest	—	—	$67
Non-cash financing activities:
Preferred members' interest accretion	$7,068	$4,058	$—

See accompanying notes to consolidated financial statements

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies

Summary of Operations

        Shutterstock, Inc. (the "Company" or "Shutterstock") operates an industry-leading global marketplace for commercial digital imagery. Commercial digital imagery consists of licensed photographs, illustrations and video clips that companies use in their visual communications, such as websites, digital and print marketing materials, corporate communications, books, publications and video content. The Company licenses commercial digital imagery to its customers. Contributors upload their digital imagery to the Company's website in exchange for a royalty payment based on customer download activity. The Company maintains its primary office location in New York City.

Principles of Consolidation

        The consolidated financial statements reflect the operations of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reorganization

        In May 2012, in connection with the filing of a registration statement for the Company's initial public offering (the "IPO"), Shutterstock Images LLC, a New York limited liability company (the "LLC") formed Shutterstock, Inc., a Delaware corporation, as a wholly-owned subsidiary of the LLC. On October 5, 2012, the LLC reorganized, by way of a merger of the LLC with and into Shutterstock. Inc. with Shutterstock, Inc. surviving in the merger (the "Reorganization"). In connection with this Reorganization, the preferred and common membership interests in the LLC, including any interests that vested upon the Reorganization, were exchanged for an aggregate of 28,338,281 shares of Shutterstock, Inc. common stock.

Initial Public Offering

        On October 16, 2012, the Company completed its IPO of 5,175,000 shares of common stock, including 675,000 shares sold as a result of the underwriters' exercise of their overallotment option, at a price of $17.00 per share. The IPO resulted in net proceeds to the Company of approximately $81,811 after deducting underwriting discounts and commissions, and before deducting total expenses incurred in connection with the offering of $4,927.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. The Company evaluates its significant estimates on an ongoing basis, including, but not limited to allowance for doubtful accounts, goodwill, intangibles, non-cash equity based compensation, income tax provisions and for certain non-income tax accruals. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

Sales and Use Taxes

        Amounts charged to customers or paid on behalf of customers related to sales taxes, value-added taxes and other usage taxes are classified net of revenue.

Concentration of Credit and Contributor Risk

        At certain times, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits. The Company believes it mitigates its risk by depositing its cash balances with financial institutions of high quality.

        The Company's customers and contributors are located worldwide. The majority of the Company's customers purchase products by making electronic payments at the time of a transaction. The Company performs ongoing financial condition evaluations for its existing customers and performs credit evaluations for its new customers. Concentration of credit risk is limited due to the Company's large number of diversified customers. No single customer accounted for or exceeded 10% of revenue for the years ended December 31, 2010, 2011 or 2012, respectively. As of December 31, 2011 and 2012, no single customer accounted for or exceeded 10% of credit card receivables. As of December 31, 2011, four customers accounted for 56% of accounts receivable, and as of December 31, 2012, two customers accounted for 33% of accounts receivable. The customers that accounted for more than 10% of the Company's accounts receivable balance as of December 31, 2011 and 2012 accounted for less than 2% of total revenue for the years ended December 31, 2011 and 2012, respectively.

        No single contributor accounted for or exceeded 10% of contributor royalties for the years ended December 31, 2010, 2011 and 2012, respectively.

Fair Value Measurements

        The fair value framework under the Financial Accounting Standards Board ("FASB") guidance requires the categorization of assets and liabilities into three levels: Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2—inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and Level 3—unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

        The fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, deferred revenue, and term loan facility carrying amounts approximate fair value because of the short maturity of these instruments. The Company currently has no other financial assets or liabilities that are measured at fair value.

        The Company's non-financial assets, which include property and equipment, intangibles and goodwill, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur, or if an annual impairment test is required and the Company is required to evaluate the non-financial asset for impairment, a resulting asset impairment would require that the non-financial asset be recorded at the fair value.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. Cash primarily consists of balances in checking, savings and money market accounts, which are recorded at cost and approximate fair value and are considered a Level 1 measurement based on bank reporting.

Restricted Cash

        The Company's restricted cash relates to security deposits for leased office locations. As of December 31, 2012, the Company had $243 of restricted cash recorded in prepaid expenses and other current other assets that related to a leased office location that expires in 2013 and had $182 of restricted cash recorded in restricted cash that related to a leased office location that expires in 2015, respectively. The carrying value of restricted cash approximates fair value.

Credit Card Receivables

        The Company's credit card receivables represent amounts due from third party credit card processors. Such amounts generally convert to cash within three to five days with little or no default risk.

Accounts Receivable and Allowance for Doubtful Accounts

        The Company's accounts receivable are customer obligations due under normal trade terms, carried at their face value less an allowance for doubtful accounts if required. The Company determines its allowance for doubtful accounts based on the evaluation of the aging of its accounts receivable and on a customer-by-customer analysis of its high-risk customers. The Company's reserve contemplates its historical loss rate on receivables, specific customer situations and the economic environments in which the Company operates. As of December 31, 2011 and December 31, 2012, the Company recorded an allowance for doubtful accounts of $256 and $249, respectively.

Offering Costs

        Offering costs consist of legal, accounting, consulting and filing fees related to the IPO. The deferred offering costs were offset against proceeds from the IPO upon the effectiveness of the IPO. As of December 31, 2011 and December 31, 2012, the Company deferred $511 and $0, respectively, of offering costs which are included in prepaid expenses and other current assets.

Deferred Financing Fees

        The Company defers and amortizes certain financing costs related to its term loan facility. These costs are deferred and amortized over the term of the debt period. As of December 31, 2011 and December 31, 2012, the deferred financing fees balance was $0 and $125, respectively, which is included in prepaid and other current assets. There was no amortization expense of deferred financing costs for the years ended December 31, 2010 and 2011. Amortization of deferred financing costs amounted to $41 for the year ended December 31, 2012.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

Equipment	3 years
Furniture and fixtures	7 years
Purchased software	3 years
Leasehold improvements	Shorter of expected useful life or lease term

Capitalized Internal Use Software

        The Company accounts for the cost of computer software developed or obtained for internal use of its application service by capitalizing qualifying costs, which are incurred during the application development stage, and amortizing them over the software's estimated useful life. Costs incurred in the preliminary and post-implementation stages of the Company's products are expensed as incurred. The amounts capitalized include external direct costs of services used in developing internal-use software and payroll and payroll-related costs of employees directly associated with the development activities. The Company amortizes capitalized software over the expected period of benefit, which is three years, beginning when the software is ready for its intended use. The Company had no amortized capital software expense for the year ended December 31, 2010. For the years ended December 31, 2011 and 2012, the Company had gross capitalized costs of $459 and $605, respectively, which is included in property and equipment and amortization expense of $41 and $154, respectively, which is included in general and administrative expense. The Company's policy is to amortize such capitalized costs using the straight-line method over the estimated useful life.

Impairment of Long-Lived Assets

        Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying value or the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. There were no impairment charges in 2010, 2011 or 2012.

Goodwill and Intangible Assets

        Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually on October 1 of each fiscal year or more frequently if events occur or circumstances exist that indicate that the fair value of

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

a reporting unit may be below its carrying value. Goodwill has been allocated to the Company's reporting units, for the purposes of preparing our impairment analyses, based on a specific identification basis. Based on the results of the goodwill impairment assessment as of October 1, 2012, the Company concluded that the fair value of its reporting unit is more than its carrying amount, and therefore no adjustment to the carrying value of goodwill was necessary. As a result of a combination of factors in the second quarter of 2012, the Company concluded that a triggering event had occurred in the Bigstockphoto, Inc. ("Bigstock") reporting unit indicating a potential impairment and a step 1 impairment test was performed as of June 30, 2012. As a result of performing the step 1 test for goodwill impairment in the second quarter of 2012, management concluded that the fair value of the Bigstock reporting unit exceeded the carrying value. Therefore, there was no requirement to perform step 2 of the analysis and it was concluded that there is no impairment of goodwill for the Bigstock reporting unit. There were no impairments of goodwill in any of the periods presented in the consolidated financial statements. See Note 2, Goodwill and Intangible Assets, for further discussion.

Revenue Recognition

        All revenue, net of refunds, is generated from the license of digital content through subscription or usage based plans. The Company's four plans are: subscription plans, On Demand plans, Pay As You Go, which was introduced in July 2011, and credit pack plans. The Company recognizes revenue when the following basic criteria are met: there is persuasive evidence of an arrangement, performance or delivery of services has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Company considers persuasive evidence of an arrangement to be an electronic order form, or a signed contract, which contains the fixed pricing terms. Performance or delivery is considered to have occurred upon either the ratable passage of time over the contract period, a usage basis or upon the expiration of a contract period for which there are unused downloads or credits. Collectability is reasonably assured since most of the Company's customers purchase products by making electronic payments at the time of a transaction with a credit card. The Company establishes a chargeback allowance based on factors surrounding historical credit card chargeback trends and other information. As of December 31, 2011 and 2012, the Company has recorded a chargeback allowance of $70 and $70, respectively, which is included in other liabilities. Collectability is assessed for customers who pay on credit based on a credit evaluation for new customers and transaction history with existing customers. Any cash received in advance of revenue recognition is recorded as deferred revenue.

        Subscription plans range in length from thirty days to one year. Subscription plan revenues are recognized on a straight-line basis using a daily convention method over the plan term. On Demand plans are for a one-year term and permit the customer to download up to a fixed number of digital content. On-demand revenues are recognized at the time the customer downloads the digital content on a per unit basis. Revenue related to unused digital content, if any, is recognized in full at the end of the plan term. Pay As You Go plans provide for individual image download. The Company recognizes revenue as the customer downloads images. Credit-pack plans are generally for a one-year term and enable the customer to purchase a fixed number of credits which can then be utilized to pay for downloaded digital content. The number of credits utilized for each download depends on the digital content size and format. Credit-pack revenues are recognized based on customer usage on a per credit basis as digital content is downloaded. Revenue related to unused credits, if any, is recognized in full at the end of the plan term. Most plans automatically renew at the end of the plan term unless the customer elects not to renew. The Company

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

recognizes revenue from its four types of plans on a gross basis in accordance with the authoritative guidance on principal-agent considerations as the Company is the primary obligor in the arrangement, has latitude in establishing the product's price, performs a detailed review of the digital content before accepting it to its collection to ensure it is of high quality before it may be purchased by our customers, can reject contributor's images in its sole discretion, and has credit risk.

        Customers typically pay in advance (or upon commencement of the term) via credit card, wire or check. Fees paid or invoiced in advance are deferred and recognized as described above. Customers that do not pay in advance are invoiced and are required to make payment under standard credit terms. The Company does not generally offer refunds or the right of return to customers. There are situations in which a customer may receive a refund which is determined on a case-by-case basis.

        The Company also licenses digital content to customers through third party resellers. The Company contracts with third party resellers around the world to access markets where the Company does not have a significant presence. Third party resellers sell the Company's products directly to end-user customers and remit a fixed amount to the Company based on the type of plan sold. The terms of the reseller program indicate that the third party reseller is the primary obligor to the end-user customer and bears the risks and rewards as principal in the transaction. In assessing whether the Company's revenue should be reported on a gross or net basis with respect to our reseller program, the Company followed the authoritative guidance in ASC 605-45 Principal Agent Considerations. The Company recognizes revenue on a net basis in accordance with the type of plan sold, consistent with the plan descriptions above. The Company generally does not offer refunds or the right of return to resellers.

Cost of Revenue

        The Company's cost of revenue includes contributor royalties, credit card processing fees, image and video clip reviewer expenses, hosting and bandwidth expenses, amortization of content intangible assets, and depreciation of network equipment, which are the direct costs related to providing content to customers. Additionally, the Company includes an allocation of overhead costs primarily related to payroll, non-cash equity-based compensation, insurance, and facilities expenses based on headcount.

Contributor Royalties and Internal Sales Commissions

        Contributor royalties earned by a contributor are generally paid weekly or monthly once a customer has downloaded the contributor's digital content and the contributor's royalty account has reached a minimum dollar level. The Company expenses contributor royalties in the period during which a customer download occurs and includes the contributor royalties in cost of revenue.

        Internal sales commissions are generally paid in the month following collection or invoicing of the commissioned receivable. Internal sales commission expense is included in sales and marketing expense. Internal sales commissions are deferred and recognized over the expected future revenue stream which is generally up to twelve months. For the years ended December 31, 2010, 2011 and 2012, the Company deferred $352, $651, and $2,023, respectively, in internal sales commissions which is included in prepaid expenses and other current assets and amortized $256, $597 and $1,649, respectively, in internal sales commission expense which is included in sales and marketing expense.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

Research and Development

        The Company expenses research and development costs as incurred, except for costs that are capitalized for certain software development projects that have demonstrated technological feasibility. Research and development costs are primarily comprised of development personnel salaries, equipment costs as well as allocated occupancy costs and related overhead. For the year ended December 31, 2010, the Company did not capitalize any software costs and all research and development costs were expensed as incurred. For the years ended December 31, 2011 and 2012, the Company capitalized $25 and $146, respectively, which is included in total capitalized software costs included in property and equipment.

Advertising Costs

        The Company expenses the cost of advertising and promoting its products as incurred. Such costs totaled $13,547, $25,176, and $32,648 for the years ended December 31, 2010, 2011 and 2012, respectively, which are included in sales and marketing expense.

Deferred Rent

        The Company records rent expense on a straight-line basis over the term of the related lease. The difference between the rent expense recognized and the actual payments made in accordance with the lease agreement is recognized as a deferred rent liability on the Company's balance sheet. As of December 31, 2011, the Company has recorded a deferred rent balance of $198 which is included in other non-current liabilities. As of December 31, 2012, the Company has recorded a deferred rent balance of $122, of which $68 is included in other liabilities as it relates to a 2013 office lease expiration and $54 is included in other non-current liabilities.

Equity-Based Compensation

        Between June 7, 2007 and October 5, 2012, the Company was organized as a limited liability company. Beginning in 2011, the Company granted equity rights similar to options under our Value Appreciation Rights Plan ("VAR Plan") in the form of value appreciation rights (the "VAR Plan awards"). Each VAR Plan award had an exercise price, a vesting period and an expiration date, in addition to other terms and conditions similar to typical equity option grant terms and conditions. The VAR Plan awards were subject to a time-based vesting requirement and a condition that a change of control occur in order to trigger a payment with respect to the VAR Plan awards. In connection with the Reorganization, all of the VAR Plan awards were exchanged for options to purchase an aggregate of 1,661,719 shares of common stock of Shutterstock, Inc. with only a time-based vesting requirement, which were granted pursuant to the Company's 2012 Omnibus Equity Incentive Plan (the "2012 Plan").

        The Company measures and recognizes non-cash equity-based compensation expense for all equity-based payment awards made to employees based on estimated fair values. The value portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. For awards with a change of control condition, an evaluation is made at the grant date and future periods as to the likelihood of the condition being met. Compensation expense is adjusted in future periods for subsequent changes in the expected outcome of the change of control conditions until the vesting date. Forfeitures are

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and other equity-based awards granted pursuant to the 2012 Plan, stock purchased pursuant to the Employee Stock Purchase Plan ("2012 ESPP") and the VAR Plan awards, which are discussed further in Note 9, Equity-Based Compensation.

        The determination of the grant date fair value using an option-pricing model requires judgment and as well as assumptions regarding a number of other complex and subjective variables. These variables include the Company's fair value of the common ownership interest pre-IPO, the Company's closing market price at the grant date post-IPO, the expected unit price volatility over the expected term of the awards, awards' exercise and cancellation behaviors, risk-free interest rates, and expected dividends, which are estimated as follows:

  •
  Fair Value of Common Stock/Membership Unit.  Prior to completion of the IPO, the Company's fair value of common ownership interest was estimated internally and approved by the Board of Managers ("BOM") because the Company was not publicly traded. The Company's intention upon granting VAR Plan awards was for the granted award to have exercisable price per unit that was not less than the per unit fair value of the Company's common equity on the date of grant. The valuations of the Company's common equity unit were prepared in accordance with the American Institute of Certified Public Accountants Statement on Standards for Valuation Services 1: Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset. The assumptions used in the valuation model were based on future expectations combined with the Company's judgment. In the absence of a public trading market, the Company exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common equity unit as of the date of each VAR Plan award grant. Some but not all of these factors included operating and financial performance, current business conditions and projections, the hiring of key personnel, the Company's history and introduction of new functionality and services, the Company's stage of development, the likelihood of achieving a liquidity event for the common ownership interests, any adjustment necessary to recognize a lack of marketability for our common ownership interests, the market performance of comparable publicly traded companies, and U.S. and global capital market conditions. The Company also obtained independent third party valuations on a periodic basis. After October 11, 2012, the date the Company's common stock began trading on the New York Stock Exchange ("NYSE"), the grant date fair value for stock-based awards is based on the closing price of the Company's common stock on the NYSE on the date of grant and fair value for all other purposes related to stock-based awards shall be the closing price of the Company's common stock on the NYSE on the relevant date.

  •
  Expected Term.  The expected term is estimated using the simplified method allowed under Securities and Exchange Commission ("SEC") guidance.

  •
  Volatility.  As the Company does not have a trading history for its common ownership interest pre-IPO or a significant range of its common stock post-IPO, the expected price volatility for the common ownership interest and common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

    expected term of the VAR Plan awards and stock options granted post-IPO. Industry peers consist of several public companies similar in size, stage of life cycle and financial leverage. The Company did not rely on implied volatilities of traded options in the industry peers' common stock because the volume of activity was relatively low. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company's own common stock becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

  •
  Risk-free Interest Rate.  The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of for each award group.

  •
  Dividend Yield.  The Company has historically paid cash dividends or distributions to its members. Post-IPO, the Company does not intend to pay cash dividends or distributions in the foreseeable future. As a result, the Company used an expected dividend yield of zero.

        If any of the assumptions used in the Black-Scholes model changes significantly, the fair value for future awards may differ materially compared with the awards granted previously. The awards granted pursuant to the 2012 Plan, the 2012 ESPP and VAR Plan are subject to a time-based vesting requirement. The majority of stock option awards granted under the 2012 Plan vest over four years. The 2012 ESPP provides for purchase periods approximately every six months and a participant must be employed on the purchase date to participate in the 2012 ESPP. The VAR Plan awards had a condition that a change of control (as defined in the VAR Plan) must occur for a payment to trigger with respect to the VAR Plan awards. In connection with the Company's Reorganization, all of the VAR Plan awards were exchanged for options to purchase shares of common stock of Shutterstock, Inc. As of December 31, 2011, no equity-based compensation expense had been recognized with respect to the VAR Plan awards because the qualifying event had not occurred. As of December 31, 2010, there were no VAR Plan awards outstanding. As a result of the completion of the IPO, the Company began recording share-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the VAR Plan awards that were exchanged for options to purchase shares of common stock of Shutterstock, Inc. as part of the Company's Reorganization.

        For any equity-based awards that qualified for liability classification pre-IPO, the Company has elected to use the intrinsic value method to value the common membership interest in accordance with authoritative guidance on stock compensation. See Note 9, Equity-Based Compensation, for further information.

Income Taxes

        The Company filed its income tax returns as a limited liability company and was taxed as a "pass through" partnership for federal and state income tax purposes for all periods prior to its Reorganization on October 5, 2012. For all periods prior to the Reorganization, the Company recognized no federal and state income taxes, as the members of the LLC, and not the Company itself, were subject to income tax on their allocated share of the Company's earnings. However, the Company was subject to taxation on allocable portions of its net income or other taxes based on various methodologies employed by taxing

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

authorities in certain localities. The Company generally made monthly dividend distributions to its members under the terms of the LLC's operating agreement, subject to the Company's operating cash needs.

        Effective with the Reorganization, the Company became a Delaware corporation, and therefore became subject to federal and state tax expense beginning October 6, 2012. As a result of this tax status change, the Company recorded an incremental net deferred tax asset and a one-time non-cash tax benefit of approximately $28,811.

        The Company will file tax returns as a partnership for the period from January 1, 2012 through October 5, 2012 and will file tax returns as a corporation for the period from October 6, 2012 through December 31, 2012. Significant management judgment is required in projecting ordinary income/(loss) in order to determine the Company's estimated effective tax rate.

        The Company accounts for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. The Company records an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company's tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit or lapses in statutes of limitations. Any reserve for uncertain tax provisions is included in the income tax provision. Penalties and interest, if any, on uncertain tax positions are included in income tax expense. During the year ended December 31, 2010, the Company did not record any unrecognized tax benefits. During the years ended December 31, 2011 and 2012, the Company recorded an unrecognized tax benefit in the amount of $60 and $745, respectively, for uncertain tax positions related to tax positions taken in prior years, a portion of which relates to tax refund claims. To the extent these unrecognized tax benefits are ultimately recognized, the Company's effective tax rate may be impacted in future periods.

        The Company recognizes interest expense and tax penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. The Company did not accrue or pay any interest or penalties related to unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012.

        The Company assessed the realizability of deferred tax assets and determined that based on the available evidence, including a history of taxable income and estimates of future taxable income, it is more likely than not that the deferred tax assets will be realized. The Company will continue to evaluate its ability to realize deferred tax assets on a quarterly basis. Significant management judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. In the event that actual results differ from these estimates, the Company will adjust these estimates in future periods which may result in a change in the effective tax rate in a future year.

        The Company is subject to certain compliance requirements for non-income taxes, including payroll, value-added and sales-based taxes. Where appropriate, the Company has made accruals for these matters, which are reflected in the Company's consolidated financial statements.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

Net Income Per Share

        Basic net income per share is computed by dividing the net income attributable to common stockholders/members by the weighted average number of common shares outstanding during the period. The Company applies the two-class method for calculating and presenting income per share. Under the two-class method, net income is allocated between shares of common stock and other participating securities based on their contractual participating rights to share in the earnings as if all of the earnings for the period have been distributed. Participating securities are defined as securities that participate in dividends with common stock according to a pre-determined formula or a contractual obligation to share in the income of the entity. Any potential issuance of common shares, including those that are contingent and do not participate in dividends, are excluded from weighted average number of common shares outstanding. Undistributed net income (loss) for a given period is apportioned to participating members based on the weighted-average number of each class of securities outstanding during the applicable period as a percentage of the combined weighted-average number of these securities outstanding during the period. Income available to common stockholders/members is computed by deducting dividends paid to preferred members, accretion to redemption value on preferred members shares, less income allocated to participating securities including unvested shares for the restricted award holder since these unvested shares have participating rights. See Note 9, Equity-Based Compensation, for further discussion.

        Diluted net income per share is computed by dividing the net income available to common stockholders/members adjusted for any changes in income that would result from the assumed conversion of the potential common shares by the weighted average common shares outstanding and all potential common shares, if they are dilutive. The Company had no assumed shares available to purchase for the years ended December 31, 2010 and 2011. Diluted net income available to common stockholders/members for the year ended December 31, 2012 includes the effect of 1,789,318 shares to purchase, while 106,500 shares to purchase were excluded since they were anti-dilutive.

        A reconciliation of assumed exercised shares used in calculating basic and diluted income (loss) share available to common stockholders/members follows:

	Year Ended December 31,
	2010	2011	2012
Basic	20,770,041	20,849,242	23,785,299
Stock options and employee stock purchase plan shares	—	—	47,924
Unvested restricted stock awards	—	—	—

Diluted	20,770,041	20,849,242	23,833,223

Segment Reporting

        The Company has identified four operating segments. These four operating segments have been aggregated into one reportable segment based on the aggregation criteria within the authoritative guidance on segment reporting. The Company considered the similarity of the product sold, the distribution processes involved, targeted customers, and economic characteristics among the four operating segments in its aggregation criteria evaluation. The operating segments share operational support functions such as

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

sales, marketing, public relations, various research and development and engineering support, in addition to the general and administrative functions of human resources, legal, finance and information technology.

        The following represents our geographic revenue based on customer location:

	Year Ended December 31,
	2010	2011	2012
North America	$28,631	$40,536	$59,963
Europe	33,796	47,967	62,943
Rest of the world	20,546	31,768	46,710

Total revenue	$82,973	$120,271	$169,616

        Included in North America is the United States which comprises 31%, 30%, and 32% of total revenue for years ended December 31, 2010, 2011, and 2012, respectively. No other country accounts for more than 10% of the Company's revenue in any period. All long-lived assets are located in North America.

Foreign Currency Transactions

        The Company has determined that the U.S. Dollar is its functional currency worldwide and therefore does not have any foreign currency translation adjustment. The Company does provide for customers in select countries to pay for licenses in local currency. These local currency payments are converted into U.S. Dollars at the rate prevailing on the date of the transaction. Any refund for these transactions could result in a foreign currency transaction gain or loss depending on the movement of the foreign currency between the purchase date and the refund date. During the years ended December 31, 2010, 2011 and 2012, the Company's foreign currency transaction activity was immaterial to the financial statements.

Comprehensive Income (Loss)

        Comprehensive income (loss) includes certain changes in stockholders' equity that are excluded from net income (loss) such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. The Company's net income equals comprehensive income for the years ended December 31, 2010, 2011, and 2012.

Recently Issued Accounting Standard Updates

        None of the recently issued accounting standard updates are expected to have a material impact.

(2) Goodwill and Intangible Assets

        The Company's goodwill balance is attributable to its Bigstock reporting unit and is tested for impairment at least annually on October 1 or upon a triggering event. There have been no changes in the carrying amount of goodwill through December 31, 2012.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(2) Goodwill and Intangible Assets (Continued)

        Intangible assets consist of the following as of December 31, 2011 and 2012:

	As of December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
Amortizing intangible assets:
Customer relationship	$600	$(338)	$262	4
Trade name	400	(64)	336	14
Contributor content	450	(68)	382	15
Non-compete agreement	100	(75)	25	3
Domain name	25	(1)	24	15

Total	$1,575	$(546)	$1,029

	As of December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
Amortizing intangible assets:
Customer relationship	$600	$(486)	$114	4
Trade name	400	(91)	309	14
Contributor content	450	(98)	352	15
Non-compete agreement	100	(100)	—	3
Domain name	86	(3)	83	15
Patents	193	(11)	182	17

Total	$1,829	$(789)	$1,040

        During 2011, the Company acquired a domain name for $25 which is being amortized over fifteen years. During the first quarter of 2012, the Company acquired patents for $193, which will be amortized over sixteen to nineteen years. The patents were put into service in April 2012. During the third and fourth quarters of 2012, the Company acquired domain names for $10 and $50, respectively. These domain names were put into service in the same periods of purchase and will be amortized over fifteen years. Amortization expense related to the intangible assets was $242, $244 and $243 for the years ended December 31, 2010, 2011, and 2012, respectively. The Company also determined that there was no indication of impairment for the intangible assets for all periods presented. Estimated amortization expense for the next five years is: $191 in 2013, $78 in each fiscal year 2014 through 2017 and $537 thereafter.

        Based on a combination of factors that occurred in the second quarter of 2012 within the Company's Bigstock reporting unit, primarily a change in financial projections and business strategy including the re-allocation of certain technology-related personnel to a different reporting unit and a shift in marketing strategy, management concluded that a triggering event had occurred indicating potential impairment in the Bigstock reporting unit, and accordingly performed a step 1 impairment test based on ASC 350, Intangibles—Goodwill and Other.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(2) Goodwill and Intangible Assets (Continued)

        The Company performed its annual assessment on October 1, 2012. The Company estimated the fair value of the reporting unit using a discounted cash flow projection (also referred to as the income approach). The income approach uses a reporting unit's projection of estimated future operating results and cash flows discounted to a net present value. The Company's significant assumptions utilized in the income approach included estimated weighted-average cost of capital from a market participant point of view, projected revenues and operating expenditures which take into account expected operating margin efficiencies gained through cost reduction strategies, projected capital expenditures, and projected working capital changes. The projections were based on management's best estimates of economic and market conditions over the projected period. The Company bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. Future changes to the projected financial information or other significant assumptions including the weighted-average cost of capital could have a negative result on the Bigstock reporting unit's fair value.

        As a result of performing the step 1 tests for goodwill impairment, management concluded that the fair value of the Bigstock reporting unit exceeded the carrying value. Therefore, there was no requirement to perform step 2 of the analysis and it was concluded that there is no impairment of goodwill for the Bigstock reporting unit. Long-lived assets held in the Bigstock reporting unit were also tested for recoverability in the second quarter of 2012, as a result of the triggering event, and no impairment was identified.

(3) Property and Equipment

        Property and equipment is summarized as follows:

	December 31,
	2011	2012
Computer equipment and software	$5,537	$8,971
Furniture and fixtures	522	806
Leasehold improvements	395	484

Property and equipment	6,454	10,261
Less accumulated depreciation	(2,610)	(5,006)

Property and equipment, net	$3,844	$5,255

        Depreciation expense amounted to $632, $1,276, and $2,397, for the years ended December 31, 2010, 2011 and 2012, respectively. Depreciation expense is included in cost of revenue and general and administrative expense based on the nature of the asset.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(4) Accrued Expenses

        Accrued expenses consisted of the following:

	December 31,
	2011	2012
Royalty tax withholdings	$4,126	$4,644
Professional fees	1,332	469
Non-income taxes	1,742	3,567
Accrued compensation	2,391	4,246
Accrued marketing	183	588
Other accrued expenses	1,101	2,092

Total accrued expenses	$10,875	$15,606

(5) Income Taxes

        The following table summarizes the consolidated provision for income taxes:

	Year Ended December 31,
	2010	2011	2012
Current:
Federal provision	$—	$—	$4,329
State & local provision	1,169	723	1,233
Deferred:
Federal (benefit)	—	—	(29,772)
State & local (benefit) provision	(293)	253	(1,528)

Provision (benefit) for income taxes	$876	$976	$(25,738)

        The provision for income taxes differs from statutory income tax rate as follows:

	Year Ended December 31,
	2010	2011	2012
U.S. income tax at federal statutory rate	—%	—%	35.00%
State and local taxes, net of federal benefit	4.00%	4.00%	2.84%
Benefit from change in tax status	—%	—%	(31.36)%
LLC income not subject to federal and state tax	—%	—%	(131.83)%
Non-deductible—restricted stock	—%	—%	7.25%
Non-deductible—other	0.40%	0.50%	0.34%

Total provision (benefit) for income taxes	4.40%	4.50%	(117.76)%

        Effective with the Reorganization, the Company became a Delaware corporation, and therefore became subject to federal and state tax expense beginning October 6, 2012. As a result of this tax status change, the Company recorded an incremental net deferred tax asset and a one-time non-cash tax benefit of approximately $28,811.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(5) Income Taxes (Continued)

        The Company's tax effects of temporary differences and tax carryforwards that give rise to significant portions of the deferred tax assets are presented below:

	Year Ended December 31,
	2011	2012
Deferred tax assets:
Deferred revenue	$547	$14,237
Intangible amortization	—	14,861
Non-income tax reserve	91	2,576
Non-cash equity-based compensation	60	1,136
Other liabilities	10	384

Net deferred tax assets	708	33,194
Deferred tax liabilities:
Depreciation and amortization	(6)	(1,195)

Net deferred tax assets	$702	$31,999

        The following table summarizes changes to the Company's unrecognized tax benefits as follows:

	Year Ended December 31,
	2011	2012
Balance of unrecognized tax benefits at January 1	$—	$60
Gross additions for tax positions for prior years	—	18
Gross additions for tax positions for current year	60	727
Gross expirations	—	—
Gross settlements	—	—

Balance of unrecognized tax benefits at December 31	$60	$805

        There was no unrecognized tax benefit recorded during the year ended December 31, 2010. The liability for unrecognized tax benefits is included in other non-current liabilities. The Company has no on-going tax examinations. The Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2008. The Company does not anticipate significant changes to its uncertain tax positions through the next fiscal year.

(6) Term Loan Facility

        On September 21, 2012, the Company entered into a loan and security agreement with Silicon Valley Bank providing for a $12,000 term loan facility, which the Company refers to as the term loan facility. The Company will use the net proceeds from the term loan facility for working capital and general business purposes. The term loan facility provides for a term loan of $12,000 and matures on the earlier of (i) September 21, 2013 and (ii) the date on which such facility is accelerated following the occurrence of an event of default. The term loan facility provides for interest on the term loan, at the Company's option, at the prime rate as published in the Wall Street Journal minus 0.75%, or a LIBOR-based rate plus a margin of 2.00%. The Company generally selects the one-month LIBOR-based rate. On February 21, 2013, the

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(6) Term Loan Facility (Continued)

Company selected the one-month LIBOR-based rate in connection with the reset of its term loan facility. The newly selected rate expires on March 21, 2013 at which time the Company can select a new interest rate option. On December 24, 2012, the Company paid down $6,000 of the term loan facility.

        The term loan facility includes financial covenants of a minimum EBITDA determined quarterly, measured on a trailing 12 month basis and a minimum liquidity requirement. The term loan also includes customary negative and affirmative covenants including, among others, limitations on the Company's ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations (other than the Reorganization); or (vii) change its business.

        Amounts under the term loan facility may become due upon certain events of default including, among others, failure to comply with the term loan facility's covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the term loan facility is an additional 2.00% per annum over the otherwise applicable rate. All obligations under the term loan facility are secured by substantially all of the Company's assets, other than its intellectual property.

        At December 31, 2012, the Company was in compliance with the financial covenants and other covenants applicable to it under the term loan facility and the outstanding term loan facility balance was $6,000. At December 31, 2012, the Company recorded accrued interest in the amount of $3, which is included in accrued expenses at December 31, 2012.

        The Company capitalizes costs directly associated with acquiring third party financing. Deferred financing costs are included in prepaid expenses and other current assets and are amortized on a straight-line basis as interest expense over the term of the related indebtedness. In cases where amounts borrowed are paid in advance, financing costs related to the amount borrowed are accelerated. As of December 31, 2012, deferred financing costs, net of accumulated amortization were $125.

(7) Commitments and Contingencies

        The Company leases facilities under agreements accounted for as operating leases. Rental expense for operating leases for the years ended December 31, 2010, 2011, and 2012 was approximately $872, $1,113 and $1,799, respectively. Some leases have defined escalating rent provisions, which are expensed over the term of the related lease on a straight-line basis commencing with the date of possession. Any rent allowance or abatement is netted in this calculation. All leases require payment of real estate tax and operating expense increases.

        Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2012 are as follows:

Year Ending December 31	Operating Leases
2013	$1,669
2014	418
2015	209
2016	—
Thereafter	—

Total minimum lease payments	$2,296

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(7) Commitments and Contingencies (Continued)

Capital Expenditures

        For the years ended December 31, 2011 and 2012, the Company spent approximately $1,900 and $2,575, respectively, for servers and related hardware to accommodate increased business volume. The additions are included in "Assets—Property and equipment, net" on the balance sheet. As of December 31, 2012, the Company had no significant committed purchases related to data server equipment.

Unconditional Purchase Obligations

        As of December 31, 2012, the Company had unconditional purchase obligations in the amount of $3,409, which consisted primarily of contracts related to infrastructure services and contractual commitments for software licenses and marketing services. As of December 31, 2012, the Company's unconditional purchase obligations for the years ending December 31, 2013, 2014 and 2015 are $2,274, $943 and $192, respectively.

Legal Matters

        From time to time, the Company may become party to litigation in the ordinary course of business. The Company assesses the likelihood of any adverse judgments or outcomes with respect to these matters and determines loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, the Company considers other relevant factors that could impact its ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. The Company's reserves may change in the future due to new developments or changes in strategy in handling these matters. Although the results of litigation and threats of litigation, investigations and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business, consolidated financial position, results of operations, or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company currently has no reserves related to such litigation, and no active litigation matters. In addition, the Company receives, from time to time, inquiries related to potential intellectual property infringement matters. To date, the outcome of these inquiries has not had a material impact on the Company's operations or financial results.

Indemnifications

        In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers with respect to certain matters, including, but not limited to, losses arising out of the breach of Company's intellectual property warranties for damages to the customer directly attributable to the Company's breach. The Company is not responsible for any damages, costs, or losses to the extent such damages, costs or losses arise as a result of the modifications made by the customer, or the context in which an image is used. The standard maximum aggregate obligation and liability to any one customer for all claims is limited to $10. The Company offers certain of its customers greater levels of indemnification, including unlimited indemnification. As of December 31, 2011 and 2012, the Company has recorded no liabilities related to indemnification obligations in accordance with the authoritative guidance for loss contingencies. Additionally, the Company believes that it has the appropriate insurance coverage in place to adequately cover such indemnification obligations, if necessary.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(7) Commitments and Contingencies (Continued)

Employment Agreements and Indemnification Agreements

        The Company has entered into employment arrangements and indemnification agreements with certain executive officers and with certain employees. The agreements specify various employment-related matters, including annual compensation, performance incentive bonuses, and severance benefits in the event of termination with or without cause. The Company's employment agreement between the former Bigstock owner and the Company expired in 2010.

(8) Employee Benefit Plans

        The Company previously maintained a Simple IRA plan ("IRA Plan") that covered all eligible employees. The plan was implemented on June 7, 2007. The Company provided for annual discretionary employer matching contributions not to exceed 3% of employees' compensation for the year. Matching contributions were fully vested and non-forfeitable.

        The Company terminated the IRA Plan on December 31, 2010 and replaced it with a 401(k) defined contribution plan ("401(k) Plan"). Similar to the IRA Plan, the Company provides for annual discretionary employer matching contributions not to exceed 3% of employees' compensation for the year. Matching contributions also are fully vested and non-forfeitable.

        The Company recorded $77, $221 and $412 of employer matching contributions for the years ended December 31, 2010, 2011, and 2012, respectively.

(9) Equity-Based Compensation

2012 Omnibus Equity Incentive Plan

        On October 10, 2012, the Company's 2012 Plan became effective. The 2012 Plan provides for the grant of incentive stock options to Company employees, and for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to employees, directors and consultants. The maximum aggregate number of shares that may be issued under the 2012 Plan is 6,750,000 shares of common stock. The number of shares available for issuance under the 2012 Plan will be increased annually commencing January 1, 2013 by an amount equal to the lesser of 1,500,000 shares of common stock, 3% of the outstanding shares of common stock as of the last day immediately preceding fiscal year, or such other amount as determined by the Company's board of directors. Any awards issued under the 2012 Plan that are forfeited by the participant, will become available for future grant under the 2012 Plan. In connection with the Company's reorganization to a corporation, the VAR Plan awards were exchanged for options to purchase shares of common stock of Shutterstock, Inc. granted pursuant to the Company's 2012 Plan.

Employee Stock Purchase Plan

        On October 10, 2012, the Company's 2012 ESPP became effective. The 2012 ESPP provides participating employees with the option to purchase common stock through payroll deductions of up to 15% of eligible compensation and a maximum purchase of 1,000 shares during each offering period. The common stock is purchased at 85% of the lower of the fair market value of common stock on (1) the first trading day of the offering period, or (2) the last day of the offering period. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year; however, the first such offering period commenced on October 10, 2012, the date the Company's Registration Statement was declared effective. An employee will not be granted rights to purchase common stock if an employee

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(9) Equity-Based Compensation (Continued)

immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of the Company's capital stock or holds rights to purchase stock under all of the Company's employee stock purchase plans that would accrue at a rate that exceeds $25 worth of stock for each calendar year. The Company has reserved 2,000,000 shares for issuance under the 2012 ESPP. The number of shares available for issuance under the 2012 ESPP provides for an annual increase commencing January 1, 2013 by an amount equal to the lesser of 1,000,000 shares of common stock, 3% of the outstanding shares of our common stock as of the last day immediately preceding fiscal year, or such other amount as determined by the Company's board of directors. As of December 31, 2012, no shares had been issued under the 2012 ESPP.

        The Company estimates the fair value of purchase rights under the 2012 ESPP using the Black-Scholes valuation model. The fair value of each purchase right under the 2012 ESPP was estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

Period from October 10, 2012 to December 31, 2012
Expected term (in years)	0.64
Volatility	49%
Risk-free interest rate	0.15%
Dividend yield	—

        There was no non-cash stock-based compensation in connection with the 2012 ESPP for the years ended December 31, 2010 and 2011. The Company has recognized a non-cash stock-based compensation expense of $134, net of estimated forfeitures, in connection with the 2012 ESPP for the year ended December 31, 2012.

Value Appreciation Rights Plan

        Between June 7, 2007 and October 5, 2012, the Company was organized as a limited liability company. Beginning in 2011, the Company granted equity rights similar to options under its VAR Plan in the form of value appreciation rights. Each VAR Plan award had an exercise price, a vesting period and an expiration date, in addition to other terms and conditions similar to typical equity option grant terms and conditions. For the convenience of communicating the issuance of VAR Plan awards to employees, the BOM designated a total of 3,000,000 notional units for the VAR Plan to represent 10% of the Company's overall interest. The VAR Plan awards were subject to a time-based vesting requirement and a condition that a change of control occur for a payment to trigger with respect to the VAR Plan awards. Payment could occur in the form of cash, units or other securities at the discretion of the BOM and are equal to the appreciation in value over the participant's grant date price. The determination of the type of payment was subject to the discretion of the Company and not the holder. Additionally, the Company has never settled any VAR units with cash. As a result, the VAR units were accounted for as equity awards. Given the change-of-control condition, there was no equity-based compensation charge recorded for the year ended December 31, 2011. In connection with the Reorganization, all of the VAR Plan awards were exchanged for options to purchase an aggregate of 1,661,719 shares of common stock of Shutterstock, Inc. with only a time-based vesting requirement, which were granted pursuant to the Company's 2012 Plan.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(9) Equity-Based Compensation (Continued)

        The Company's VAR Plan awards were made in the form of notional units and were exchanged for options to purchase shares of common stock of Shutterstock, Inc. upon the Reorganization. The following is a summary of these awards and weighted average exercise price per option/notional unit:

	Plan Options/Units	Weighted Average Exercise Price
Units outstanding at December 31, 2010	—	$—
Units granted	1,370,500	15.08
Units exercised	—	—
Units cancelled or forfeited	(26,000)	14.21

Units outstanding at December 31, 2011	1,344,500	$15.10
Options/Units granted	418,000	19.38
Options/Units exercised	—	—
Options/Units cancelled or forfeited	(70,218)	21.15

Options outstanding at December 31, 2012	1,692,282	$16.11

        As of December 31, 2011, no VAR Plan notional units were exercised or exercisable as no qualifying event had occurred. As of December 31, 2012, no options were exercised. The intrinsic value of the VAR Plan notional units outstanding at December 31, 2011 and the total stock options at December 31, 2012 was approximately $2,100 and $16,700, respectively. No stock options or VAR Plan notional units expired during the years ended December 31, 2011 and 2012. The following is a summary of the Company's non-vested stock options/VAR Plan notional units:

	Plan Options/Units	Weighted Average Grant Date Fair Value
Unvested units at December 31, 2010	—	$—
Units granted	1,370,500	5.11
Units vested	—	—
Units cancelled or forfeited	(26,000)	4.83

Units outstanding at December 31, 2011	1,344,500	$5.48
Options/Units granted	418,000	8.73
Options/Units vested	(435,939)	5.29
Options/Units cancelled or forfeited	(70,218)	8.08

Unvested options at December 31, 2012	1,256,343	$6.58

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(9) Equity-Based Compensation (Continued)

        The following weighted average assumptions were used in the fair value calculation for the years ended December 31, 2011 and 2012:

	Year Ended December 31, 2011	Year Ended December 31, 2012
Expected term (in years)	5.5–6.6	5.2–6.3
Volatility	44%–47%	49%
Risk-free interest rate	1.4%–2.9%	1.0%–1.6%
Dividend yield	0%	0%

        Following the Reorganization, the VAR Plan awards were exchanged for options to purchase shares of the Company's common stock having the same time-based vesting schedules, which range from one to six years. The VAR Plan awards that were granted and outstanding as of the Reorganization date were exchanged for options to purchase an aggregate of 1,661,719 shares of common stock of Shutterstock, Inc. As a result of the Reorganization, the Company recognized a non-cash stock-based compensation expense of $2,412, net of estimated forfeitures, in connection with a one-time acceleration charge as a result of the removal of the change of control condition. Since the Reorganization through December 31, 2012, the Company has also recognized a non-cash stock-based compensation expense of $618, net of estimated forfeitures, in connection with the normal service vesting of stock options.

        As of December 31, 2012, the total unrecognized compensation charge related to 2012 Plan non-vested options is approximately $7,300, which is expected to be recognized through fiscal year 2017.

Profits Interest Awards

        On June 7, 2007, the Company entered into an Employment Agreement with an executive of the Company whereby the executive received an 8.5% membership interest in the Company in consideration of future services to be rendered over a thirty-six month period starting on July 1, 2007. The Company recorded a compensation charge of $917, which is included in general and administrative, during the year ended December 31, 2010, related to this membership interest award based upon the award's fair market value on the date of grant. There was no compensation charge recorded during the years ended December 31, 2011 and 2012 as the executive was fully vested as of December 31, 2010.

        On November 1, 2007, the Company entered into a Profits Interest Grant and Repurchase Agreement (a "Profits Interest Agreement") with an employee of the Company whereby the employee received a 0.4% membership interest in the Company in consideration of future services to be rendered over a forty-eight month period starting on January 1, 2008. The Profits Interest Agreement terms stipulated that the executive would have no rights to allocations or distributions relating to the Company's operating profits. Only upon a Liquidation of the Company, as defined in the Company's operating agreement, would the executive be entitled to operating profits of the Company. In connection with the Reorganization, this membership interest in the LLC was exchanged for shares of the Company's stock, which do not contain a liquidation condition. The award was determined to meet the characteristics of an equity-based award and was measured at fair value on the grant date. Based on the evaluation of the change of control condition in effect on the grant date and through each subsequent reporting period as to the probability that the change of control condition will be achieved, the Company did not record a compensation charge for this award

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(9) Equity-Based Compensation (Continued)

during the years ended December 31, 2010 and 2011. Upon consummation of the Reorganization and in connection with the removal of the change of control condition from the Profits Interest Agreement entered with the Company employee, the award was considered vested and the Company recognized a non-cash stock-based compensation expense of $509, which is included in general and administrative expense, during the year ended December 31, 2012. There is no unrecognized compensation charge at December 31, 2012 related to this award.

Restricted Stock Award

        On August 17, 2010, the Company entered into a Profits Interest Agreement with an executive whereby the Company issued a membership interest in the Company in consideration of future services to be rendered. The Profits Interest Agreement terms stipulated that the executive would have no rights to allocations or distributions relating to the Company's operating profits. Only upon a Liquidation of the Company, as defined in the Company's operating agreement, would the executive be entitled to operating profits of the Company. In connection with the Reorganization, this membership interest in the LLC was exchanged for restricted and unrestricted shares of the Company's stock, which did not contain a liquidation condition. The Profits Interest Agreement was effective as of April 5, 2010 and entitled the executive to an aggregate amount of 4% of any liquidation of the Company's in excess of $300,000. The Profits Interest Grant was to vest over a six year period. The Profits Interest Agreement also contained a put feature whereby the executive had the option to put back to the Company up to 10% annually of any vested portion of the membership interest at the fair value on the date the executive would sell the vested interest back to the Company. Since the put feature did not subject the executive to the typical risks of stock ownership, the membership interest was classified as a liability and recorded utilizing the intrinsic method. The Company's process for determining the fair value of the awards included consideration of third party valuation reports and the fair value determined served as the basis for calculating the compensation charge. The Company recorded a compensation charge of $197, $2,122, and $2,827, which is included in general and administrative expense, during the years ended December 31, 2010, 2011 and 2012, respectively. This liability was re-measured each reporting period until a Liquidation occurred. As of December 31, 2011, the liability charge was included in other non-current liabilities. Upon consummation of the Reorganization, the vested portion of the profits interest was exchanged for shares of common stock of Shutterstock, Inc. and the liability in the amount of $5,147 was re-classed to equity. The unvested portion was exchanged for shares of restricted stock having the same vesting terms as the profits interest. The Amended and Restated Restricted Stock Agreement entered into by the Company with the executive governs the terms of the restricted stock. Pursuant to the terms of the Amended and Restated Restricted Stock Agreement, 50% of the then-outstanding shares of restricted stock held by the executive vested and were released from the Company's right to acquire such shares upon the effectiveness of the Company's Registration Statement on October 10, 2012. The Company recognized a non-cash stock-based compensation expense of $3,627, which is included in general and administrative expense, in connection with a one-time acceleration charge for the vesting of 50% of the unvested portion of the restricted stock award based on the exchange date fair value. Additionally, the Company recorded a non-cash stock-based compensation expense of $258, which is included in general and administrative expense, since the Reorganization date through December 31, 2012 as a result of the restricted stock's normal service vesting.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(9) Equity-Based Compensation (Continued)

        As of December 31, 2012, the total unrecognized compensation charge related to the restricted stock is $3,368, which is expected to be recognized through fiscal 2016.

        The following table summarizes non-cash equity-based compensation expense included in the Company's statement of operations for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
Cost of revenue	$—	$—	$219
Sales and marketing	—	—	783
Product development	—	—	1,696
General and administrative	1,114	2,122	7,687

Total	$1,114	$2,122	$10,385

(10) Members' Equity and Stockholders' Equity

Common Members' Equity

        Prior to the Reorganization, common members' equity consisted of common membership interests. Only certain members had voting rights as designated in the LLC's Operating Agreement with respect to any action presented for a vote of the Company's members and only certain members were entitled to profits interest distributions from the Company's earnings. Common membership was not transferable without prior consent from the Company's BOM.

Redeemable Preferred Members' Equity

        On June 6, 2007, prior to the Reorganization, the Company's then sole stockholder sold 25% of the common members' equity to outside investors for an aggregate purchase price of $60,000. On February 28, 2008, the outside investors paid a purchase price adjustment in the amount of $1,800 to the selling member as a result of the Company achieving an EBITDA Target as defined in the purchase agreement. The outside investors had the same rights and terms as common members' equity holders except for a liquidation preference and a put preference. The put preference provided the outside investors with the option to redeem their investment for cash with proper notice to the Company on June 6, 2011 or thereafter. The Company treated this transaction as an equity modification. As a result, the Company recorded the change in the fair value of the 25% interest immediately prior to and after the modification of the equity interest as a deemed dividend and charged it against common members' deficit on the modification date. The Company accreted the difference between the carrying value of the preferred membership interest and the redemption value by applying the effective interest method. The Company concluded that the preferred interest possessed characteristics and risks more similar to equity and classified such instrument outside of common members' equity. Since the preferred members had the option to redeem their investment for cash with proper notice to the Company on June 6, 2011 or thereafter, the Company recorded the transaction outside of common members' equity. The purchase

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(10) Members' Equity and Stockholders' Equity (Continued)

agreement also provided for the reduction of preferred interests for any distributions paid to the preferred holders. A summary of the Company's preferred members' interest account activity is as follows:

Balance
Balance as of December 31, 2009	$36,218
Preferred interest accretion	7,068
Distributions	(6,475)

Balance as of December 31, 2010	36,811
Preferred interest accretion	4,058
Distributions	(7,144)

Balance as of December 31, 2011	33,725
Distributions	(9,000)
Exchanged(1)	(24,725)

Balance as of December 31, 2012	$—

(1)
Balance exchanged from redeemable preferred members' interest to stockholders' equity upon consummation of the Reorganization

        As of the Reorganization date, the outside investors did not exercise this put preference, therefore, the entire redeemable preferred membership interests in the LLC were exchanged for shares of Shutterstock, Inc. common stock.

Common Stock

        In connection with the Reorganization, the common and redeemable preferred membership interests in the LLC, including any interests that vested upon the Reorganization, were exchanged for shares of Shutterstock, Inc. common stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are fully paid and non-assessable. Under the amended and restated certificate of incorporation, which became effective upon completion of the IPO, the Company's certificate of incorporation authorized 200,000,000 shares of $0.01 par value common stock.

Preferred Stock

        Under the amended and restated certificate of incorporation, which became effective upon completion of the IPO, the Company's board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, $0.01 par value, in one or more series. The

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(10) Members' Equity and Stockholders' Equity (Continued)

board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

        The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Shutterstock without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of December 31, 2012, the Company has not issued and has no plans to issue any shares of preferred stock.

Distributions to Members

        In accordance with the LLC's Amended and Restated Limited Liability Company Agreement, prior to the Reorganization, cash distributions to the members were based on their respective percentage interests to the extent cash was available as determined by the board. Distributions were also limited to the extent that liabilities, excluding any owed to the members, exceeded fair market value of the LLC 's assets. Upon a dissolution event of the LLC, any assets were to be distributed 1) to creditors, including members who are creditors, by payment or provision for payment of the debt and liabilities of the LLC and the expenses of the liquidation; 2) to the setup of any reserves that are reasonably necessary for any contingent or unforeseen liabilities or obligations of the LLC; 3) to the preferred members until they have received distributions which, when aggregated with all prior distributions made to them equal their liquidation preference; 4) to Pixel Holdings Inc., which was the LLC's majority member, until such time that it has received distributions equal to the liquidation preference paid to the preferred members; 5) 75% to the common member with 8.5% membership interest, and 25% to the preferred members, until the aggregate amount of the distributions made to the 8.5% membership interest holder equals the product of $120,000 multiplied by their vested percentage; and 6) to the members in proportion to their percentage interests. For the years ended December 31, 2010, 2011 and 2012, the LLC distributed $25,900, $28,575, and $36,000, respectively, to its common and preferred members. Upon consummation of the Reorganization, the LLC's Amended and Restated Limited Liability Company Agreement terminated.

(11) Related Parties

        Historically, customers have inadvertently sent payment for purchased subscriptions to Pixel Holdings Inc., which is wholly owned by the Company's majority stockholder. The Company recognizes revenue in accordance with its revenue recognition policy and collects the receivable from Pixel Holdings Inc. As of December 31, 2011 and 2012, uncollected payments were $168 and $0, respectively, and are included in due from related party.

SHUTTERSTOCK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(12) Unaudited Quarterly Financial Data

        The following table sets forth, for the periods indicated, the Company's financial information for the eight most recent quarters ended December 31, 2012. In the Company's opinion, this unaudited information has been prepared on a basis consistent with the annual consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the periods presented.

	Three Months Ended
	Mar. 31, 2011	June. 31, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012(1)	June 30, 2012(1)	Sept. 30, 2012(1)	Dec. 31, 2012(2)
	(unaudited)
Revenue	$25,475	$28,912	$31,156	$34,728	$37,574	$40,625	$42,260	$49,157
Operating expenses:
Cost of revenue	10,179	10,977	11,373	12,975	14,389	15,436	16,057	18,794
Sales & marketing	6,961	6,875	8,493	9,600	12,240	11,093	9,752	12,022
Product development	1,887	2,368	2,811	2,711	3,419	3,441	3,795	5,675
General and administrative	2,012	2,285	2,539	3,335	3,732	4,445	3,765	9,709

Total operating expenses	21,039	22,505	25,216	28,621	33,780	34,415	33,369	46,200

Income from operations	4,436	6,407	5,940	6,107	3,794	6,210	8,891	2,957
Other income (expense), net	6	1	1	2	3	2	(3)	(49)

Income before income taxes	4,442	6,408	5,941	6,109	3,797	6,212	8,888	2,908
Provision (benefit) for income tax	189	273	253	321	86	141	146	(26,111)

Net income	4,253	6,135	5,688	5,788	3,711	6,071	8,742	29,019
Less:
Preferred interest distributed	1,875	3,000	1,312	956	2,100	1,688	2,263	2,950
Preferred interest accretion	1,763	1,730	565	—	—	—	—	—
Undistributed (loss) earnings to participating stockholders/members	(1,253)	(1,899)	(31)	491	(1,172)	(170)	(77)	(2,668)

Net income available to common stockholders/members	$1,868	$3,304	$3,842	$4,341	$2,783	$4,553	$6,556	$28,737

Net income (loss) per basic share available to common stockholders/members:
Distributed	$0.27	$0.43	$0.19	$0.14	$0.30	$0.24	$0.33	$0.27
Undistributed	(0.18)	(0.27)	(0.01)	0.07	(0.17)	(0.02)	(0.02)	0.61

Basic	$0.09	$0.16	$0.18	$0.21	$0.13	$0.22	$0.31	$0.88

Net income (loss) per diluted share available to common stockholders/members:
Distributed	$0.27	$0.43	$0.19	$0.14	$0.30	$0.24	$0.33	$0.27
Undistributed	(0.18)	(0.27)	(0.01)	0.07	(0.17)	(0.02)	(0.02)	0.61

Diluted	$0.09	$0.16	$0.18	$0.21	$0.13	$0.22	$0.31	$0.88

Weighted average shares outstanding:
Basic	20,849,242	20,849,242	20,849,242	20,849,242	20,849,242	20,849,242	20,849,242	32,497,727
Diluted	20,849,242	20,849,242	20,849,242	20,849,242	20,849,242	20,849,242	20,849,242	32,681,570

(1)
Certain interim period balances have been reclassified within total operating expenses to conform to current period presentation.

(2)
During the fourth quarter of fiscal year 2012, the Company identified an under-accrual in each of the prior quarters of 2012 related to non-income tax expense. As a result, the Company recorded an incremental charge of approximately $900 to general and administrative expense during the fourth quarter of 2012. The Company does not believe the adjustment is material to the fourth quarter or any previously reported periods.

SHUTTERSTOCK, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31, 2012	June 30, 2013
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$102,096	$112,803
Credit card receivables	1,373	2,442
Accounts receivable, net	1,738	4,435
Prepaid expenses and other current assets	2,008	6,598
Deferred tax assets, net	18,760	22,340

Total current assets	125,975	148,618
Property and equipment, net	5,255	6,778
Intangible assets, net	1,040	928
Goodwill	1,423	1,423
Deferred tax assets, net	13,239	12,786
Restricted cash	182	2,015

Total assets	$147,114	$172,548

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,606	$3,213
Accrued expenses	15,606	16,857
Contributor royalties payable	6,984	8,142
Deferred revenue	37,934	46,736
Term loan facility	6,000	—
Other liabilities	161	158

Total current liabilities	69,291	75,106
Other non-current liabilities	889	1,840

Total liabilities	70,180	76,946

Commitments and contingencies (Note 8)
Stockholders' equity:
Common stock, $0.01 par value; 200,000 shares authorized; 33,513 and 33,692 shares outstanding as of December 31, 2012 and June 30, 2013, respectively	335	337
Additional paid-in capital	48,282	54,520
Retained earnings	28,317	40,745

Total stockholders' equity	76,934	95,602

Total liabilities and stockholders' equity	$147,114	$172,548

See Notes to Unaudited Consolidated Financial Statements.

SHUTTERSTOCK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

(unaudited)

	Six Months Ended June 30,
	2012	2013
Revenue	$78,199	$107,926
Operating expenses:
Cost of revenue	29,825	41,589
Sales and marketing	23,333	25,292
Product development	6,860	9,615
General and administrative	8,177	10,514

Total operating expenses	68,195	87,010

Income from operations	10,004	20,916
Other income, net	5	8

Income before income taxes	10,009	20,924
Provision for income taxes	227	8,496

Net income	$9,782	$12,428
Less:
Preferred interest distributed	3,788	—
Undistributed (loss) earnings to participating stockholder/members	(1,342)	41

Net income available to common stockholders/members	$7,336	$12,387

Net income (loss) per basic share available to common stockholders/members:
Distributed	$0.54	$—
Undistributed	(0.19)	0.37

Basic	$0.35	$0.37

Net income (loss) per diluted share available to common stockholders/members:
Distributed	$0.54	$—
Undistributed	(0.19)	0.37

Diluted	$0.35	$0.37

Weighted average shares outstanding:
Basic	20,849,242	33,435,439

Diluted	20,849,242	33,903,898

See Notes to Unaudited Consolidated Financial Statements.

SHUTTERSTOCK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Six Months Ended June 30,
	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,782	$12,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,160	1,725
Deferred taxes	(155)	(3,127)
Non-cash equity-based compensation	2,157	2,570
Excess tax benefit from the exercise of stock options	—	(1,009)
Bad debt reserve	50	244
Chargeback reserve	—	20
Amortization of deferred financing fees	—	125
Changes in operating assets and liabilities:
Credit card receivable	(524)	(1,069)
Accounts receivable	(226)	(2,941)
Prepaid expenses and other current and non-current assets	(2,076)	(3,748)
Due from member	168	—
Accounts payable and other liabilities	2,351	2,636
Contributors royalties payable	1,060	1,158
Deferred revenue	5,175	8,802

Net cash provided by operating activities	$18,922	$17,814

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(2,671)	(2,986)
Acquisition of patents	(193)	—
Security deposit receipt (payment)	38	(1,791)

Net cash used in investing activities	$(2,826)	$(4,777)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	—	2,681
Excess tax benefit from the exercise of stock options	—	1,009
Payment of term loan	—	(6,000)
Payment of offering fees	—	(20)
Members' distributions	(15,151)	—

Net cash used in financing activities	$(15,151)	$(2,330)

Net increase in cash and cash equivalents	945	10,707
Cash and cash equivalents—Beginning	14,097	102,096

Cash and cash equivalents—Ending	$15,042	$112,803

Supplemental Disclosure of Cash Information:
Cash paid for:
Income taxes	$300	$14,194
Interest	$—	$34

See Notes to Unaudited Consolidated Financial Statements.

SHUTTERSTOCK, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies

Summary of Operations

        Shutterstock, Inc. (the "Company" or "Shutterstock") operates an industry-leading global marketplace for commercial digital imagery. Commercial digital imagery consists of licensed photographs, illustrations and video clips that companies use in their visual communications, such as websites, digital and print marketing materials, corporate communications, books, publications and video content. The Company licenses commercial digital imagery to its customers. Contributors upload their digital imagery to the Company's website in exchange for a royalty payment based on customer download activity. The Company maintains its primary office location in New York City.

Principles of Consolidation

        The consolidated financial statements reflect the operations of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Statements

        The interim consolidated balance sheet as of June 30, 2013, the consolidated statements of operations for the six months ended June 30, 2012 and 2013, and the consolidated statements of cash flows for the six months ended June 30, 2012 and 2013 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2013, its results of consolidated operations for the six months ended June 30, 2012 and 2013, and its results of consolidated cash flows for the six months ended June 30, 2012 and 2013. The financial data and the other financial information disclosed in these notes to the financial statements related to these periods are also unaudited. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013 or for any other future annual or interim period.

        There have been no changes in the significant accounting policies from those that were disclosed in Note 1 to the Company's Consolidated Financial Statements included elsewhere in this prospectus. These financial statements should also be read in conjunction with the audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2012. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles ("GAAP") have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). The consolidated balance sheet as of December 31, 2012 included herein was derived from the audited financial statements as of that date, but does not include all disclosures required by GAAP.

Reorganization

        In May 2012, in connection with the filing of a registration statement for the Company's initial public offering (the "IPO"), Shutterstock Images LLC, a New York limited liability company (the "LLC") formed Shutterstock, Inc., a Delaware corporation, as a wholly-owned subsidiary of the LLC. On October 5, 2012, the LLC reorganized, by way of a merger of the LLC with and into Shutterstock, Inc. with Shutterstock, Inc. surviving in the merger (the "Reorganization"). In connection with this Reorganization, the preferred and common membership interests in the LLC, including any interests that vested upon the Reorganization, were exchanged for shares of Shutterstock, Inc. common stock and the outstanding value

SHUTTERSTOCK, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

appreciation rights of the LLC were exchanged for options to purchase shares of common stock of Shutterstock, Inc.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. The Company evaluates its significant estimates on an ongoing basis, including, but not limited to allowance for doubtful accounts, goodwill, intangibles, non-cash equity-based compensation, income tax provision and for certain non-income tax accruals. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. Cash primarily consists of balances in checking, savings and money market accounts. The account balances are recorded at cost, which approximates fair value because of the short-term nature of the accounts, and are considered a Level 1 measurement based on bank reporting.

Revenue Recognition

        All revenue, net of refunds, is generated from the license of digital content through subscription or usage based plans. The Company's four plans are: subscription plans, On Demand plans, Pay As You Go, and credit pack plans. The Company recognizes revenue when the following basic criteria are met: there is persuasive evidence of an arrangement, performance or delivery of services has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Company considers persuasive evidence of an arrangement to be an electronic order form, or a signed contract, which contains the fixed pricing terms. Performance or delivery is considered to have occurred upon the ratable passage of time for subscription plans, the download of digital content or the expiration of a contract period for which there are unused downloads or credits. Collectability is reasonably assured since most of the Company's customers purchase products by making electronic payments at the time of a transaction with a credit card. The Company establishes a chargeback allowance based on factors surrounding historical credit card chargeback trends and other information. As of December 31, 2012 and June 30, 2013, the Company has recorded a chargeback allowance of $70 and $90, respectively, which is included in other liabilities. Collectability is assessed for customers who pay on credit based on a credit evaluation for new customers and transaction history with existing customers. Any cash received in advance of revenue recognition is recorded as deferred revenue.

        Subscription plans range in length from thirty days to one year. Subscription plan revenues are recognized on a straight-line basis using a daily convention method over the plan term. On Demand plans are typically for a one-year term and permit the customer to download up to a fixed amount of digital content. On Demand revenues are recognized at the time the customer downloads the digital content on a per unit basis. Revenue related to unused digital content, if any, is recognized in full at the end of the plan

SHUTTERSTOCK, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

term. Pay As You Go plans provide for individual image download. The Company recognizes Pay As You Go revenue as the customer downloads images. Credit pack plans are generally for a one-year term and enable the customer to purchase a fixed number of credits which can then be utilized to pay for downloaded digital content. The number of credits utilized for each download depends on the digital content size and format. Credit pack revenues are recognized based on customer usage on a per credit basis as digital content is downloaded. Revenue related to unused credits, if any, is recognized in full at the end of the plan term. Most plans automatically renew at the end of the plan term unless the customer elects not to renew. The Company recognizes revenue from its four types of plans on a gross basis in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605-45, "Principal Agent Considerations," as the Company is the primary obligor in the arrangement, has latitude in establishing the product's price, performs a detailed review of the digital content before accepting it to its collection to ensure it is of high quality before it may be purchased by its customers, can reject contributor's images in its sole discretion, and has credit risk.

        Customers typically pay in advance (or upon commencement of the term) via credit card, wire or check. Fees paid or invoiced in advance are deferred and recognized as described above. Customers that do not pay in advance are invoiced and are required to make payment under standard credit terms. The Company does not generally offer refunds or the right of return to customers. There are situations in which a customer may receive a refund but the determination is made on a case-by-case basis.

        The Company also licenses digital content to customers through third party resellers. The Company contracts with third party resellers around the world to access markets where the Company does not have a significant presence. Third party resellers sell the Company's products directly to end-user customers and remit a fixed amount to the Company based on the type of plan sold. The terms of the reseller program indicate that the third party reseller is the primary obligor to the end-user customer and bears the risks and rewards as principal in the transaction. In assessing whether the Company's revenue should be reported on a gross or net basis with respect to our reseller program, the Company follows the authoritative guidance in ASC 605-45, "Principle Agent Considerations." The Company recognizes revenue net of reseller commission in accordance with the type of plan sold, consistent with the plan descriptions above. The Company generally does not offer refunds or the right of return to resellers.

Equity-Based Compensation

        Between June 7, 2007 and October 5, 2012, the Company was organized as a limited liability company. Beginning in 2011, the Company granted equity rights similar to options under its Value Appreciation Rights Plan ("VAR Plan") in the form of value appreciation rights (the "VAR Plan awards"). Each VAR Plan award had an exercise price, a vesting period and an expiration date, in addition to other terms and conditions similar to typical equity option grant terms and conditions. The VAR Plan awards were subject to a time-based vesting requirement and a condition that a change of control occur in order to trigger a payment with respect to the VAR Plan awards. In connection with the Reorganization, all of the VAR Plan awards were exchanged for options to purchase an aggregate of 1,661,719 shares of common stock of Shutterstock, Inc. with only a time-based vesting requirement, which were granted pursuant to the Company's 2012 Omnibus Equity Incentive Plan (the "2012 Plan").

        The Company measures and recognizes non-cash equity-based compensation expense for all equity-based payment awards based on estimated fair values at the date awards are granted. The value portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. For

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(1) Summary of Operations and Significant Accounting Policies (Continued)

awards with a change of control condition, an evaluation is made at the grant date and future periods as to the likelihood of the condition being met. Compensation expense is adjusted in future periods for subsequent changes in the expected outcome of the change of control conditions until the vesting date. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and other equity-based awards granted pursuant to the 2012 Plan, stock purchased pursuant to the Employee Stock Purchase Plan ("2012 ESPP") and the VAR Plan awards, which are discussed further in Note 10, Equity-Based Compensation.

        The determination of the grant date fair value using an option-pricing model requires judgment as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's fair value of the common ownership interest pre-IPO, the Company's closing market price at the grant date post-IPO, the expected unit price volatility over the expected term of the awards, awards' exercise and cancellation behaviors, risk-free interest rates, and expected dividends, which are estimated as follows:

  •
  Fair Value of Common Membership Unit.  Prior to completion of the IPO, the Company's fair value of common ownership interest was estimated internally and approved by the Board of Managers ("BOM") because the Company was not publicly traded. The Company's intention upon granting VAR Plan awards was for the granted award to have an exercisable price per unit that was not less than the per unit fair value of the Company's common equity on the date of grant. The valuations of the Company's common equity unit were prepared in accordance with the American Institute of Certified Public Accountants Statement on Standards for Valuation Services 1: Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset. The assumptions used in the valuation model were based on future expectations combined with the Company's judgment. In the absence of a public trading market, the Company exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common equity unit as of the date of each VAR Plan award grant. Some, but not all of these factors included operating and financial performance, current business conditions and projections, the hiring of key personnel, the Company's history and introduction of new functionality and services, the Company's stage of development, the likelihood of achieving a liquidity event for the common ownership interests, any adjustment necessary to recognize a lack of marketability for our common ownership interests, the market performance of comparable publicly traded companies, and U.S. and global capital market conditions. The Company also obtained independent third party valuations on a periodic basis. After October 11, 2012, the date the Company's common stock began trading on the NYSE, the grant date fair value for equity-based awards is based on the closing price of the Company's common stock on the NYSE on the date of grant and fair value for all other purposes related to equity-based awards shall be the closing price of the Company's common stock on the NYSE on the relevant date.

  •
  Expected Term.  The expected term was estimated using the simplified method allowed under SEC guidance.

  •
  Volatility.  As the Company did not have a trading history for its common ownership interest pre-IPO and does not have a significant trading history for its common stock post-IPO, the expected price volatility for the common ownership interests and common stock was estimated by taking the

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(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

    average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the VAR Plan awards and stock options granted post-IPO. Industry peers consist of several public companies similar in size, stage of life cycle and financial leverage. The Company did not rely on implied volatilities of traded options in the industry peers' common stock because the volume of activity was relatively low. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company's own common stock becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

  •
  Risk-free Interest Rate.  The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of each award group.

  •
  Dividend Yield.  The Company has historically paid cash dividends or distributions to its members. Post-IPO, the Company does not intend to pay cash dividends or distributions in the foreseeable future. As a result, the Company uses an expected dividend yield of zero.

        If any of the assumptions used in the Black-Scholes model changes significantly, the fair value for future awards may differ materially compared with the awards granted previously. The awards granted pursuant to the 2012 Plan, the 2012 ESPP and VAR Plan are subject to a time-based vesting requirement. The majority of stock option awards granted under the 2012 Plan vest over four years. The 2012 ESPP provides for purchase periods approximately every six months and a participant must be employed on the purchase date to participate in the 2012 ESPP. The VAR Plan awards had a condition that a change of control (as defined in the VAR Plan) must occur for a payment to trigger with respect to the VAR Plan awards. In connection with the Company's Reorganization, all of the VAR Plan awards were exchanged for options to purchase shares of common stock of Shutterstock, Inc. which do not include a change of control condition. As of June 30, 2012, no equity-based compensation expense related to the VAR Plan awards had been recognized because the qualifying event had not occurred. As a result of the completion of the IPO, the Company began recording share-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the VAR Plan awards that were exchanged for options to purchase shares of common stock of Shutterstock, Inc. as part of the Company's Reorganization.

        For any equity-based awards that qualified for liability classification pre-IPO, the Company elected to use the intrinsic value method to value the common membership interest in accordance with authoritative guidance on stock compensation. See Note 10, Equity-Based Compensation, for further information.

Income Taxes

        The Company filed its income tax returns as a limited liability company and was taxed as a "pass through" partnership for federal and state income tax purposes for all periods prior to its Reorganization on October 5, 2012. For all periods prior to the Reorganization, the Company recognized no federal and state income taxes, as the members of the LLC, and not the Company itself, were subject to income tax on their allocated share of the Company's earnings. However, the Company was subject to taxation on allocable portions of its net income or other taxes based on various methodologies employed by taxing authorities in certain localities. The Company generally made monthly dividend distributions to its

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(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

members under the terms of the LLC's operating agreement, subject to the Company's operating cash needs.

        Effective with the Reorganization, the Company became a Delaware corporation, and therefore became subject to federal and state tax expense after October 5, 2012. As a result of this tax status change, the Company recorded an incremental net deferred tax asset and a one-time non-cash tax benefit of approximately $28,811 in the fourth quarter of the fiscal year ended December 31, 2012.

        The Company filed tax returns as a partnership for the period from January 1, 2012 through October 5, 2012 and will file tax returns as a corporation for the period from October 6, 2012 through December 31, 2012 and all periods thereafter. Significant management judgment is required in projecting ordinary income in order to determine the Company's estimated effective tax rate.

        The Company accounts for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions, taken or expected to be taken, in a tax return. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes may be due. The Company records an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company's tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The reserves, if any, are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit or lapses in statutes of limitations. Any reserve for uncertain tax positions is included in the income tax provision. Penalties and interest, if any, on uncertain tax positions are included in income tax expense.

        The Company assessed the realizability of deferred tax assets and determined that based on the available evidence, including a history of taxable income and estimates of future taxable income, it is more likely than not that the deferred tax assets will be realized. The Company will continue to evaluate its ability to realize deferred tax assets on a quarterly basis. Significant management judgment is required in determining the provision for income taxes and deferred tax assets and liabilities. In the event that actual results differ from these estimates, the Company will adjust these estimates in future periods which may result in a change in the effective tax rate in a future period.

        The Company is subject to certain compliance requirements for non-income taxes, including but not limited to payroll, value-added and sales-based taxes. Where appropriate, the Company has made accruals for these matters, which are reflected in the Company's consolidated financial statements.

Net Income Per Share

        Basic net income per share is computed by dividing the net income attributable to common stockholders/members by the weighted average number of common shares outstanding during the period. The Company applies the two-class method for calculating and presenting income per share. Under the two-class method, net income is allocated between shares of common stock and other participating securities based on their contractual participating rights to share in the earnings as if all of the earnings for the period have been distributed. Participating securities are defined as securities that participate in dividends with common stock according to a pre-determined formula or a contractual obligation to share in the income of the entity. Any potential issuance of common shares, including those that are contingent and do not participate in dividends, are excluded from weighted average number of common shares outstanding. Undistributed net income (loss) for a given period is apportioned to participating members based on the weighted average number of each class of securities outstanding during the applicable period

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(1) Summary of Operations and Significant Accounting Policies (Continued)

as a percentage of the combined weighted average number of these securities outstanding during the period. Income available to common stockholders/members is computed by deducting dividends paid to preferred members, accretion to redemption value on preferred members shares, less income allocated to participating securities including unvested shares for the restricted award holder since these unvested shares have participating rights. See Note 10, Equity-Based Compensation, for further discussion.

        Diluted net income per share is computed by dividing the net income available to common stockholders/members adjusted for any changes in income that would result from the assumed conversion of the potential common shares by the weighted average common shares outstanding and all potential common shares, if they are dilutive. For all periods presented, diluted net income available to common stockholders/members includes the effect of 1,716,301 options to purchase common stock while 257,800 options to purchase common stock were excluded since they were anti-dilutive. The Company had no assumed shares available to purchase for the six months ended June 30, 2012.

        A reconciliation of assumed exercised shares used in calculating basic and diluted net income (loss) share available to common stockholders/members follows:

	Six Months Ended June 30,
	2012	2013
Basic	28,849,242	33,435,439
Stock options and employee stock purchase plan shares	—	440,345
Unvested restricted stock awards	—	28,114

Diluted	28,849,242	33,903,898

Comprehensive Income (Loss)

        Comprehensive income (loss) includes certain changes in stockholders' equity that are excluded from net income (loss) such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. The Company's net income equals comprehensive income for the six months ended June 30, 2012 and 2013.

Recently Issued Accounting Standard Updates

        None of the recently issued accounting standard updates is expected to have a material impact.

(2) Information About Revenue By Geographic Area

        The following represents our revenue based on customer location:

	Six Months Ended June 30,
	2012	2013
North America	$27,610	$39,201
Europe	29,578	39,181
Rest of the world	21,011	29,544

Total revenue	$78,199	$107,926

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(2) Information About Revenue By Geographic Area (Continued)

        Included in North America is the United States which comprises 33% and 32% of total revenue for the six months ended June 30, 2012 and 2013, respectively. No other country accounts for more than 10% of the Company's revenue in any period. All long-lived assets are located in the United States.

(3) Goodwill and Intangible Assets

        The Company's goodwill balance is attributable to its Bigstockphoto, Inc. ("Bigstock") reporting unit and is tested for impairment at least annually on October 1 or upon a triggering event. There have been no changes in the carrying amount of goodwill through June 30, 2013.

        Intangible assets consist of the following as of December 31, 2012 and June 30, 2013:

	As of December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
Amortizing intangible assets:
Customer relationship	$600	$(486)	$114	4
Trade name	400	(91)	309	14
Contributor content	450	(98)	352	15
Non-compete agreement	100	(100)	—	3
Patents	193	(11)	182	17
Domain name	86	(3)	83	15

Total	$1,829	$(789)	$1,040

	As of June 30, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
	(unaudited)
Amortizing intangible assets:
Customer relationship	$600	$(561)	$39	4
Trade name	400	(105)	295	14
Contributor content	450	(113)	337	15
Non-compete agreement	100	(100)	—	3
Patents	193	(16)	177	17
Domain name	86	(6)	80	15

Total	$1,829	$(901)	$928

        Amortization expense was $124 and $112 for the six months ended June 30, 2012 and 2013, respectively. The Company also determined that there was no indication of impairment for the intangible assets for all periods presented. Estimated amortization expense for the next five years is: $77 for the remaining six months of 2013, $78 in 2014, $78 in 2015, $78 in 2016, $78 in 2017 and $539 thereafter.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(4) Property and Equipment

        Property and equipment is summarized as follows:

	December 31, 2012	June 30, 2013
Computer equipment and software	$8,971	$10,050
Furniture and fixtures	806	881
Leasehold improvements	484	888

Property and equipment	10,261	11,819
Less accumulated depreciation	(5,006)	(5,041)

Property and equipment, net	$5,255	$6,778

        Depreciation expense amounted to $1,036 and $1,613 for the six months ended June 30, 2012 and 2013, respectively. Depreciation expense is included in cost of revenue and general and administrative expense based on the nature of the asset.

(5) Accrued Expenses

        Accrued expenses consisted of the following:

	December 31, 2012	June 30, 2013
Royalty tax withholdings	$4,644	$4,976
Non-income taxes	3,567	5,394
Accrued compensation	4,246	3,752
Accrued marketing	588	393
Professional fees	469	355
Other accrued expenses	2,092	1,987

Total accrued expenses	$15,606	$16,857

(6) Income Taxes

        The Company's effective tax rates for the six month periods ended June 30, 2012 and 2013 are 2.3% and 40.6%, respectively. The Company incurred a discrete tax expense relating to a change in its state apportionment percentage during the six months ended June 30, 2013, which increased the effective tax rate by 1.3%. Excluding this discrete expense, the effective rate would have been 39.3%. The Company has computed the provision for income taxes based on the estimated annual effective tax rates and the application of discrete items, if any, in the period applicable. Effective with the Reorganization on October 5, 2012, the Company became a Delaware corporation, and therefore became subject to federal and state tax expense. For all periods prior to the Reorganization, the Company filed its income tax returns as a limited liability company and was taxed as a "pass through" partnership for federal and state income tax purposes and recognized no federal and state income taxes, as the members of the LLC, and not the Company itself, were subject to income tax on their allocated share of the Company's earnings. The effective tax rate differs from the statutory tax rate due primarily to non-deductible expense related to non-cash equity-based compensation, and meals and entertainment.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(6) Income Taxes (Continued)

        During the six months ended June 30, 2012 and 2013, the Company recorded an unrecognized tax benefit in the amount of $18 and $973, respectively, for uncertain tax positions taken in prior years. To the extent these unrecognized tax benefits are ultimately recognized, the Company's effective tax rate may be impacted in future periods.

        The Company recognizes interest expense and tax penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. The Company did not accrue any interest or penalties related to unrecognized tax benefits for the six months ended June 30, 2012. The Company accrued interest and penalties in the amount of $11 related to unrecognized tax benefits for the six months ended June 30, 2013.

(7) Term Loan Facility

        On September 21, 2012, the Company entered into a Loan and Security Agreement with Silicon Valley Bank providing for a $12,000 term loan facility, which the Company refers to as the term loan facility. On December 24, 2012, the Company paid down $6,000 of the term loan facility. On March 25, 2013, the Company paid off the remaining $6,000 of the loan facility. At December 31, 2012 and June 30, 2013, the Company recorded accrued interest in the amount of $3 and $0, respectively, which is included in accrued expenses.

        The Company capitalizes costs directly associated with acquiring third party financing. As of December 31, 2012, deferred financing costs, net of accumulated amortization, were $125. During the six months ended June 30, 2013, the Company accelerated and recognized $125 as a result of paying off the term loan facility.

        The Company was in compliance with the financial covenants and other covenants applicable to it under the term loan facility prior to paying off the term loan facility on March 25, 2013.

(8) Commitments and Contingencies

        The Company leases facilities under agreements accounted for as operating leases. Rental expense, inclusive of operating leases, for the six months ended June 30, 2012 and 2013 was $720 and $1,029, respectively. Some leases have defined escalating rent provisions, which are expensed over the term of the related lease on a straight-line basis commencing with the date of possession. Any rent allowance or abatement is netted in this calculation. All leases require payment of real estate taxes and operating expense.

        On March 21, 2013, the Company entered into an operating lease agreement to lease new office facilities in New York, New York. The lease commencement date shall be the later of August 1, 2013 and the date the Company takes possession; therefore, no expense was recorded during the six months ended June 30, 2013. The Company also entered into a letter of credit in the amount of $1,829 as a security deposit for the leased facilities. The letter of credit was collateralized by $1,829 of cash as of June 30, 2013, and as such, is reported as restricted cash on the consolidated balance sheet. The lease term is eleven years from the commencement date and aggregate future minimum lease payments are approximately $42,200.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(8) Commitments and Contingencies (Continued)

Capital Expenditures

        For the six months ended June 30, 2012 and 2013, the Company spent approximately $2,100 and $2,000, respectively, for servers and related hardware to accommodate increased business volume. The additions are included in "Assets—Property and equipment, net" on the balance sheet. As of June 30, 2013, the Company had no significant committed purchases related to data server equipment.

Unconditional Purchase Obligations

        As of December 31, 2012 and June 30, 2013, the Company had unconditional purchase obligations in the amount of $3,409 and $2,250, which consisted primarily of contracts related to infrastructure services and contractual commitments for marketing services.

        As of December 31, 2012, the Company's unconditional purchase obligations for the years ending December 31, 2013, 2014 and 2015 are $2,274, $943 and $192, respectively. As of June 30, 2013, the Company's unconditional purchase obligations for the remainder of 2013 and for the years ending December 31, 2014 and 2015 are $991, $1,063 and $196, respectively.

Legal Matters

        From time to time, the Company may become party to litigation in the ordinary course of business. The Company assesses the likelihood of any adverse judgments or outcomes with respect to these matters and determines loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, the Company considers other relevant factors that could impact its ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. The Company's reserves may change in the future due to new developments or changes in strategy in handling these matters. Although the results of litigation and threats of litigation, investigations and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business, consolidated financial position, results of operations, or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company currently has no material active litigation matters and, as such, no material reserves related to litigation. In addition, the Company receives, from time to time, inquiries related to potential intellectual property infringement matters. To date, the outcome of these inquiries has not had a material impact on the Company's operations or financial results.

Indemnifications

        In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers with respect to certain matters, including, but not limited to, losses arising out of the breach of the Company's intellectual property warranties for damages to the customer directly attributable to the Company's breach. The Company is not responsible for any damages, costs, or losses to the extent such damages, costs or losses arise as a result of the modifications made by the customer or the context in which an image is used. The standard maximum aggregate obligation and liability to any one customer for all claims is limited to $10. The Company offers certain of its customers greater levels of indemnification, including, in some cases, unlimited

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(8) Commitments and Contingencies (Continued)

indemnification. As of December 31, 2012 and as of June 30, 2013, the Company has recorded no liabilities related to indemnification obligations in accordance with the authoritative guidance for loss contingencies. Additionally, the Company believes that it has the appropriate insurance coverage in place to adequately cover such indemnification obligations, if necessary.

Employment Agreements

        The Company has entered into employment and change of control arrangements with certain executive officers and with certain employees. The agreements specify various employment-related matters, including annual compensation, performance incentive bonuses, and severance benefits in the event of termination with or without cause.

(9) Employee Benefit Plans

        The Company has a 401(k) defined contribution plan ("401(k) Plan") and provides for annual discretionary employer matching contributions not to exceed 3% of employees' compensation per year. Matching contributions also are fully vested and non-forfeitable at all times.

        The Company recorded employer matching contributions of $269 and $317 for the six months ended June 30, 2012 and 2013, respectively.

(10) Equity-Based Compensation

        Between June 7, 2007 and October 5, 2012, the Company was organized as a limited liability company. Beginning in 2011, the Company granted equity rights similar to options under its VAR Plan in the form of value appreciation rights. Each VAR Plan award had an exercise price, a vesting period and an expiration date, in addition to other terms and conditions similar to typical equity option grant terms and conditions. For the convenience of communicating the issuance of VAR Plan awards to employees, the BOM designated a total of 3,000,000 notional units for the VAR Plan to represent 10% of the Company's overall equity. The VAR Plan awards were subject to a time-based vesting requirement and a condition that a change of control occur for a payment to trigger with respect to the VAR Plan awards. Payment could occur in the form of cash, units or other securities at the discretion of the BOM and was equal to the appreciation in value over the participant's grant date price. The determination of the type of payment was subject to the discretion of the Company and not the holder. Additionally, the Company has never settled any VAR units with cash. As a result, the VAR units were accounted for as equity awards. Given the change-of-control condition, there was no equity-based compensation charge recorded for the six months ended June 30, 2012. In connection with the Reorganization, all of the VAR Plan awards were exchanged for options to purchase an aggregate of 1,661,719 shares of common stock of Shutterstock, Inc. with only a time-based vesting requirement, which were granted pursuant to the Company's 2012 Plan.

        The Company's VAR Plan awards were made in the form of notional units and were exchanged for options to purchase shares of common stock of Shutterstock, Inc. at the time of the Reorganization. Since the Reorganization, equity grants have been in the form of options to purchase common stock of

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(10) Equity-Based Compensation (Continued)

Shutterstock, Inc. The following table represents a summary of the Company's stock option activity for the six months ended June 30, 2013:

	Plan Options	Weighted Average Exercise Price
Options outstanding at December 31, 2012	1,692,282	$16.11
Options granted	293,100	42.07
Options exercised	(105,313)	15.34
Options cancelled or forfeited	(34,745)	18.93

Options outstanding at June 30, 2013	1,845,324	$20.23

Vested and exercisable at June 30, 2013	560,372	$15.43

        The intrinsic value of the total stock options outstanding at December 31, 2012 and at June 30, 2013 was approximately $16,700 and $65,600, respectively. The intrinsic value of the total stock options vested and exercisable at December 31, 2012 and at June 30, 2013 was approximately $4,300 and $22,600, respectively. No stock options expired during the year ended December 31, 2012 or the six months ended June 30, 2013.

        The following weighted average assumptions were used in the fair value calculation for the six months ended June 30, 2012 and 2013:

	Six Months Ended June 30,
	2012	2013
Expected term (in years)	5.2 - 6.3	6.3
Volatility	49%	49%
Risk-free interest rate	1.1 - 1.6%	1.0 - 1.5%
Dividend yield	0%	0%

        There was no non-cash equity-based compensation in connection with the 2012 Plan for the six months ended June 30, 2012. The Company recognized non-cash equity-based compensation expense of $1,744, net of forfeitures, in connection with the vesting of stock options during the six months ended June 30, 2013. As of June 30, 2013, the total unrecognized compensation charge related to 2012 Plan non-vested options is approximately $11,500, which is expected to be recognized through fiscal year 2017.

        On August 17, 2010, the Company entered into a Profits Interest Agreement with an executive whereby the Company issued a membership interest in the Company in consideration of future services to be rendered. The profits interest grant was to vest over a six year period. Upon consummation of the Reorganization, the vested portion of the profits interest was exchanged for shares of common stock of Shutterstock, Inc. and the liability relating to the vested portion of the profits interest, in the amount of $5,147, was re-classed to equity. The unvested portion of the profits interest was exchanged for shares of restricted stock having the same vesting terms as the profits interest.

        On June 3, 2013, the Company issued 10,000 restricted stock units pursuant to the 2012 Plan. The restricted stock units vest 25% on the first anniversary of the relevant vesting commencement date and the

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In Thousands, Except Share and Per Share Data)

(10) Equity-Based Compensation (Continued)

remaining 75% vest quarterly over three years thereafter. The restricted stock units are accounted for as equity awards and expensed based on the fair value on the date of grant over the four year vesting period.

        The Company recognized non-cash equity-based compensation expense of $2,157 during the six months ended June 30, 2012 related to the profits interest award and recognized non-cash equity-based compensation expense of $536 during the six months ended June 30, 2013 related to the vesting of restricted stock/restricted stock units.

        As of June 30, 2013, the total unrecognized compensation charge related to the restricted stock/restricted stock units is approximately $3,300, which is expected to be recognized through fiscal year 2017.

        On October 10, 2012, the Company's 2012 ESPP became effective. There was no non-cash equity-based compensation in connection with the 2012 ESPP for the six months ended June 30, 2012. The Company recognized non-cash equity-based compensation expense of $290, net of estimated forfeitures, in connection with the 2012 ESPP for the six months ended June 30, 2013. As of June 30, 2013, 73,717 shares have been issued under the 2012 ESPP.

        The following table summarizes non-cash equity-based compensation expense included in the Company's statement of operations for the six months ended June 30, 2012 and 2013:

	Six Months Ended June 30,
	2012	2013
Cost of revenue	$—	$165
Sales and marketing	—	507
Product development	—	584
General and administrative	2,157	1,314

Total	$2,157	$2,570

(11) Distributions to Members

        Prior to the Reorganization and in accordance with the Company's Amended and Restated Limited Liability Company Agreement, as amended, the LLC made cash distributions to the members based on their respective percentage interest to the extent cash was available as determined by the board. During the six months ended June 30, 2012, the LLC made $15,151 in cash distributions to the preferred and common members. There have been no distributions made since the Reorganization on October 5, 2012.

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